UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________



Commission file number 1-4987

SL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

New Jersey	21-0682685
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
520 Fellowship Road, Suite A114, Mt. Laurel, NJ	08054
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **856-727-1500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.20 par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES__ NO[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES___ NO[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ____ Accelerated filer _____ Non-accelerated filer _____ Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES__ NO[X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant based on the closing price of the Common Stock on the last business day of the Registrant's most recently completed second fiscal quarter, as reported by the NYSE MKT was approximately $28,691,000.

The number of shares of common stock outstanding as of March 1, 2013 was 4,139,000.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report (Items 10, 11, 12, 13 and 14) is incorporated by reference from the Company's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2013 annual meeting of stockholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

(a) General Development Of Business

SL Industries, Inc., through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality, and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency. The Company's products are largely sold to Original Equipment Manufacturers ("OEMs"), the utility industry and, to a lesser extent, to commercial distributors. The Company was incorporated as G-L Electronics Company in the state of New Jersey on March 29, 1956. The Company's name was changed to G-L Industries, Inc. in November 1963; SGL Industries, Inc. in November 1970; and then to the present name of SL Industries, Inc. in September 1984. Unless the context requires otherwise, the terms the "Company," "SL Industries," "we," "us" and "our" mean SL Industries, Inc., a New Jersey corporation, and its consolidated subsidiaries.

The Company's business strategy has been to enhance the growth and profitability of each of its businesses through the penetration of attractive new market niches, further improvement of operations through the implementation of lean manufacturing principles, expansion of lean principles into the transactional side of the business, and expansion of global capabilities. The Company intends to focus on improving efficiencies that better leverage the Company's resources. Lean initiatives, both on the factory floor and throughout the organization, are ongoing. The Company expects to pursue its goals during the next twelve months principally through organic growth. The Company also continues to pursue strategic alternatives to maximize shareholder value. Some of these alternatives have included, and could continue to include, selective acquisitions, divestitures and the sale of certain assets. The Company has provided, and may from time to time in the future provide, information to interested parties.

On February 27, 2012, the Company purchased certain assets of Pro-Dex Astromec, Inc. ("Astromec"), a subsidiary of Pro-Dex Inc. ("Pro-Dex"), for approximately $1,050,000, which includes the assumption of liabilities for an estimated earn-out of $294,000. The acquisition was paid for in cash. The earn-out is comprised of quarterly payments based on the performance of the acquired business over the three year period immediately following the date of acquisition. During 2012, $112,000 was paid related to the earn-out. SL Montevideo Technology, Inc. ("SL-MTI") recorded direct acquisition costs of approximately $434,000 during 2012, which are recorded within selling, general and administrative expenses in the Consolidated Statements of Income. The results from the acquisition date through December 31, 2012 are included in the SL-MTI segment.

On May 30, 2012, the Company announced a modified "Dutch Auction" Tender Offer to purchase up to $10 million of its common shares (the "Tender Offer"). The Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the Tender Offer. With the completion of the Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the Tender Offer with available cash on hand.

On August 9, 2012, the Company entered into a new senior revolving credit facility (the "2012 Credit Facility") with PNC Bank, National Association ("PNC Bank") to replace its Amended and Restated Revolving Credit Agreement, as amended (the "2008 Credit Facility"). The 2012 Credit Facility provides for borrowings up to $40,000,000 and under certain conditions maximum borrowings up to $70,000,000. The 2012 Credit Facility included a $5,000,000 sublimit for letters of credit (subsequently amended on March 11, 2013 to a maximum of $25,000,000 subject to designated usage) and provides for a separate $10,700,000 letter of credit which expires one year from the date of closing, with annual extensions. The 2012 Credit Facility expires on August 9, 2016.

On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share (the "Dividend") for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility.

On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock (the "2010 Repurchase Plan"). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2012, the Company purchased approximately 140,000 shares of Company stock at an average price of $17.59 a share through the 2010 Repurchase Plan. As a result, as of December 31, 2012, approximately 330,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.

(b) Financial Information About Segments

Financial information about the Company's business segments is incorporated herein by reference to Note 22 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(c) Narrative Description Of Business

Segments
The Company currently operates under four business segments: SL Power Electronics Corp. ("SLPE"), the High Power Group, SL Montevideo Technology, Inc. ("SL-MTI") and RFL Electronics Inc. ("RFL"). Teal Electronics Corp. ("Teal") and MTE Corporation ("MTE") are combined into one business segment, which is reported as the High Power Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 "Segment Reporting."

SLPE – SL Power Electronics Corp. designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company's power supplies provide a reliable and safe power source for the customer's specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the OEMs of medical, industrial/instrumentation, military and information technology equipment. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, net sales of SLPE, as a percentage of consolidated net sales from continuing operations, were 39%, 43% and 42%, respectively.

HIGH POWER GROUP – The High Power Group sells products under two brand names: Teal and MTE. Teal designs and manufactures custom power conditioning and distribution units for OEMs of medical imaging, medical treatment, military aerospace, semiconductor, solar and advanced simulation systems. MTE designs and manufactures power quality products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drive systems. MTE's standard product lines include: three-phase AC reactors, DC link chokes and a series of harmonic, RFI/EMI and motor protection filters. Teal and MTE also design and build customer specific and custom products for special applications. These products are typically used in industrial plants, renewable energy facilities, and commercial buildings. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, net sales of the High Power Group, as a percentage of consolidated net sales from continuing operations, were 32%, 30% and 30%, respectively.

SL-MTI – SL-MTI designs and manufactures high power density precision motors that are used in numerous applications, including military and commercial aerospace, oil and gas, medical and industrial products. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, net sales of SL-MTI, as a percentage of consolidated net sales from continuing operations, were 18%, 16% and 16%, respectively.

RFL – RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. These products are sophisticated communication systems that allow electric utilities to manage their high-voltage power lines more efficiently. RFL also provides products and systems used by rail and highway industries. RFL provides systems design, commissioning, training, customer service and maintenance for all of its products. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, net sales of RFL, as a percentage of consolidated net sales from continuing operations, were 11%, 11% and 12%, respectively.

Discontinued Operations

SURFTECH – SL Surface Technologies, Inc. ("SurfTech") produced industrial coatings and platings for equipment in the corrugated paper and telecommunications industries. On November 24, 2003, the Company sold substantially all of the assets of SurfTech. As a result, SurfTech is reported as a discontinued operation for all periods presented. A significant portion of the Company's environmental costs, which have been incurred and are expected to be incurred, are related to the former SurfTech operations.

Raw Materials
Raw material components are supplied by various domestic and international vendors. In general, availability of materials is not a problem for the Company; however, at times the Company has had to locate alternate suppliers for certain key components. Raw materials are purchased directly from the manufacturer whenever possible to avoid distributor mark-ups. Average lead times generally run from immediate availability to 26 weeks. Lead times can be substantially higher for strategic components subject to industry shortages. In most cases, viable multiple sources are maintained for flexibility and competitive leverage.

Patents, Trademarks, Licenses, Franchises And Concessions
The Company has proprietary information that it has developed and uses in its business. This proprietary information is protected by contractual agreements as well as through patents and patents pending, to the extent appropriate. The patents are protected by federal law. To protect its proprietary information, the Company also enters into non-disclosure agreements with its employees, vendors and customers. Where appropriate, the Company will take and has taken all steps necessary to defend its intellectual property.

Seasonality
Generally, seasonality is not a significant factor in any of the Company's segments.

Significant Customers
The Company has no customer that accounts for 10% or more of its consolidated net sales from continuing operations. SLPE, the High Power Group, SL-MTI and RFL each have certain major customers, the loss of any of which could have a material adverse effect on such segment.

Backlog
At March 1, 2013, March 2, 2012 and March 6, 2011, backlog was $65,200,000, $65,415,000, and $76,181,000, respectively. The backlog at March 1, 2013 was relatively flat compared to March 2, 2012.

Competitive Conditions
The Company's businesses are in active competition with domestic and foreign companies with national and international name recognition that offer similar products or services and with companies producing alternative products appropriate for the same uses. Each of the Company's businesses seeks to gain an advantage from its competition by concentrating on differentiating or customizing products based on customer needs. The Company's businesses also seek a competitive advantage based on quality, service, innovation, delivery and price.

Environmental
The Company (together with the industries in which it operates or has operated) is subject to the environmental laws and regulations of the United States, People's Republic of China ("China"), Republic of Mexico ("Mexico") and United Kingdom concerning emissions to the air, discharges to surface and subsurface waters and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company and the subject industries are also subject to other federal, state and local environmental laws and regulations, including those that require the Company to remediate or mitigate the effects of the disposal or release of certain chemical substances at various sites, mostly at sites where the Company has ceased operations. It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future.

It is the Company's policy to comply with all environmental, health and safety regulations, as well as industry standards for maintenance. The Company's domestic and international competitors are subject to the same environmental, health and safety laws and regulations, and the Company believes in each of its markets that the subject compliance issues and potential related expenditures of its operating subsidiaries are comparable to those faced by its major competitors.

Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as United States Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $24,367,000, of which $19,033,000 is included as other long-term liabilities as of December 31, 2012. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. The Company's environmental costs primarily relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the "Pennsauken Site") and in Camden, New Jersey (the "Camden Site"). There is also a third site, which is not owned by the Company, referred to as the "Puchack Well Field Site". The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site. The Company's environmental contingencies with respect to the Pennsauken Site are fully discussed in "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. Delineation of the soil and groundwater contamination is substantially complete. In the third quarter of 2009, the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building's foundation The New Jersey Department of Environmental Protection ("NJDEP") approved, and the Company implemented in 2010 an interim remedial action pilot study to inject neutralizing chemicals into the unsaturated soil. Based on an assessment of post-injection data, our consultants believe the pilot study can be implemented as a full scale soil remedy to treat unsaturated contaminated soil. A Remedial Action Workplan for soils ("RAWP") is being developed. The RAWP will select the injection remedy as the site wide remedy for unsaturated soils, along with demolition and proper disposal of the former concrete building slab and targeted excavation and disposal of impacted soil immediately underlying the slab. Additionally, the RAWP will address a small area of impacted soil off the property. The RAWP will be submitted to the NJDEP, by the Licensed Site Remediation Professional ("LSRP") for the site. The RAWP is scheduled to be implemented in 2013. Also, the Company's environmental consultants finalized an interim remedial action pilot study to treat on-site contaminated groundwater, consisting of injecting food-grade product, into the groundwater at the down gradient property boundary, to create a "bio-barrier." The pilot study includes post-injection monitoring to assess the bio-barrier's ability to treat contaminated groundwater. The groundwater injection pilot study and permit application were submitted to the NJDEP in May 2011, and then re-submitted in June 2012 by the Company's LSRP. The Company received from the NJDEP the permit approval in October 2012. Implementation of the groundwater pilot study is scheduled to occur in 2013 with post injection effectiveness monitoring to occur in 2014. At December 31, 2012, the Company had an accrual of $2,204,000 to remediate the Camden Site. Of this amount, the Company anticipates expenditures of approximately $1,040,000 in 2013.

As previously reported, the Company is currently participating in environmental assessments and cleanups at a number of sites. One of these sites is a commercial facility, located in Wayne, New Jersey. Contaminated soil and groundwater has undergone remediation with NJDEP oversight, but contaminants of concern ("COCs") in groundwater and surface water, which extend off-site, still remain above applicable NJDEP remediation standards. Certain COCs have also been detected in the indoor air of two commercial buildings, located on the property. One of the buildings (the "Main Building") was outfitted with a sub-slab depressurization system as a mitigation measure. The source investigations under the Main Building were completed in June 2012. Soil and groundwater samples collected from underneath the Main Building identified COCs in excess of the NJDEP's applicable remediation standards. Consequently, a soil contaminant source remains under the Main Building that is feeding the groundwater contamination. The remedial investigation conducted in the second quarter of 2012 identified a new source of COCs, outside of a second building and two sub-grade anomalies. Additional investigations conducted in December 2012 mostly delineated the extent of COC's in soil at the new soil source area and confirmed that the sub-grade anomalies did not contain regulated features requiring additional investigation. A soil remedial action plan will be required in order to remove the new soil source of contamination by the second building that continues to impact groundwater. Our consultants have reviewed data to determine what supplemental remedial action is necessary for soils, and whether to modify or expand the groundwater remedy that will likely consist of additional in-situ injections of food grade product into the groundwater. Estimates have been developed by the Company's consultants, which includes costs to enhance the existing vapor intrusion system, remedial injections, soil excavation and additional tests and remedial activities. Accordingly, the reserve for this site was increased by $485,000 to account for these remedial activities. The accrual for remediation cost at December 31,

2012 for this site is $1,255,000. Costs related to this site are recorded as part of discontinued operations, net of tax.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $111,000, which has been accrued for at December 31, 2012. These costs are recorded as a component of continuing operations.

Employees

As of December 31, 2012, the Company had approximately 1,400 employees. Of these employees, 137, or approximately 10%, were subject to collective bargaining agreements in Mexico.

Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico, Tecate, Mexico, and Xianghe, China. SLPE manufactures most of its products in Mexico and China. Teal, which is part of the High Power Group, has transferred the majority of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. These external and foreign sources of supply present risks of interruption for reasons beyond the Company's control, including political or economic instability and other uncertainties.

Generally, the Company's sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars (USD), Mexican pesos (MXN) and Chinese yuan (CNH). SLPE, the High Power Group and SL-MTI price and invoice their sales primarily in U.S. dollars. The Mexican subsidiaries of SLPE, the High Power Group and SL-MTI maintain their books and records in Mexican pesos. SLPE's subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be. RFL sales, costs, and expenses are priced in U.S. dollars.

The competitiveness of the Company's products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers' and competitors' currencies. Foreign net sales comprised 20%, 21% and 22% of net sales from continuing operations for fiscal 2012, 2011 and 2010, respectively. Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which may result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar.

During 2012, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The foreign currency forwards are not speculative and are being used to manage the Company's exposure to foreign exchange rate movements. Foreign currency forward agreements involve fixing the USD-MXN and USD-CNH exchange rates for delivery of a specified amount of foreign currency on a specified date. The Company has elected not to apply hedge accounting to these derivatives and they are marked to market through earnings. Therefore, gains and losses resulting from changes in the fair value of these contracts are recognized at the end of each reporting period directly in earnings in other gain (loss), net on the Consolidated Statements of Income.

For additional information related to financial information about foreign operations, see Notes 16 and 22 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Additional Information

Additional information regarding the development of the Company's businesses during 2012 and 2011 is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II and Notes 1 and 4 of the Notes to the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

The Company's Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K are electronically filed with or furnished to Securities and Exchange Commission (the "SEC"), and all such reports and amendments to such reports filed have been and will be made available, free of charge, through the Company's website (http://www.slindustries.com) as soon as reasonably practicable after such filing. Such reports will remain available on the Company's website for at least 12 months. The contents of the Company's website are not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Not applicable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Set forth below are the properties where the Company conducted business as of December 31, 2012.

Location	General Character	Approx. Square Footage	Owned or Leased And Expiration Date
Ventura, CA	Administration, design and sales of power supply products (SLPE)	31,200	Leased – 1/31/2016
Canton, MA	Design of power supply products (SLPE)	4,800	Leased – 8/31/2013
Mexicali, Mexico	Manufacture and distribution of power supply products (SLPE)	82,400	Leased – 12/15/2020
South Molton, United Kingdom	Sales and distribution of power supply products (SLPE)	2,500	Leased – month to month
Shanghai, China	Design of power supply products (SLPE)	8,800	Leased – 7/31/2013
Shanghai, China	Design of power supply products (SLPE)	600	Leased – 6/30/2013
Shanghai, China	Employee dormitory (SLPE)	1,400	Leased – 7/31/2013
Xianghe, China	Manufacture and distribution of power supply products and employee dormitory (SLPE)	60,600	Leased – 6/30/2013
Xianghe, China	Manufacture and distribution of power supply products and employee dormitory (SLPE)	43,300	Owned
San Diego, CA	Administration, sales, design and manufacture of power distribution and conditioning units (High Power Group)	35,500	Leased – 12/31/2017
Tecate, Mexico	Manufacture of power distribution and conditioning units (High Power Group)	20,800	Leased – 3/31/2013
Menomonee Falls, WI	Design, sales, manufacture and distribution of power quality products (High Power Group)	38,500	Leased – 7/31/2015
Montevideo, MN	Administration, design, sales and manufacture of precision motors and motion control systems (SL-MTI)	30,000	Owned
Matamoros, Mexico	Manufacture of precision motors (SL-MTI)	28,300	Leased – 12/31/2013
Boonton Twp., NJ	Administration, design, sales and manufacture of electric utility equipment protection systems (RFL)	78,000	Owned
Pennsauken, NJ	Document warehouse (Other) (1)	6,000	Owned
Mt. Laurel, NJ	Corporate office (Other)	4,200	Leased – 11/30/2015

(1) Formerly used for industrial surface finishing operations.

The Company believes that most of its manufacturing facilities are adequate for current production requirements. The Company believes that its remaining facilities are sufficient for current operations, maintained in good operating condition and adequately insured. Of the owned properties, none are subject to a major encumbrance material to the operations of the Company.

ITEM 3. LEGAL PROCEEDINGS

Environmental Matters
The Company is and has been the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. ("SurfTech"), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the "Pennsauken Site") and Camden, New Jersey (the "Camden Site").

In 2006 the United States Environmental Protection Agency (the "EPA") named the Company as a potential responsible party (a "PRP") in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company's Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination in three aquifers that exceeds the selected cleanup standard ("OU-1"). The second operable unit ("OU-2") pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company's Pennsauken Site.

In September 2006, the EPA issued a Record of Decision ("ROD") that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the ROD. Following the issuance of its ROD for OU-1, in November 2006, the EPA sent a letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA's ROD. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred.

In June 2011, the EPA announced a proposed plan for "cleaning up the soil" at OU-2. The remedy proposed by the EPA is "Geochemical Fixation." This remedy involves applying a chemical reductant to the contaminated soil to reduce hexavalent chromium by converting it to immobilized trivalent chromium. The EPA's estimated cost for this remedy is $20,700,000 over seven years. The public comment period for the proposed plan expired on July 27, 2011. On September 26, 2011 the EPA issued a ROD selecting the Geochemical Fixation remedy. This remedy involves mixing a reducing agent to treat soils containing concentrations of hexavalent chromium greater than 20 parts per million. The remedy also requires post-remediation sampling, site restoration and implementing a groundwater sampling and analysis program.

The Company has reached an agreement with both the United States Department of Justice ("DOJ") and EPA related to its liability for both OU-1 and OU-2 and has entered into a Consent Decree which governs the agreement. The Company has agreed to perform the remediation for OU-2. The Company intends to have its environmental consultants, who are expected to perform the requirements of the OU-2 remediation, and perform an active role in the remediation design. Also, the Company has agreed to pay a fixed sum for the EPA's past cost for OU-2 and a portion of the EPA's past cost for OU-1. The payments are to be made in five equal payments of $2,141,000 for a total $10,705,000, plus interest. The first payment plus interest is to be made thirty days after the effective date of the Consent Decree (day the judge signs and files the decree). The next four payments will be made on the anniversary of the first payment plus ten days in the same amount of $2,141,000 plus interest to avoid two payments in one continuous twelve month period. The Company has also agreed to pay the EPA's costs for oversight of the OU-2 remediation. The Consent Decree is subject to a public comment period and finally must be approved by the Federal District Court which we expect to occur by the second quarter of fiscal 2013 thereby triggering the Company's obligation under the Consent Decree. During the third quarter of 2012, the Company's legal counsel had been notified by the Assistant Attorney General of the State of New Jersey that they may file a claim for certain costs. On December 3, 2012, the Company received a demand letter from the State of New Jersey. The demand is for $1,300,000 for past and future cleanup costs and $500,000 for natural resource damages ("NRD") for a total of $1,800,000.

Although the Company and its counsel believe that it has meritorious defenses to any claim for reimbursement of past cost and NRD damages, the Company has offered to pay $250,000 to fully resolve the claim recently presented by the State of New Jersey for past costs , future costs and NRD at the Puchack Well Field Superfund site . The State of New Jersey is currently evaluating the Company's counter-offer. Based on the current available information, the Company has estimated a total combined potential liability for OU-1 and OU-2 to be in the range of $20,378,000 to $32,078,000. The Company has recorded an accrual of $20,378,000 related to its combined liability related to this site. The estimated OU-2 remediation liability is based upon the EPA's plan for remediation as provided in the ROD for OU-2 and the evaluation of data by our environmental engineering consultants. The liability for past costs of OU-1 and OU-2 is based upon the current terms of the Consent Decree. The Company, in consultation with its consultants and legal counsel, has agreed to a Statement of Work ("SOW") for the implementation of the remedy selected in the September 26, 2011 ROD for OU-2. The SOW will be incorporated into the Consent Decree and will be an enforceable part of the Consent Decree.

Other

The Company conducted an investigation to determine whether certain employees of SL Xianghe Power Electronics Corporation, SL Shanghai Power Electronics Corporation and SL Shanghai International Trading Corporation, three of the Company's indirect wholly-owned subsidiaries incorporated and operating exclusively in China, may have improperly provided gifts and entertainment to government officials (the "China Investigation"). Based upon the China Investigation, which is substantially complete, the estimated amounts of such gifts and entertainment was not material to the Company's financial statements. Such estimate does not take into account the costs to the Company of the China Investigation itself, or any other additional costs.

The China Investigation included determining whether there were any violations of laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"). The Company's outside counsel has contacted the DOJ and the Securities and Exchange Commission (the "SEC") voluntarily to disclose that the Company was conducting an internal investigation, and agreed to cooperate fully and update the DOJ and SEC periodically on further developments. The Company's counsel has done so, and the Company has continued to cooperate fully with the DOJ and the SEC on the results of the China Investigation and various remediation actions undertaken by the Company.

The Company had retained outside counsel and forensic accountants to assist in the China Investigation. Additionally, the Company has hired outside consultants to provide assistance in implementing a mandatory FCPA compliance program for all of its employees which was completed in December 2012. The Company cannot predict at this time whether any regulatory action may be taken or any other adverse consequences may result from this matter.

In the ordinary course of its business the Company is and may be subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and may be party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers, suppliers and others. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is currently listed on the NYSE MKT under the ticker symbol "SLI". The following table sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	HIGH	LOW	HIGH	LOW
Stock Prices				
1st Quarter	$ 20.00	$16.48	$ 20.24	$16.50
2nd Quarter	$ 19.91	$11.30	$ 24.12	$19.28
3rd Quarter	$ 16.75	$13.00	$ 24.95	$16.00
4th Quarter	$ 20.75	$11.83	$ 20.40	$16.05

Holders of Record

As of March 1, 2013, there were approximately 464 holders of record of the Company's common stock.

Dividends

On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share (the Dividend) for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility. No dividends were paid during fiscal 2011.

The declaration and payment of dividends in the future, if any, and their amounts, will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and business requirements (including working capital needs), and other factors. On August 9, 2012, the Company entered into the 2012 Credit Facility with PNC Bank to replace its 2008 Credit Facility. The 2012 Credit Facility imposes restrictions on our ability to pay dividends, and thus the Company's ability to pay dividends on our common stock will depend upon, among other things, the Company's level of indebtedness at the time of the proposed dividend and whether the Company is in default under any of our debt obligations. The Company's ability to pay dividends will also depend on the requirements of any future financing agreements to which we may be a party.

Issuer Purchases of Equity Securities

On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock (the 2010 Repurchase Plan). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2012, the Company purchased approximately 140,000 shares of Company stock at an average price of $17.59 a share through the 2010 Repurchase Plan. As a result, as of December 31, 2012, approximately 330,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.

On May 30, 2012, the Company announced a modified "Dutch Auction" Tender Offer to purchase up to $10 million of its common shares. The Tender Offer expired on June 27, 2012. Under the terms of the Tender Offer, the Company's shareholders had the option of tendering all or a portion of the Company's common stock that they owned (1) at a price of not less than $12.00 and not greater than $13.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. All common stock purchased by the Company were purchased at the same price.

The Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the Tender Offer. With the completion of the Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the Tender Offer with available cash on hand.

The following table presents information related to the repurchase of common stock that the Company made during the twelve months ended December 31, 2012:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased under Publicly Announced Plans or Programs
January 2012	6,000 (1)	$	18.98	6,000	464,000 (3)
February 2012	9,000 (1)		17.61	9,000	455,000 (3)
March 2012	9,000 (1)		17.99	9,000	446,000 (3)
April 2012	106,000 (1)		17.94	106,000	340,000 (3)
May 2012	10,000 (1)		12.88	10,000	1,163,000 (4)
June 2012	307,000 (2)		13.50	307,000	330,000 (3)
July 2012	-		-	-	330,000 (3)
August 2012	-		-	-	330,000 (3)
September 2012	-		-	-	330,000 (3)
October 2012	-		-	-	330,000 (3)
November 2012	-		-	-	330,000 (3)
December 2012	-		-	-	330,000 (3)
Total	**447,000**	**$**	**14.78**	**447,000**	**330,000**

(1) The number of shares purchased pursuant to the 2010 Repurchase Plan.

(2) The number of shares purchased pursuant to the Tender Offer. The Tender Offer expired on June 27, 2012.

(3) Equals the maximum number of shares that may yet be purchased pursuant to the 2010 Repurchase plan.

(4) Equals the maximum number of shares that may be purchased pursuant to the Tender Offer (833,000 shares) plus the remaining maximum number of shares that may yet be purchased pursuant to the 2010 Repurchase plan (330,000 shares). The Tender Offer expired on June 27, 2012, in which the Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. As a result, no further shares remain available for purchase pursuant to the Tender Offer.

Equity Compensation Plan Information

Information relating to securities authorized for issuance under equity compensation plans as of December 31, 2012, is as follows:

	Number of securities to be issued upon exercise of outstanding options, warranty and rights	Weighted-average exercise price of outstanding options, warranty and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	225,000 (1)	$ 12.79 (2)	158,000 (3)
Equity compensation plans not approved by security holders	none		
Total	225,000	$ 12.79	158,000

(1) This amount includes the following:

- 135,000 shares issuable upon the exercise of outstanding stock options under the 2008 Incentive Stock Plan (the "2008 Plan") with a weighted-average price of $12.79.
- 36,000 restricted stock units ("RSUs") issuable under the Company's 2011 Long-term Incentive Plan (the "2011 LTIP") pursuant to the 2008 Plan. Assumes that outstanding performance-based RSUs will vest at target.
- 54,000 RSUs issuable under the Company's 2012 Long-term Incentive Plan (the "2012 LTIP") pursuant to the 2008 Plan. Assumes that outstanding performance-based RSUs will vest at target.

(2) The 2012 LTIP and 2011 LTIP RSUs have been excluded from the computation of the weighted-average exercise price since these awards have no exercise price.

(3) This amount represents the number of shares available for issuance pursuant to stock options and awards that could be granted in the future under the Company's active shareholder approved stock plan, the 2008 Plan. The 2008 Plan allows for the issuance of up to 450,000 shares.

ITEM 6. SELECTED FINANCIAL DATA

Selected consolidated financial data with respect to the years ended December 31, 2012, 2011, 2010, 2009, and 2008 are presented below.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(amounts in thousands except per share data)				
Net sales	$ 200,577	$ 212,331	$ 189,768	$ 147,551	$ 185,954
Income from continuing operations	$ 9,357	$ 12,835	$ 9,782	$ 3,564	$ 4,636
(Loss) from discontinued operations [1]	$ (1,580)	$ (4,637)	$ (7,226)	$ (628)	$ (2,302)
Net income [2]	$ 7,777	$ 8,198	$ 2,556	$ 2,936	$ 2,334
Diluted net income per common share	$ 1.80	$ 1.79	$ 0.44	$ 0.49	$ 0.39
Shares used in computing diluted net income per common shares [3]	4,330	4,573	5,811	6,015	5,948
Year-end financial position					
Working capital [4]	$ 26,309	$ 34,404	$ 21,029	$ 35,064	$ 29,528
Current ratio [4]	1.76	2.09	1.52	2.68	2.22
Total assets [5]	$ 107,137	$ 111,226	$ 104,899	$ 99,451	$ 98,980
Shareholders' equity	$ 50,432	$ 56,857	$ 47,249	$ 69,100	$ 64,860
Book value per share	$ 12.18	$ 12.45	$ 10.53	$ 11.27	$ 10.98
Other					
Capital expenditures	$ 1,804	$ 2,690	$ 1,416	$ 838	$ 2,426
Depreciation and amortization [6]	$ 2,711	$ 2,870	$ 3,026	$ 3,395	$ 3,652

(1) Discontinued operations for fiscal 2012 largely relate to expenses for environmental remediation activities associated with the Company's five environmental sites. Prior to fiscal 2012, discontinued operations for the periods indicated largely relate to expenses for environmental remediation activities, legal expenses, and potential settlement costs associated with SurfTech.

(2) During the fourth quarter of 2011, the Company recorded a $5,151,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site, which was partially offset by a $787,000 favorable settlement with a foreign tax authority during the second quarter of 2011. Fiscal 2010 includes a provision for environmental remediation of $5,132,000, net of tax, related to the Pennsauken Site and $784,000, net of tax, related to the Camden Site. Fiscal 2008 includes a provision for environmental remediation of $1,410,000, net of tax.

(3) Fiscal 2012 represents the effect of the Company's Tender Offer that expired on June 27, 2012 and the purchase of Company stock pursuant to the Company's 2010 Repurchase Plan. The Company purchased and retired approximately 307,000 shares of its common stock in connection with the Tender Offer, and purchased approximately 140,000 in connection with the 2010 Repurchase Plan.

Fiscal 2011 represents the full year effect of the Company's tender offer that expired on October 13, 2010 and the purchase of Company stock held by the Company's defined contribution plan during the fourth quarter of 2010. During 2010, the Company purchased and retired approximately 1,335,000 shares of its common stock in connection with the tender offer, and purchased approximately 252,000 shares of its common stock held by its defined contribution plan.

(4) The Consolidated Balance Sheet for fiscal year 2010 was revised due to the reclassification of the Company's long-term incentive plan accrual from payroll and related costs to other long-term liabilities.

(5) Deferred tax assets and liabilities, as of December 31, 2008, have been reclassified to include a deferred tax liability for foreign taxes previously reported as accrued income taxes.

(6) Excludes amortization of deferred financing costs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section highlights significant factors impacting the consolidated operations and financial condition of the Company and its subsidiaries. The following discussion should be read in conjunction with Item 6. "Selected Financial Data," Item 8. "Financial Statements and Supplementary Data," and the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Forward-Looking Statements

In addition to other information in this Annual Report on Form 10-K, this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. These statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict, including, but not limited to, the Company's ability to implement its business plan, retain key management, anticipate industry and competitive conditions, realize operating efficiencies, secure necessary capital facilities and obtain favorable determinations in various legal and regulatory matters. Actual results could differ materially from those expressed or implied in the forward-looking statements. Some important assumptions and other critical factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's filings with the SEC, including the Company's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Overview

SL Industries, Inc., through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality, and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency. The Company's products are largely sold to OEMs, the utility industry and, to a lesser extent, to commercial distributors. The Company is comprised of four domestic business segments, three of which have significant manufacturing operations in Mexico. SLPE has manufacturing, engineering and sales capability in China. Most of the Company's sales are made to customers who are based in the United States. The Company places an emphasis on highly engineered, well-built, high quality, dependable products and is dedicated to continued product enhancement and innovation.

The Company's business strategy has been to enhance the growth and profitability of each of its businesses through the penetration of attractive new market niches, further improvement of operations through the implementation of lean manufacturing principles, expansion of lean principles into the transactional side of the business, and expansion of global capabilities. The Company intends to focus on improving efficiencies that better leverage the Company's resources. Lean initiatives, both on the factory floor and throughout the organization, are ongoing. The Company expects to pursue its goals during the next twelve months principally through organic growth. The Company also continues to pursue strategic alternatives to maximize shareholder value. Some of these alternatives have included, and could continue to include, selective acquisitions, divestitures and the sale of certain assets. The Company has provided, and may from time to time in the future provide, information to interested parties.

In the sections that follow, statements with respect to 2012 or fiscal 2012 refer to the twelve month period ending December 31, 2012. Statements with respect to 2011 or fiscal 2011 refer to the twelve month period ending December 31, 2011.

Significant Transactions and Financial Trends

Significant transactions during 2012 that impacted the Company's financial results and cash flows include a net of tax loss from discontinued operations of $1,580,000. The loss from discontinued operations was primarily comprised of environmental remediation costs, consulting fees, legal charges, and certain claims associated with the past operations at the Company's five environmental sites.

The Company has reached an agreement with both the United States Department of Justice (DOJ) and EPA related to its liability for both OU-1 and OU-2 and has entered into a Consent Decree which governs the agreement. The Company has agreed to perform the remediation for OU-2. The Company intends to have its environmental consultants, who are expected to perform the requirements of the OU-2 remediation, and perform an active role in the remediation design. Also, the Company has agreed to pay a fixed sum for the United States EPA' past cost for OU-2 and a portion of the EPA's past cost for OU-1. The payments are to be made in five equal payments of $2,141,000 for a total $10,705,000, plus interest. The first payment plus interest is to be made thirty days after the effective date of the Consent Decree (day the judge signs and files the decree). The next four payments will be made on the anniversary of the first payment plus ten days in the same amount of $2,141,000 plus interest to avoid two payments in one continuous twelve month period. The Company has also agreed to pay the EPA's costs for oversight of the OU-2 remediation. The Consent Decree is subject to a public comment period and finally must be approved by the Federal District Court which we expect to occur by the second quarter of fiscal 2013 thereby triggering the Company's obligation under the Consent Decree. During the third quarter of 2012, the Company's legal counsel had been notified by the Assistant Attorney General of the State of New Jersey that they may file a claim for certain costs. On December 3, 2012, the Company received a demand letter from the State of New Jersey. The demand is for $1,300,000 for past and future cleanup costs and $500,000 for NRDs for a total of $1,800,000. Although the Company and its counsel believe that it has meritorious defenses to any claim for reimbursement of past cost and NRD damages, the Company has offered to pay $250,000 to fully resolve the claim recently presented by the State of New Jersey for past costs, future costs and NRD at the Puchack Well Field Superfund site. The State of New Jersey is currently evaluating the Company's counter-offer. Based on the current available information, the Company has estimated a total combined potential liability for OU-1 and OU-2 and the State of New Jersey's claim to be in the range of $20,378,000 to $32,078,000. The Company has recorded an accrual of $20,378,000 related to its combined liability related to this site. The estimated OU-2 remediation liability is based upon the EPA's plan for remediation as provided in the ROD for OU-2 and the evaluation of data by our environmental engineering consultants. The liability for past costs of OU-1 and OU-2 is based upon the current terms of the Consent Decree. The Company, in consultation with its consultants and legal counsel, has agreed to a SOW for the implementation of the remedy selected in the September 26, 2011 ROD for OU-2. The SOW will be incorporated into the Consent Decree and will be an enforceable part of the Consent Decree.

On February 27, 2012, the Company purchased certain assets of Pro-Dex Astromec, Inc., a subsidiary of Pro-Dex Inc., for approximately $1,050,000, which includes the assumption of liabilities for an estimated earn-out of $294,000. The acquisition was paid for in cash. The earn-out is comprised of quarterly payments based on the performance of the acquired business over the three year period immediately following the date of acquisition. During 2012, $112,000 was paid related to the earn-out. SL-MTI recorded direct acquisition costs of approximately $434,000 during 2012, which are recorded within selling, general and administrative expenses in the Consolidated Statements of Income. The results from the acquisition date through December 31, 2012 are included in the SL-MTI segment.

During 2012, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The foreign currency forwards are not speculative and are being used to manage the Company's exposure to foreign exchange rate movements. Foreign currency forward agreements involve fixing the USD-MXN and USD- CNH exchange rates for delivery of a specified amount of foreign currency on a specified date. The Company has elected not to apply hedge accounting to these derivatives and they are marked to market through earnings. Therefore, gains and losses resulting from changes in the fair value of these contracts are recognized at the end of each reporting period directly in earnings. During 2012, the Company recognized a $243,000 gain associated with the foreign currency forward contracts, which is included in other gain (loss), net on the Consolidated Statements of Income. As of December 31, 2012, the fair value of the foreign currency forward contracts was recorded as a $243,000 asset in other current assets on the Consolidated Balance Sheets.

On May 30, 2012, the Company announced a modified "Dutch Auction" Tender Offer to purchase up to $10 million of its common shares. The Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the Tender Offer. With the completion of the Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the Tender Offer with available cash on hand.

On August 9, 2012, the Company entered into a new senior revolving credit facility (the 2012 Credit Facility) with PNC Bank to replace its 2008 Credit Facility. The 2012 Credit Facility provides for borrowings up to $40,000,000 and under certain conditions maximum borrowings up to $70,000,000. The 2012 Credit Facility included a $5,000,000 sublimit for letters of credit (subsequently amended on March 11, 2013 to a maximum of $25,000,000 subject to designated usage) and provides for a separate $10,700,000 letter of credit which expires one year from the date of closing, with annual extensions. The 2012 Credit Facility expires on August 9, 2016.

During the third quarter of 2012, the Company announced to its employees a restructuring plan to align its costs with current and projected sales activity. The cost reductions were primarily direct labor employees and engineering, selling and administration employees at SLPE, RFL, and TEAL, which is part of the High Power Group. During 2012, there was a consolidated charge to earnings of $857,000, which was comprised of a $732,000 charge at SLPE, a $67,000 charge at RFL, and a $58,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 67, all of which had been terminated as of December 31, 2012.

On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share (the Dividend) for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility.

On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock (the 2010 Repurchase Plan). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2012, the Company purchased approximately 140,000 shares of Company stock at an average price of $17.59 a share through the 2010 Repurchase Plan. As a result, as of December 31, 2012, approximately 330,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.

Business Trends

Demand for the Company's products and services decreased during 2012, compared to 2011. Sales for the year decreased by $11,754,000, or 6%, while income from operations decreased by $5,633,000, or 30%. During the year, sales decreased during the first nine months of 2012 but were relatively flat during the fourth quarter of 2012. Income from operations decreased during the first nine months of 2012 but rebounded for an increase of $308,000, or 7%, during the fourth quarter of 2012.

Bookings during 2012 decreased by $5,382,000, or 3%, compared to 2011. The decrease was due to a 5% decrease at SL-MTI and RFL, and a 3% decrease at SLPE. Bookings for the year at the High Power Group were relatively flat. Backlog at December 31, 2012 was $60,445,000, compared to $61,104,000, for a decrease of 1%, compared to December 31, 2011.

The Company's management is taking numerous actions to improve sales through the deployment of numerous growth tools aimed at identifying attractive market segments and penetrating those markets through aggressive new product introduction. The Company is also identifying and penetrating selected geographic opportunities. The Company is continuing to emphasize lean initiatives at all of its facilities in manufacturing as well as in the office.

While these items are important in understanding and evaluating financial results and trends, other transactions or events, which are disclosed in this Management's Discussion and Analysis, may have a material impact on continuing operations. A complete understanding of these transactions is necessary in order to estimate the likelihood that these trends will continue.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the amounts of reported and contingent assets and liabilities at the date of the consolidated financial statements and the amounts of reported net sales and expenses during the reporting period.

The SEC has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that are most important to the portrayal of the Company's financial condition and results, and that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company's significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies are deemed to be critical within the SEC definition. The Company's senior management has reviewed these critical accounting policies and estimates and the related Management's Discussion and Analysis of Financial Condition and Results of Operations with the Audit Committee of the Board of Directors.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Revenue is recorded in accordance with Staff Accounting Bulletin ("SAB") No. 104 and in certain circumstances in accordance with the guidance provided by ASC 605-25 "Revenue Recognition – Multiple-Element Arrangements." The major portion of the Company's revenue is derived from equipment sales. The Company recognizes equipment revenue upon shipment or delivery, depending upon the terms of the order, and transfer of title. Generally, the revenue recognition criteria is met at the time the product is shipped. Provisions are established for product warranties, principally based on historical experience. At times the Company establishes reserves for specific warranty issues known by management. Customer service and installation revenue is recognized when completed. RFL has customer service revenue, which accounted for less than one percent of consolidated net revenue for the years ended 2012 and 2011. At SL-MTI, revenue from one particular contract was considered a multiple-element arrangement and, in that case, revenues were allocated among the separate accounting units based on relative fair value. In this case the total arrangement consideration was fixed and there was objective and reliable evidence of fair value. This contract was completed during 2010.

SLPE has two sales programs with distributors, pursuant to which credits are issued to distributors: (1) a re-stocking program and (2) a competitive discount program. The distributor re-stocking program allows distributors to rotate up to a pre-determined percentage of their purchases over the previous six month period. SLPE provides for this allowance as a decrease to revenue based upon the amount of sales to each distributor and other historical factors. The competitive discount program allows a distributor to sell a product out of its inventory at a negotiated price in order to meet certain competitive situations. SLPE records this discount as a reduction to revenue based on the distributor's eligible inventory. The eligible distributor inventory is reviewed at least quarterly. No cash is paid under either distributor program. These programs affected consolidated gross revenue for 2012, 2011 and 2010 by approximately 0.6%, 0.5% and 0.6%, respectively.

Certain judgments affect the application of the Company's revenue policy, as mentioned above. Revenue recognition is significant because net revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses, such as commissions, royalties and certain incentive programs. Revenue results are difficult to predict. Any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from year to year and quarter to quarter.

Allowance For Doubtful Accounts

The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible. The Company's allowance for doubtful accounts represented 2.0% and 2.0% of gross trade receivables at December 31, 2012 and December 31, 2011, respectively.

Inventories

The Company values inventory at the lower of cost or market, and continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value.

If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies obsolete, slow-moving and excess inventories. Inventory items identified as obsolete, slow-moving or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Derivative Instruments and Hedging Activities

FASB ASC 815, "Derivatives and Hedging" ("ASC 815"), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Certain of the Company's foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of the Company's revenues, expenses, cash receipts and payments in terms of the Company's functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain cash flows in terms of the functional currency of the business unit with that exposure.

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company enters into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. Currently, the Company does not apply hedge accounting to any of its foreign currency derivatives.

Accounting For Income Taxes

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Net deferred tax assets as of December 31, 2012 and December 31, 2011 were $13,134,000 and $13,314,000, respectively, net of valuation allowances of $1,987,000 (mostly related to discontinued operations) for fiscal 2012 and $1,926,000 (mostly related to discontinued operations) for 2011. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions. Valuation allowances are attributable to uncertainties related to the Company's ability to utilize certain deferred tax assets prior to expiration. These deferred tax assets primarily consist of the state tax expense on certain expenses and loss carryforwards. The valuation allowance is based on estimates of taxable income, expenses and credits by the jurisdictions in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to establish an additional valuation allowance that could materially impact its consolidated financial position and results of operations. Each quarter, management evaluates the ability to realize the deferred tax assets and assesses the need for additional valuation allowances.

The Company applies the provisions of ASC 740-10-55 to all tax positions for which the statute of limitations remain open. The amount of unrecognized tax benefits as of December 31, 2012 was $595,000, excluding interest and penalties. This amount represents unrecognized tax benefits, which, if ultimately recognized, will reduce the Company's effective tax rate. As of December 31, 2012 and December 31, 2011, the Company reported accrued interest and penalties related to unrecognized tax benefits of $62,000 and $80,000, respectively. For additional disclosures related to accounting for income taxes, see Note 10 in the Notes to the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Legal Contingencies

The Company is currently involved in certain legal proceedings. As discussed in Note 15 in the Notes to the Consolidated Financial Statements included in Part IV to this Annual Report on Form 10-K, the Company has accrued an estimate of the probable costs for the resolution of these claims. This estimate has been developed based on the current stage of negotiations and data from the Company's environmental engineering consultants and legal counsel. Management does not believe these proceedings will have a further material adverse effect on the Company's consolidated financial position, except as discussed in Note 15. As with litigation, generally the outcome is inherently uncertain. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in these assumptions, or the effectiveness of these strategies, related to these proceedings.

Goodwill

The Company has allocated its adjusted goodwill balance to its reporting units. The Company tests goodwill for impairment annually at fiscal year-end and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired, such as a significant adverse change in business climate, an adverse action or assessment by a regulator or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value to the net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it indicates that quoted market prices are the best evidence of fair value. The Company uses a combination of expected present values of future cash flows and comparative market multiples. It has also performed a review of market capitalization with estimated control premiums at December 31, 2012. If the fair value of a reporting unit is less than its net book value, the Company would perform a second step in its analysis, which compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the Company recognizes an impairment loss equal to that excess amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount and growth rates, operating margins and working capital requirements, selecting comparable companies within each reporting unit and market and determining control premiums. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

The assumptions about future cash flows and growth rates are based on the budget and long-term business plans of each reporting unit. Such assumptions take into account numerous factors including but not limited to historical experience, anticipated economic conditions, new product introductions, product cost and cost structure of each reporting unit. The growth rates assumptions were generally consistent with those utilized in prior year forecasted periods, except in certain circumstances where operational strategies support otherwise. Based upon the Company's annual assessment using the assumptions described above, a hypothetical 20% reduction in the estimated fair value in each reporting unit would not result in an impairment charge.

The Company has performed sensitivity analysis to illustrate the impact of changes in assumptions underlying the first step of the impairment test. Based upon the Company's annual assessment:

- a one percentage point decrease in the perpetual growth rate would reduce the indicated fair value of each reporting unit by a range of approximately 1% to 2% and would not result in an impairment of any reporting unit;

- a three percentage point decrease in the operating margin (operating income before tax) would reduce the indicated fair value of each reporting unit by a range of approximately 9% to 19% and would not result in an impairment of any reporting unit; or

- a one percentage point increase in the discount rate would reduce the indicated fair value of each reporting unit by a range of approximately 3% to 5% and would not result in an impairment of any reporting unit.

There were no impairment charges in 2012, 2011 or 2010. Goodwill totaled $22,735,000 and $22,738,000 as of December 31, 2012 and December 31, 2011 (representing 21% and 20% of total assets), respectively. For 2012 and 2011, there were four reporting units identified for impairment testing. Those units are SLPE, Teal, MTE and RFL.

Impairment Of Long-Lived And Intangible Assets

The Company's long-lived and intangible assets primarily consist of fixed assets, goodwill and other intangible assets. The Company periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the asset by estimated cash flows and at times by independent appraisals. It compares estimated cash flows expected to be generated from the related assets, or the appraised value of the asset, to the carrying amounts to determine whether impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, the Company may be required to record impairment charges that were not previously recorded for these assets. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Asset impairment evaluations are by nature highly subjective.

Environmental Expenditures

The Company is subject to United States, Mexican, Chinese and United Kingdom environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal, state and local environmental laws and regulations, including those that require it to remediate or mitigate the effects of the disposal or release of certain chemical substances at various sites, mostly at sites where the Company has ceased operations. It is impossible to predict precisely what effect these laws and regulations will have in the future.

Expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations, net of tax. Expenditures include costs of remediation, consulting, legal fees to defend against claims for environmental liability and certain costs to assist the Company with compliance matters and administrative tasks. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The Company does not currently have any outstanding claims against insurance carriers related to remediation expenditures. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations. For additional information related to environmental matters, see Note 15 of the Notes to the Consolidated Financial Statements.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternatives would not produce a materially different result. For a discussion of accounting policies and other disclosures required by GAAP, see the Company's audited Consolidated Financial Statements and Notes thereto included in Part IV of this Annual Report on Form 10-K.

Liquidity And Capital Resources

	December 31, 2012	December 31, 2011	$ Variance	% Variance
	(in thousands)			
Cash and cash equivalents	$ 3,196	$ 5,632	$ (2,436)	(43%)
Working capital	$ 26,309	$ 34,404	$ (8,095)	(24%)
Shareholders' equity	$ 50,432	$ 56,857	$ (6,425)	(11%)

The Company's liquidity needs have related to, and are expected to continue to relate to, capital investments, product development costs, acquisitions, working capital requirements, and certain environmental and legal remediation costs. The Company has met its liquidity needs primarily through cash generated from operations and, to a lesser extent, through bank borrowings. The Company believes that cash provided by operating activities from continuing operations and funding available under the 2012 Credit Facility will be adequate to service debt and meet working capital needs, capital investment requirements, and product development requirements for the next twelve months.

On August 9, 2012, the Company entered into the 2012 Credit Facility with PNC Bank to replace its 2008 Credit Facility. The 2012 Credit Facility, which consists of a new $40,000,000 four year senior revolving credit facility with a $5,000,000 sublimit for letters of credit (subsequently amended on March 11, 2013 to a maximum of $25,000,000 subject to designated usage) and provides for a separate $10,700,000 letter of credit. The senior revolving credit facility can be increased up to $70,000,000 under certain conditions. The 2012 Credit Facility expires on August 9, 2016.

Borrowings under the 2012 Credit Facility bear interest, at the Company's option, at the London interbank offering rate ("LIBOR") plus a margin rate ranging from 1.25% to 2.0%, or the higher of a Base Rate plus a margin rate ranging from 0.25% to 1.0%. The Base Rate is equal to the highest of (i) the Federal Funds Open Rate plus 0.5% and (ii) the Prime Rate and (iii) the Daily Libor Rate plus 1%. The margin rates are based on certain leverage ratios, as defined. The Company is subject to compliance with certain financial covenants set forth in the 2012 Credit Facility, including, but not limited to, indebtedness to EBITDA, as defined, minimum levels of fixed charges and limitations on capital expenditures, as defined. Availability under the 2012 Credit Facility is based upon the Company's trailing twelve month EBITDA, as defined.

The Company's obligations under the 2012 Credit Facility are secured by the grant of security interests in substantially all of its assets.

At December 31, 2012, the Company reported $3,196,000 of cash and cash equivalents, compared to $5,632,000 of cash and cash equivalents as of December 31, 2011. Cash and cash equivalents decreased in 2012 primarily due to $15,281,000 of cash used in financing activities and $2,694,000 of cash used in investing activities, which was partially offset by $16,487,000 of cash provided by operating activities from continuing operations. The decrease in cash in 2012 was also partially due to $959,000 of cash used in operating activities from discontinued operations.

During 2012, net cash provided by operating activities from continuing operations was $16,487,000 as compared to net cash provided by operating activities from continuing operations of $17,023,000 during 2011. The primary sources of cash from operating activities for 2012 were income from continuing operations of $9,357,000, an increase in accounts payable of $1,913,000, a decrease in inventory of $1,195,000, and a decrease in accounts receivable of $831,000. In addition, depreciation and amortization expense of $2,711,000 and non-cash stock compensation expense of $842,000 were added to income from continuing operations. All of the Company's operating segments recorded increases in accounts payable during 2012 due primarily to increased efforts to extend payment terms with suppliers. The increase in accounts payable was also due to large increases at TEAL and MTE due to increased inventory purchases to meet anticipated customer demand in 2013. The decrease in inventory was primarily due to a large decrease at SLPE, which was partially offset by increases at MTE, TEAL, and SL-MTI. The decrease at SLPE was primarily due to lean initiatives to reduce inventory levels coupled with a decline in sales volumes. The increase at TEAL and MTE was due to the build-up of inventory to meet anticipated customer demand in 2013. The increase at SL-MTI was due to increased inventory for new customer projects coupled with the rescheduling of existing customer orders to the first quarter of 2013. The decrease in accounts receivable was primarily due to large decreases at SL-MTI and SLPE, which was partially offset by a large increase at TEAL. The decreases at SL-MTI and SLPE were primarily due to decreased net sales during the fourth quarter of 2012 as compared to the fourth quarter of 2011. The decrease at SL-MTI was also due to strong collections during December 2012 as compared to December 2011. The increase in accounts receivable at TEAL was primarily due to a 49% increase in net sales during the fourth quarter of 2012 as compared to the fourth quarter of 2011.

During 2011, net cash provided by continuing operating activities was $17,023,000. The primary sources of cash from operating activities for 2011 were income from continuing operations of $12,835,000, an increase in other accrued liabilities of $3,360,000, an increase in accounts payable of $1,981,000, and the add-back of depreciation and amortization expense of $2,870,000. The increase in other accrued liabilities was primarily due to a $8,300,000 charge related to estimated environmental remediation liabilities associated with the Pennsauken Site. All operating entities experienced increases in accounts payable, except for TEAL, due primarily to increased inventory purchases to meet customer demand and increased efforts to extend payment terms to suppliers. These sources and add-backs were partially offset by an increase in deferred income taxes of $1,587,000, a decrease in accrued income taxes of $1,215,000, an increase in other current assets of $599,000, an increase in accounts receivable of $388,000, and an increase in inventories of $374,000. The increase in deferred income taxes was primarily due to a tax benefit related to the recording of estimated environmental remediation costs associated with the Pennsauken Site mentioned above. The decrease in accrued income taxes was primarily due to an increase in income taxes paid during 2011. The increase in other current assets was primarily due to an increase in payments related to an inventory purchase agreement for copper at Teal. The increase in other current assets was partially offset by the collection of a fire loss insurance claim related to the Company's former leased manufacturing facility in Mexicali, Mexico, which was received on July 15, 2011 in the amount of $610,000. The largest increases in accounts receivable occurred at SLPE, MTE, and SL-MTI primarily due to increased sales during 2011. The increase in accounts receivable at SL-MTI was also due to relatively low accounts receivable balances as of December 31, 2010 due to significant collections during December 2010. The increase in inventory was due to an increase in inventory at SLPE in order to meet the increase in demand from customers. The increase in inventory was also due to an increase at TEAL due to the rescheduling of existing customer orders to the first quarter of 2012. These increases were partially offset by a decrease in inventory at RFL and SL-MTI due to lean initiatives to reduce inventory levels.

During 2012, net cash used in investing activities was $2,694,000 as compared to net cash used in investing activities of $2,624,000 during 2011. Cash used in investing activities during 2012 was for the purchases of property, plant and equipment of $1,804,000, the acquisition of certain assets of a business of $756,000, and for the purchase of other assets of $215,000, which was partially offset by $81,000 of proceeds from the sale of an investment. Purchases of property, plant and equipment were primarily used to upgrade production capabilities and technology. Purchases of other assets were primarily related to the purchase of software and the capitalization of legal fees related to a new patent application at MTE. On December 17, 2012, the Company sold its investment in RFL Communications PLC, ("RFL Communications") for $81,000 and recognized a gain on sale of $59,000. Cash used in investing activities during 2011 was for the purchases of property, plant and equipment and tenant improvements of $2,690,000 and the purchases of other assets of $71,000, which was partially offset by the return of a deposit for land rights in China. During 2011, SLPE incurred approximately $1,125,000 in tenant improvements related to its relocation to a more modern facility in Mexicali, Mexico. The remaining cash used in investing activities for the purchases of property, plant and equipment was primarily used to upgrade production capabilities and upgrade technology. Purchases of other assets were primarily related to the purchase of software and other intangible assets.

On February 27, 2012, the Company purchased certain assets of Astromec, a subsidiary of Pro-Dex, for approximately $1,050,000, which includes the assumption of liabilities for an estimated earn-out of $294,000. The acquisition was paid for in cash. The earn-out is comprised of quarterly payments based on the performance of the acquired business over the three year period immediately following the date of acquisition. During 2012, $112,000 was paid related to the earn-out. SL-MTI recorded direct acquisition costs of approximately $434,000 during 2012 within selling, general and administrative expenses in the Consolidated Statements of Income. The results from the acquisition date through December 31, 2012 are included in the SL-MTI segment.

During 2012, net cash used in financing activities was $15,281,000 as compared to net cash used in financing activities of $8,759,000 during 2011. Cash used in financing activities during 2012 was primarily related to the payment of a cash dividend, the repurchase and retirement of common stock pursuant to the Company's Tender Offer, and the purchase of Company stock pursuant to the Company's 2010 Repurchase Plan. Cash used in financing activities during 2012 was also due to payments of deferred financing costs primarily associated with costs to replace the 2008 Credit Facility with the new 2012 Credit Facility. Cash used in financing activities during 2011 was primarily related to $9,800,000 in net payments to the 2008 Credit Facility, which was partially offset by $817,000 of proceeds from stock option exercises and $291,000 from the tax benefit on the exercise of stock options.

On May 30, 2012, the Company announced a modified "Dutch Auction" Tender Offer to purchase up to $10 million of its common shares. The Company accepted for purchase 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the Tender Offer. With the completion of the Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the Tender Offer with available cash on hand.

On November 26, 2012, the board of directors of the Company declared a one-time special cash Dividend of $2.00 per common share for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility.

On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock. Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2012, the Company purchased 140,000 shares of Company stock at an average price of $17.59 a share, for a total purchase price of $2,468,000 excluding transaction costs. As a result, as of December 31, 2012, 330,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.

As of December 31, 2012, the Company had no outstanding balance under the 2012 Credit Facility. At December 31, 2012, the Company had total availability under the 2012 Credit Facility of $39,510,000. As of December 31, 2011, the Company had no outstanding balance under the 2008 Credit Facility. At December 31, 2011, the Company had total availability under the 2008 Credit Facility of $39,527,000.

The Company's current ratio was 1.76 to 1 at December 31, 2012 and 2.09 to 1 at December 31, 2011. Current assets decreased by $4,995,000 from December 31, 2011, while current liabilities increased by $3,100,000 during the same period.

Capital expenditures were $1,804,000 in 2012, which represented a decrease of $886,000 from the capital expenditure levels of 2011. The decrease in capital expenditures was primarily due to $1,125,000 in tenant improvements related to its relocation to a more modern facility in Mexicali, Mexico during 2011. In 2013, the Company anticipates spending approximately $3,600,000 on property, plant and equipment, used primarily to upgrade production capabilities and upgrade technology. The 2013 capital additions are expected to be funded primarily through cash from operating activities.

With the exception of the segment reported as "Unallocated Corporate Expenses" (which consists primarily of corporate office expenses, financing activities, certain treasury, risk management, legal, litigation, public reporting costs, legacy costs and costs not specifically allocated to the reportable business segments), all of the Company's operating segments recorded income from operations during 2012 and 2011.

Contractual Obligations

The following is a summary of the Company's contractual obligations at December 31, 2012 for the periods indicated:

	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total
	(in thousands)				
Operating Leases	$ 1,696	$ 2,626	$ 1,763	$ 1,132	$ 7,217

The table above excludes the Company's gross liability for uncertain tax positions of $595,000, including accrued interest and penalties, which totaled $62,000 as of December 31, 2012, since the Company cannot predict with reasonable reliability the timing or certainty of cash settlements to the respective taxing authorities.

Off-Balance Sheet Arrangements

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments, indemnification arrangements and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements which have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for operating lease commitments disclosed in the table above.

In an attempt to stabilize copper costs, the Company has in the past, and may in the future, enter into purchase agreements for copper. As of December 31, 2012, the Company has no material inventory purchase agreements for copper.

Restructuring Costs

Restructuring activity for the period ended December 31, 2012 was as follows:

	Accrual at Beginning of the Year	Charged to Earnings	Cash Payments	Accrual at December 31, 2012
		(in thousands)		
2012 Plan				
Severance and other employee-related charges	$ -	$ 857	$ 857	$ -
2011 Plan				
Severance and other employee-related charges	56	-	56	-
Total restructuring reserve	$ 56	$ 857	$ 913	$ -

2012 Restructuring Plan

During the third quarter of 2012, the Company announced to its employees a restructuring plan ("2012 Plan") to align its costs with current and projected sales activity. The costs reductions were primarily direct labor employees and engineering, selling and administration employees at SLPE, RFL, and TEAL, which is part of the High Power Group. As of December 31, 2012, there was a consolidated charge to earnings of $857,000, which was comprised of a $732,000 charge at SLPE, a $67,000 charge at RFL, and a $58,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 67, all of which had been terminated as of December 31, 2012.

2011 Restructuring Plan

During the fourth quarter of 2011, the Company announced a restructuring plan ("2011 Plan") to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL, which is part of the High Power Group. For the year ended December 31, 2011, there was a consolidated charge to earnings of $261,000 which was comprised of a $207,000 charge at SLPE and a $54,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 47, all of which had been terminated as of December 31, 2011. The remaining unpaid termination benefits associated with the plan were paid during January 2012.

RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

	Net Sales			
	Years Ended December 31,			
	2012	2011	$ Variance	% Variance
	(in thousands)			
SLPE	$ 77,869	$ 91,066	$ (13,197)	(14%)
High Power Group	65,283	63,027	2,256	4%
SL-MTI	36,223	35,413	810	2%
RFL	21,202	22,825	(1,623)	(7%)
Net Sales	$ 200,577	$ 212,331	$ (11,754)	(6%)

	Income from Operations			
	Years Ended December 31,			
	2012	2011	$ Variance	% Variance
	(in thousands)			
SLPE	$ 2,487	$ 7,825	$ (5,338)	(68%)
High Power Group	6,822	6,940	(118)	(2%)
SL-MTI	6,292	6,219	73	1%
RFL	2,763	3,189	(426)	(13%)
Unallocated Corporate Expenses	(5,463)	(5,639)	176	3%
Income from Operations	$ 12,901	$ 18,534	$ (5,633)	(30%)

During 2012, consolidated net sales decreased by $11,754,000, or 6%. When compared to 2011, net sales at SLPE decreased by $13,197,000, or 14%; net sales of the High Power Group increased by $2,256,000, or 4%; net sales of SL-MTI increased by $810,000, or 2%; and net sales at RFL decreased by $1,623,000, or 7%. SL-MTI benefited from $2,617,000 of sales related to the Astromec acquisition which was completed on February 27, 2012.

In 2012, the Company's income from operations was $12,901,000, compared to $18,534,000 in 2011, representing a decrease of $5,633,000 or 30%. Income from operations was 6% of sales compared to income from operations of 9% in 2011. All of the Company's operating entities recorded income from operations in 2012 and 2011. SL-MTI incurred $434,000 of direct acquisition costs related to the Astromec acquisition.

Income from continuing operations in 2012 was $9,357,000, or $2.16 per diluted share, compared to income from continuing operations in 2011 of $12,835,000, or $2.80 per diluted share. Income from continuing operations was approximately 5% of net sales in 2012, compared to income from continuing operations of 6% of net sales in 2011. In 2012 and 2011, income from continuing operations benefited from research and development tax credits by approximately $512,000 and $717,000, or $0.12 and $0.16 per diluted share, respectively. Also, in 2012 and 2011, restructuring costs of $857,000 and $261,000 ($616,000 and $182,000, net of tax) had a negative impact of approximately $0.14 and $0.04 per diluted share, respectively.

The Company's business segments and the components of operating expenses are discussed in the following sections.

SLPE

SLPE recorded net sales of $77,869,000, or 39% of consolidated net sales in 2012, compared to $91,066,000, or 43% of consolidated net sales in 2011. At SLPE, the net sales of its medical equipment product line decreased by $6,581,000, or 11%, sales of the industrial product line decreased by $3,055,000, or 21%, sales of the data communications product line decreased by $2,250,000, or 17%, and sales of other products decreased $1,311,000, or 55%. The decrease in sales of the medical equipment product line was primarily due to decreased distributor sales to medical customers, including decreased sales volumes to several large domestic distributors and one large international distributor. The decrease was also due to a general decline in demand in both the domestic and international markets. The decrease in sales in the industrial product line was primarily due to decreased distributor sales to industrial customers, including decreased sales volumes to one large domestic distributor. The decrease was also due to a decrease in sales volumes to a large international customer during 2012. The decrease in sales of the data communications product line was primarily due to decreased sales volumes to a large domestic customer and a general decline in demand in this market segment, which was partially offset by sales to a new large domestic customer. The decrease in sales of other products was primarily due to a decrease in volumes as a result of a shift in focus to standard platform products and services. Returns and distributor credits also negatively affected net sales, which represented approximately 2% and 1% of gross sales in 2012 and 2011, respectively. Domestic sales decreased by 10% and international sales decreased by 25% during 2012.

SLPE reported income from operations of $2,487,000 in 2012, compared to income from operations of $7,825,000 in 2011. Income from operations decreased in 2012 due to a 14% decrease in sales, and an increase in cost of products sold as a percentage of net sales, which were partially offset by a decrease in operating expenses. Cost of products sold increased by approximately 3% as a percentage of net sales during 2012. Operating costs decreased by approximately 5% during 2012, or $906,000, primarily due to a decrease in engineering and product development costs of $1,382,000 and a decrease in depreciation and amortization expense of $280,000, which was partially offset by an increase in restructuring charges of $525,000 and an increase in selling, general and administrative expenses of $231,000. Included in selling, general and administrative expenses are $844,000 of charges related to the China Investigation.

High Power Group

The High Power Group reported net sales of $65,283,000, or 32% of consolidated net sales in 2012, compared to $63,027,000, or 30% of consolidated net sales in 2011. The increase in net sales during 2012 was due to an increase in sales at MTE of $1,761,000, or 6%, and an increase in sales at Teal of $495,000, or 2%.

MTE's sales increase during 2012 was primarily attributable to an increase in sales to the natural resource markets, especially the oil and gas industry, an increase in sales in the shipboard marine market, and an increase in sales to the commercial facilities market, which was partially offset by a decrease in sales to the general industrial automation market. Domestic sales increased by 7% while international sales increased by 3%. The increase in domestic sales was primarily due to increased filter sales to several customers in the oil and gas industry sales, as well as increased sales to one large customer in the shipboard marine market and increased sales to one large customer in the commercial facilities market. The overall sales increase was also aided by the introduction of a new filter product line and certain price actions taken by MTE. The increase in sales was partially offset by a decline in sales to one large OEM in the general industrial automation market. The increase in international sales was primarily due to increased sales to OEMs in the general industrial automation market and commercial facilities market, which was partially offset by decreased sales to a large oil and gas customer.

Teal's sales increase was primarily attributable to an increase in sales to customers in the solar market of $2,668,000, which was partially offset by a decrease in sales to the military and aerospace markets of $1,288,000, and a decrease in sales to the semi-conductor market of $730,000. Sales to customers in the medical equipment market were relatively flat in 2012. Teal's sales to customers in the solar market increased primarily due to a new focus for expansion and growth in the solar market, which included a large order from a large domestic customer during 2012. Sales to military and aerospace customers decreased during 2012 primarily due to decreased volumes to a large domestic customer, partially offset by increased sales to several smaller domestic customers. The decrease in the semi-conductor market was almost entirely driven by a decrease in sales to international customers. Domestic sales increased by 2% and international sales decreased by 1% during 2012.

The High Power Group reported income from operations of $6,822,000 in 2012, which represented a decrease of 2% from 2011. The decrease in income from operations during 2012 was due to a decrease at TEAL of $1,091,000, which was almost entirely offset by an increase at MTE of $973,000. The decrease in the High Power Group's income from operations was due to an increase in operating expenses, which was partially offset by an improvement in cost of products sold as a percentage of net sales and an increase in net sales. Cost of products sold as a percentage of net sales improved by approximately 1% at the High Power Group. Operating expenses increased by approximately 11% during 2012 primarily due to an increase in selling, general and administrative expenses of $951,000 and an increase in engineering and product development costs of $246,000.

SL-MTI

SL-MTI recorded net sales of $36,223,000, or 18% of consolidated net sales in 2012, compared to $35,413,000, or 16% of consolidated net sales in 2011. SL-MTI recorded $2,617,000 of sales related to the Astromec acquisition during the 2012. As a result, comparable sales, net of the acquisition, decreased by $1,807,000, or 5%, during 2012 as compared to 2011. Sales to customers in the defense industry, excluding the acquisition, decreased by $2,331,000, or 11%, which was partially offset by an increase in other commercial products, excluding Astromec sales, of $245,000, or 12%, an increase in sales of medical products, excluding Astromec sales, of $156,000, or 23%, and an increase in sales to customers in the commercial aerospace industries, excluding Astromec sales, of $123,000, or 1%. Domestic sales increased by 3% and international sales decreased by 5% during 2012. The increase in domestic sales was primarily due to $2,617,000 of sales related to the Astromec acquisition previously mentioned, which was partially offset by a decrease in military sales. The decrease in international sales was primarily related to lower volumes to two large military customers, partially offset by a large customer order in Australia, an increase in sales to customers in the medical industry and an increase in sales to customers in the oil and gas industry.

SL-MTI reported income from operations of $6,292,000 in 2012, which represented an increase of 1% from 2011. SL-MTI recorded $434,000 of direct costs related to the Astromec acquisition during 2012. Excluding the one-time acquisition costs, income from operations increased by $507,000, or 8%, in 2012. The increase was due to an improvement in cost of products sold as a percentage of net sales, which was partially offset by an increase in operating expenses. Cost of products sold improved by approximately 1% as a percentage of net sales during 2012. Operating expenses increased by 4%, excluding acquisition costs, primarily due to an increase in selling, general and administrative expenses of $183,000, excluding acquisition costs, and an increase in depreciation and amortization expense of $122,000, which were partially offset by a decrease in engineering and product development costs of $113,000.

RFL

RFL recorded net sales of $21,202,000, or 11% of consolidated net sales in 2012, compared to $22,825,000, or 11% of consolidated net sales in 2011. Sales of RFL's protection products decreased by $1,409,000, or 12%, sales of communication products decreased $406,000, or 4%, which was partially offset by an increase in customer service sales of $192,000, or 21%. The decrease in protection products was primarily due to large international customer project in 2011 without a comparable project of that size in 2012 and decreased legacy product sales. The decrease in the communications product line was primarily due to decreased sales to a large domestic customer and decreased sales to an international customer located in Venezuela, which were partially offset by increased sales to a large domestic customer in the rail industry and a new large customer project in the utilities industry. Customer service sales increased primarily due to higher spare parts sales to a domestic customer. Domestic sales decreased by $2,292,000 or 12%, while international sales increased by $669,000, or 16%.

RFL reported income from operations of $2,763,000 in 2012, which represented a decrease of 13% from 2011. Income from operations decreased in 2012 due to a decrease in net sales, which was partially offset by an improvement in cost of products sold as a percentage of net sales. Cost of products sold as a percentage of net sales improved by approximately 2% in 2012. Operating expenses were relatively flat primarily due to an increase in engineering and product development costs of $175,000 and restructuring charges of $67,000, which were primarily offset by a decrease in selling, general, and administrative expenses of $156,000 and decrease in depreciation and amortization expenses of $58,000.

Cost Of Products Sold

Cost of products sold was approximately 68% of net sales in 2012 and 2011, respectively. The cost of products sold as a percentage of net sales remained relatively flat on a decrease in net sales of 6%.

SLPE recorded an increase in cost of products sold as a percentage of net sales, while the High Power Group, SL-MTI and RFL each recorded a decrease in cost of products sold as a percentage of sales. SLPE's cost of products sold as a percentage of net sales increased by approximately 3% primarily due to unabsorbed manufacturing overhead related to reduced sales and an unfavorable sales mix. SLPE's cost of products sold as a percentage of net sales also increased due to increases in their inventory reserve and an increase in social security tax in China. The High Power Group recorded a 1% decrease in its cost of products sold as a percentage of net sales due to a 4% decrease at MTE, which was partially offset by a 3% increase at TEAL. The decrease in cost of products sold as a percentage of net sales at MTE was primarily due to increased sales levels, which improved overhead absorption. The decrease at MTE was also due to lower commodity costs, increased product pricing, a more favorable product mix, improved efficiencies at the Mexicali plant, and favorable foreign exchange rates. The increase in cost of products sold as a percentage of net sales at TEAL was primarily due to an unfavorable sales mix and increased overhead spending. During 2012, SL-MTI recorded a 1% decrease in its cost of products sold as a percentage of net sales primarily due to lower overhead spending, lower warranty costs, and lean initiatives implemented at its manufacturing facilities in Matamoros, Mexico and Montevideo, Minnesota. The decrease in SL-MTI's cost of products sold as a percentage of net sales was partially offset by an increase in cost of products sold as a percentage of net sales due to the integration of Astromec operations during the first half of the year. Cost of products sold as a percentage of net sales decreased by approximately 2% at RFL due to a favorable change in customer and sales mix during the first half of 2012.

All operating entities are at various stages of emphasizing lean initiatives throughout the factory floor in an attempt to improve future margins. During the third quarter of 2012, the management of SLPE, RFL, and TEAL, which is part of the High Power Group, announced to its employees a restructuring plan to align its costs with current and projected sales activity (See the "Restructuring Costs" section located below and Note 23 for additional information).

Engineering And Product Development Expenses

Engineering and product development expenses were approximately 6% of net sales in 2012 and 2011, respectively. Engineering and product development expenses decreased by $1,074,000, or 8% during 2012 primarily due to a decrease of $1,382,000 at SLPE and a decrease of $113,000 at SL-MTI, which were partially offset by an increase of $246,000 at the High Power Group and increase of $175,000 at RFL. The decrease in engineering and product development costs at SLPE was primarily due to a reduction in engineering staff in 2012. The decrease in engineering and product development costs at SL-MTI was primarily due to a decrease in employee recruiting and relocation expenses during 2012. The increase in engineering and product development costs at the High Power Group was primarily due to an increase at TEAL due to increased consulting costs and a decrease in customer reimbursement for new product development in 2012. Engineering and product development costs at RFL increased primarily due to an increase in engineering staff and an increase in consulting expenses in 2012.

Selling, General And Administrative Expenses

Selling, general and administrative expenses were approximately 18% of net sales for 2012 and 16% of net sales for 2011. During 2012, selling, general and administrative expenses increased by $1,394,000, or 4%, on a 6% decrease in sales.

SLPE's expenses increased by $231,000 in 2012 primarily due to an increase in consulting and legal fees related to the China Investigation, which was partially offset by lower commission expenses due to reduced sales volumes in 2012 and a decrease in executive bonus expense. The High Power Group recorded an increase in selling, general and administrative expenses of $951,000 primarily due to an increase in selling, general and administrative expenses at MTE of $882,000 and an increase at TEAL of $69,000. MTE's expenses increased primarily due to litigation costs related to settlement proceedings which have been resolved, and increased selling expenses related to increased sales and new product growth. The increase at the TEAL was primarily due to increased salaries and commissions, partially offset by a decrease in executive bonus expense. SL-MTI increased by $617,000 primarily due to direct costs related to the Astromec acquisition of $434,000. Selling, general and administrative expenses at RFL decreased by $156,000 primarily due to decreased salaries and other employee compensation expenses as a result of reduced headcount, which were partially offset by increased consulting costs for marketing services. Unallocated Corporate Expenses decreased by $176,000 primarily due to a decrease in executive bonus expense and reduced professional fees, primarily related to legal and consulting fees, partially offset by an increase in stock compensation expense related to restricted shares granted to the Company's Directors on April 2, 2012. During the third quarter of 2012, the management of SLPE, RFL, and TEAL, which is part of the High Power Group, announced to its employees a restructuring plan to align its costs with current and projected sales activity (See Note 23 for additional information).

Depreciation And Amortization Expenses

Depreciation and amortization expenses were approximately 1% of net sales in 2012 and 2011, respectively.

Restructuring Costs

Restructuring costs were $857,000 in 2012 compared to $261,000 in 2011 and consisted of severance costs and other employee related charges. During the third quarter of 2012, the Company announced to its employees a restructuring plan to align its costs with current and projected sales activity. The cost reductions were primarily direct labor employees and engineering, selling and administration employees at SLPE, RFL, and TEAL, which is part of the High Power Group. During the fourth quarter of 2011, the Company announced a restructuring plan to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL.

Amortization Of Deferred Financing Costs

In connection with entering into the 2012 Credit Facility, the Company incurred deferred financing costs which will be amortized over the term of the 2012 Credit Facility. In connection with entering into the 2008 Credit Facility and related waivers and amendments, the Company incurred deferred financing costs which were amortized over the term of the 2008 Credit Facility. During 2012 and 2011, the amortization of deferred financing costs equaled $138,000 and $218,000, respectively.

Interest Income And Interest Expense

In 2012, interest income was $5,000, compared to $3,000 in 2011. Interest expense in 2012 was $48,000, compared to $179,000 in 2011. The decrease in interest expense in 2012 was primarily due to decreased borrowings under the Company's new 2012 Credit Facility and under the Company's 2008 Credit Facility, which expired on August 9, 2012, compared to the same period in 2011. The Company had no outstanding balance as of December 31, 2012 under the 2012 Credit Facility and no outstanding balance as of December 31, 2011 under the 2008 Credit Facility.

Fire Related Gain (Loss), Net

On March 24, 2010, the Company sustained fire damage at its then leased manufacturing facility in Mexicali, Mexico. This facility manufactured products for both SLPE and MTE. The fire was contained to an area that manufactured MTE products. The Company was fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to business interruption and changed conditions caused by the fire. The Company's fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire.

During June 2011, the Company settled the fire damage claims with its insurance carriers for $810,000 and as a result the Company recorded a gain related to the fire of $277,000. No additional material gains, losses or recoveries were recognized in subsequent periods related to the fire loss.

Other gain (loss), net

Other gain (loss), net in 2012 was a net gain of $302,000 while no gain or loss was recorded in 2011. During 2012, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The Company recognized a $243,000 gain in 2012, which represents the unrealized gain on foreign currency forward contracts that are marked to market. The Company did not enter into foreign exchange contracts during 2011. Other gain (loss), net also includes a $59,000 gain recognized on the sale of the Company's investment in RFL Communications during 2012.

Taxes (Continuing Operations)
The effective tax rate was approximately 28% in 2012 as compared to approximately 30% in 2011. The decrease in the effective tax rate during 2012 was due to a 1% decrease in both the tax rate differential on domestic manufacturing deduction benefit and the state income tax expense, net of federal benefit.

Discontinued Operations
Loss from discontinued operations was $1,580,000, net of tax, in 2012 as compared to $4,637,000, net of tax, in 2011. Loss from discontinued operations during 2012 primarily related to environmental remediation costs, consulting fees, legal charges, and certain claims associated with the past operations at the Company's five environmental sites (See Note 15 – Commitments and Contingencies for further information concerning the environmental sites).

During the fourth quarter of 2011, the Company recorded a $5,151,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site. The remaining loss from discontinued operations during 2011 was related to environmental remediation costs, consulting fees, and legal charges associated with the past operations of the Company's other four environmental sites. The charges mentioned above were partially offset by a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company's Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized a previously unrecognized tax position related to the settlement in the amount of $787,000 ($619,000 tax and $168,000 interest). The tax settlement had no impact on the Company's cash flows.

For a discussion of potential environmental liabilities, see "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K.

Net Income
Net income was $7,777,000, or $1.80 per diluted share, for 2012 compared to $8,198,000, or $1.79 per diluted share, for 2011. The weighted-average number of shares used in the diluted earnings per share computation was 4,330,000 and 4,573,000 for 2012 and 2011, respectively.

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Net Sales

	Years Ended December 31,			
	2011	2010	$ Variance	% Variance
	(in thousands)			
SLPE	$ 91,066	$ 79,615	$ 11,451	14%
High Power Group	63,027	56,494	6,533	12%
SL-MTI	35,413	31,261	4,152	13%
RFL	22,825	22,398	427	2%
Net Sales	$ 212,331	$ 189,768	$ 22,563	12%

Income from Operations

	Years Ended December 31,			
	2011	2010	$ Variance	% Variance
	(in thousands)			
SLPE	$ 7,825	$ 6,389	$ 1,436	22%
High Power Group	6,940	5,418	1,522	28%
SL-MTI	6,219	4,801	1,418	30%
RFL	3,189	2,990	199	7%
Unallocated Corporate Expenses	(5,639)	(6,350)	711	11%
Income from Operations	$ 18,534	$ 13,248	$ 5,286	40%

During 2011, consolidated net sales increased by $22,563,000, or 12%. When compared to 2010, net sales of the Power Electronics Group increased by $17,984,000, or 13%; net sales of SL-MTI increased by $4,152,000, or 13%; and net sales of RFL increased by $427,000, or 2%.

In 2011, the Company's income from operations was $18,534,000, compared to $13,248,000 in 2010, representing an increase of $5,286,000 or 40%. Income from operations was 9% of sales compared to income from operations of 7% in 2010. All of the Company's operating entities recorded income from operations in 2011 and 2010.

Income from continuing operations in 2011 was $12,835,000, or $2.80 per diluted share, compared to income from continuing operations in 2010 of $9,782,000, or $1.68 per diluted share. Income from continuing operations was approximately 6% of net sales in 2011, compared to income from continuing operations of 5% of net sales in 2010. In 2011 and 2010, income from continuing operations benefited from research and development tax credits by approximately $717,000 and $667,000, or $0.16 and $0.11 per diluted share, respectively. Also, restructuring costs in 2011 of $261,000 ($182,000, net of tax) had a negative impact of approximately $0.04 per diluted share.

The Company's business segments and the components of operating expenses are discussed in the following sections.

SLPE

SLPE recorded net sales of $91,066,000, or 43% of consolidated net sales in 2011, compared to $79,615,000, or 42% of consolidated net sales in 2010. At SLPE, the net sales of its medical equipment product line increased by $11,658,000, or 24%. Sales of the industrial product line increased by $2,446,000, or 20%, while sales of the data communications product line decreased by $1,845,000, or 12%. The increase in sales of the medical equipment product line was primarily due to increased sales volumes to several large domestic and international customers during 2011. The increase in sales of the industrial product line was primarily due to a large international customer order in 2011. The decrease in sales of the data communications product line was primarily due to a decrease in volumes to a large international customer in 2011. Returns and distributor credits also affected net sales, which represented approximately 1% and 2% of gross sales in 2011 and 2010, respectively. Domestic sales increased by 11% and international sales increased by 27% during 2011.

SLPE reported income from operations of $7,825,000 in 2011, compared to income from operations of $6,389,000 in 2010. Income from operations increased in 2011 due to an increase in sales and a decrease in operating expenses as a percentage of net sales. Operating costs decreased by approximately 1% (excluding restructuring costs of $207,000) as a percentage of net sales during 2011 due primarily to a decrease in engineering and product development costs as a percentage of net sales. SLPE's cost of products sold was relatively flat as a percentage of net sales during 2011 and 2010.

High Power Group

The High Power Group reported net sales of $63,027,000, or 30% of consolidated net sales in 2011, compared to $56,494,000, or 30% of consolidated net sales in 2010. The increase in net sales during 2011 was due to an increase in sales at MTE of $6,180,000, or 25%, and an increase in sales at Teal of $353,000, or 1%.

MTE's sales increase is primarily attributable to an increase in sales to OEMs and distributors during 2011, especially in the industrial automation industry and the oil and gas industry. International sales increased 32%, while domestic sales increased 23%. The increase in international sales is primarily due to several large customer orders due to increased efforts to expand to markets in Mexico and South America, especially in the industrial automation and oil and gas markets. The increase in domestic sales is due to an across the board increase in all of MTE's markets, especially in the industrial automation market and the oil and gas market.

Teal's sales increase is attributable to an increase in sales to the military and aerospace industries of $1,667,000, or 73%, partially offset by decreases in sales to the medical industry of $963,000 or 4%, semi-conductor market of $216,000 or 8%, and other product lines of $135,000 or 32%. Sales to military and aerospace customers increased during 2011 primarily due to increased volumes to a large domestic customer. Sales to medical imaging equipment manufacturers decreased primarily due to lower volumes to several large domestic customers. The decrease in the semi-conductor is almost entirely driven by a decrease in sales to a large international customer. Other product lines net sales decreased primarily due to a decrease in repair and maintenance activities. Domestic sales increased by 2% and international sales decreased by 5% during 2011.

The High Power Group reported income from operations of $6,940,000 in 2011, which represented an increase of 28% from 2010. The increase in income from operations during 2011 was due to an increase at MTE of $1,499,000 and an increase at Teal of $23,000. The increase in the High Power Group's income from operations is due to an increase in sales coupled with a decrease in cost of sales as a percentage of net sales. Cost of sales decreased by approximately 1% as a percentage of net sales during 2011. Operating expenses as a percentage of net sales remained relatively flat during 2011 and 2010.

SL-MTI

SL-MTI recorded net sales of $35,413,000, or 16% of consolidated net sales in 2011, compared to $31,261,000, or 16% of consolidated net sales in 2010. During 2011, sales to customers in the commercial aerospace industries increased by $2,535,000, or 26%, sales to customers in the defense industry increased by $863,000, or 4%, sales of other commercial products increased by $651,000, or 47%, and sales of medical products increased by $103,000, or 18%. Domestic sales increased by 31% and international sales decreased by 40% during 2011. The increase in domestic sales is primarily due to higher volumes to several customers in the aerospace, military, and oil and gas industries. The decrease in international sales was primarily related to lower volumes to a military customer located in Canada.

SL-MTI reported income from operations of $6,219,000 in 2011, which represented an increase of 30% from 2010. The increase in income from operations during 2011 was due to an increase in sales, a decrease in cost of sales as a percentage of net sales, and a decrease in operating expenses as a percentage of net sales. Cost of sales decreased by approximately 1% as a percentage of net sales during 2011. Operating costs decreased by approximately 1% as a percentage of net sales during 2011 primarily due to a decrease in SG&A as a percentage of net sales.

RFL

RFL recorded net sales of $22,825,000, or 11% of consolidated net sales in 2011, compared to $22,398,000, or 12% of consolidated net sales in 2010. Sales of RFL's protection products increased by $383,000, or 3%. The increase in protection products is primarily related to a new large international customer project without a comparable project during 2010. Sales in the communications product line were relatively flat during 2011 and 2010, primarily due to high volumes of a new product, partially offset by decreased legacy communication product sales. Customer service sales remained relatively flat. Domestic sales increased by $962,000, or 5%, while international sales decreased by $535,000, or 11%. The increase in domestic sales is primarily due to a large customer order in the production products line and new product growth in the communications product line. The decrease in international sales is primarily due to decreases in communication product sales of $1,314,000 to customers located in Canada, China, and Mexico, partially offset by increases of $814,000 in protection product sales to customers located in Spain and Venezuela.

RFL reported income from operations of $3,189,000 in 2011, which represented an increase of 7% from 2010. Income from operations increased in 2011 due to an increase in sales and a decrease in operating expenses as a percentage of net sales, partially offset by an increase in cost of sales as a percentage of net sales. Operating expenses as a percentage of net sales decreased by approximately 3% due to a decrease in SG&A costs as a percentage of net sales. Cost of products sold as a percentage of net sales increased by approximately 2% in 2011.

Cost Of Products Sold
Cost of products sold was approximately 68% of net sales in 2011 and 2010. The cost of products sold as a percentage of net sales remained relatively flat on an increase in net sales of 12%. The High Power Group and SL-MTI recorded decreases in their cost of products sold as a percentage of net sales of approximately 1%. The decreases at the High Power Group and SL-MTI are partially offset by RFL, which recorded an increase in cost of products sold as a percentage of net sales of approximately 2%. The High Power Group had a decrease in its cost of products sold percentage primarily due to high sales volume, lean initiatives and improved supply chain management. SL-MTI's decrease in cost of products sold as a percentage of net sales is primarily due to high volume of sales and lean initiatives implemented primarily at its manufacturing facility in Matamoros, Mexico. RFL's increase in the percentage of cost of products sold was primarily due to an unfavorable customer and product mix. SLPE's cost of products sold was relatively flat as a percentage of net sales in 2011. All operating entities are at various stages of implementing lean initiatives through the factory floor to reduce cost of products sold.

Engineering And Product Development Expenses
Engineering and product development expenses were approximately 6% of net sales in 2011, compared to 7% in 2010. Engineering and product development expenses increased by $156,000, or 1%, during 2011 due to a $272,000 increase at the High Power Group, a $150,000 increase at SL-MTI, and a $50,000 increase at RFL, which was partially offset by a $316,000 decrease at SLPE. The increases in engineering and product development expenses were primarily driven by increased compensation expense and continued investment in new programs and products during 2011. The decrease in engineering and product development expenses at SLPE was primarily due to a shift of engineering and product development costs to lower cost locations.

Selling, General And Administrative Expenses
Selling, general and administrative expenses were approximately 16% of net sales for 2011 and 17% of net sales for 2010. Selling, general and administrative expenses increased by $1,607,000, or 5%, on a 12% increase in sales. SLPE's expenses increased by $1,966,000, compared to 2010, due to an increase in sales related costs, compensation expenses, and severance paid to the former president of SLPE. The High Power Group recorded an increase in selling, general and administrative expenses of $687,000, due to the addition of employees and increased commissions and compensation expense due to higher sales levels. SL-MTI increased by $162,000, primarily related to increased commissions and compensation expense due to higher sales volumes. The increases at SLPE, the High Power Group and SL-MTI were partially offset by a $468,000 decrease in selling, general and administrative expense at RFL. The decrease at RFL was primarily due to decreased sales and commissions expenses. Unallocated Corporate Expenses decreased by $711,000, or 11%, primarily related to decreased professional fees and severance costs paid to two former executives in 2010.

Depreciation And Amortization Expenses
Depreciation and amortization expenses were approximately 1% of net sales in 2011 and 2% in 2010, respectively.

Restructuring Costs
Restructuring costs were $261,000 in 2011 and consisted of severance costs and other employee related charges. No restructuring costs were incurred during 2010. The purpose of the restructuring plan was to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL.

Amortization Of Deferred Financing Costs
In connection with entering into the 2008 Credit Facility and related waivers and amendments, the Company incurred deferred financing costs which are amortized over the term of the 2008 Credit Facility in accordance with the guidance provided by ASC 470-50 "Debt-Modification and Extinguishments." During 2011 and 2010, the amortization of deferred financing costs equaled $218,000 and $252,000, respectively.

Fire Related Loss, Net
On March 24, 2010, the Company sustained fire damage at its then leased manufacturing facility in Mexicali, Mexico. This facility manufactured products for both SLPE and MTE. The fire was contained to an area that manufactured MTE products. The Company was fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to business interruption and changed conditions caused by the fire. The Company's fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company's insurance recovery represents indemnification for these costs, net of applicable adjustments and deductibles.

During June 2011, the Company settled the fire damage claims with its insurance carriers for $810,000 and as a result the Company recorded a gain related to the fire of $277,000. The Company had recorded estimated insurance recoveries of $533,000 as of December 31, 2010. The Company received $610,000 from its insurance carriers on July 15, 2011 since the Company received a $200,000 advance from its carrier related to the fire loss in July 2010. No additional material gains, losses or recoveries are expected to be recognized in subsequent periods related to the fire loss.

During 2010, the Company recorded $642,000 of estimated fire related losses and $533,000 of estimated insurance recoveries, for an estimated net loss of $109,000.

Interest Income And Interest Expense
In 2011, interest income was $3,000, compared to $2,000 in 2010. Interest expense in 2011 was $179,000, compared to $86,000 in 2010. The increase in interest expense was primarily due to higher debt levels during 2011, compared to the same period in 2010. During October 2010, $7,500,000 of borrowings were incurred to pay for the Tender Offer and $3,000,000 of borrowings were incurred during December 2010 to pay for the repurchase of Company shares held by the Company's defined contribution plan. Borrowings were repaid in full during the fourth quarter of 2011.

Taxes (Continuing Operations)
The effective tax rate for 2011 was approximately 30%. In 2010, the effective tax rate was 24%. The effective tax rate on continuing operations was impacted by the change in both the federal statutory tax rate and a change in the estimated effective state tax rates. During 2011, the Company's federal statutory tax rate increased from 34% to 35% due to the increase in the Company's earnings. In addition, the Company's policy is to periodically review the effective state tax rates for its deferred taxes based on the most recently filed tax returns. As a result, during the fourth quarter of 2011 the Company increased its effective state tax rate to reflect the future tax expected to be paid in relation to its pre-tax financial statement income.

Discontinued Operations
Loss from discontinued operations, net of tax, was $4,637,000 in 2011 as compared to $7,226,000, net of tax, in 2010. During the fourth quarter of 2011, the Company recorded a $5,151,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site. The remaining loss from discontinued operations during 2011 was related to environmental remediation costs, consulting fees, and legal charges associated with the past operations of the Company's other four environmental sites. The charges mentioned above were partially offset by a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company's Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized a previously unrecognized tax position related to the settlement in the amount of $787,000 ($619,000 tax and $168,000 interest). The tax settlement had no impact on the Company's cash flows.

During 2010, the loss from discontinued operations was primarily related to ongoing environmental remediation and legal costs associated with the Pennsauken Site and Camden Site. During the fourth quarter of 2010, the Company recorded a $5,132,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site. During the second quarter of 2010, the Company recorded a $784,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Camden Site.

For a discussion of potential environmental liabilities, see "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K.

Net Income
Net income was $8,198,000, or $1.79 per diluted share, for 2011 compared to $2,556,000, or $0.44 per diluted share, for 2010. The weighted-average number of shares used in the diluted earnings per share computation was 4,573,000 and 5,811,000 for 2011 and 2010, respectively.

New Accounting Pronouncements To Be Adopted
For a discussion on the impact of recently issued accounting pronouncements, see "New Accounting Standards" in the Consolidated Financial Statements incorporated by reference in "Item 8. Financial Statements and Supplementary Data" in Part IV of this Annual Report on Form 10-K.

Environmental
See "Item 3. Legal Proceedings" in Part I of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements and supplementary data, together with the report of Grant Thornton LLP, independent registered public accounting firm, are included in Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules 13a-15e and 15d-15e promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets;

- provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of the Company's financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and the Company's directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting cannot prevent or detect every potential misstatement. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management assessed the effectiveness of the Company's internal control over financial reporting for the year ended December 31, 2012 and concluded that such internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's auditors pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended December 31, 2012, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Apart from certain information concerning the Company's executive officers, which is set forth in Part I of this Annual Report on Form 10-K, the information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The information required by this Item is included elsewhere in this Annual Report on Form 10-K. Consolidated financial statements and supplementary data, together with the report of Grant Thornton LLP, independent registered public accounting firm, are filed as part of this Report. See Index at page F-1 to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(a) (2) Financial Statement Schedules

The following financial statement schedule for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 are submitted herewith:

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because (a) the required information is shown elsewhere in this Annual Report on Form 10-K, or (b) they are inapplicable, or (c) they are not required.

See Index at page F-1 to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(a) (3) Exhibits

The information required by this Item is listed in the Exhibit Index of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL INDUSTRIES, INC.
(Company)

By /s/ William T. Fejes Date: March 28, 2013
William T. Fejes

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Glen M. Kassan and William T. Fejes, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

By /s/ Glen M. Kassan Date: March 28, 2013
Glen M. Kassan – Chairman of the Board

By /s/ William T. Fejes Date: March 28, 2013
William T. Fejes – President and Chief Executive Officer
(Principal Executive Officer)

By /s/ Louis J. Belardi Date: March 28, 2013
Louis J. Belardi – Chief Financial Officer,
Treasurer and Secretary (Principal Financial and Accounting Officer)

By /s/ Warren G. Lichtenstein Date: March 28, 2013
Warren G. Lichtenstein – Director

By /s/ Avrum Gray Date: March 28, 2013
Avrum Gray - Director

By /s/ James A. Risher Date: March 28, 2013
James A. Risher - Director

By /s/ Mark E. Schwarz Date: March 28, 2013
Mark E. Schwarz - Director

INDEX TO EXHIBITS

The exhibit number, description and sequential page number in the original copy of this document where exhibits can be found as follows:

Exhibit #	Description
2.1	Securities Purchase Agreement by and among SL Industries, Inc., SL Industries Vertrieb GmbH, and DCX-Chol Holding GmbH, DCX-Chol Enterprises, Inc. and Chol Enterprises, Inc. dated as of January 3, 2003. Incorporated by reference to Exhibit 2.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2003.
2.2	Agreement and Plan of Merger, dated December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated. Incorporated by reference to Exhibit 2.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005.
2.3	Stock Purchase Agreement, dated October 31, 2006 by and among SL Industries, Inc., Norbert D. Miller, Revocable Living Trust of Fred A. Lewis and Margaret Lange-Lewis U/A dated January 28, 1993, as Amended and Restated as of October 31, 2001 and the Einhorn Family Foundation. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K/A filed with the Securities and Exchange Commission on December 21, 2006.
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to the Company's report on Form 10-K for the fiscal year ended December 31, 2000.
3.2	Restated By-Laws. Incorporated by reference to Exhibit 3.2 to the Company's report on Form 10-K for the fiscal year ended December 31, 2000.
10.1*	Supplemental Compensation Agreement for the Benefit of Byrne Litschgi. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K dated November 9, 1990.
10.2*	1991 Long Term Incentive Plan of SL Industries, Inc., as amended, is incorporated by reference to Appendix to the Company's Proxy Statement for its 1995 Annual Meeting held November 17, 1995, previously filed with the Securities and Exchange Commission.
10.3*	2008 Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.

10.4	Amended And Restated Revolving Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLW Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2008.
10.5	First Amendment and Waiver Under Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLS Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2009.
10.6*	Employment Agreement, dated June 29, 2010, between the SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2010.
10.7*	Stock Option Agreement, dated June 29, 2010, between the SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2010.
10.8*	Separation Agreement and Mutual Release of a former officer, dated as of October 20, 2010. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.9*	Separation Agreement and Mutual Release of a former officer, dated as of October 14, 2010. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.10*	Change of Control Agreement, dated August 31, 2010, between the SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.3 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.11*	Stock Option Agreement, dated September 2, 2010, between the SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.4 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.

10.12	Second Amendment to Credit Agreement with Bank of America, N.A., dated November 19, 2010, as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.17 to the Company's report on Form 10-K for the fiscal year ended December 31, 2010.
10.13	Third Amendment to Credit Agreement, dated March 28, 2011, by and among the Company, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2011.
10.14	Fourth Amendment to Credit Agreement, dated July 20, 2011, by and among the Company, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 22, 2011.
10.15*	Form of Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, entered into during the second fiscal quarter of 2011. Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.
10.16*	Form of 2011 Restricted Shares Agreement between the Company and directors of the Company, entered into during the third fiscal quarter of 2011. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2011.
10.17*	Form of Restricted Stock Unit Grant Letter and Agreement between the Company and each of William Fejes, Jr. and Louis J. Belardi, dated February 17, 2012. Form of Restricted Stock Unit Grant Letter and Agreement incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 29, 2011.
10.18*	Form of 2012 Restricted Shares Agreement between the Company and each director of the Company, dated April 2, 2012. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended March 31, 2012.

10.19	Fifth Amendment to Credit Agreement, dated May 29, 2012, by and among the Company, Bank of America, N.A. as administrative agent and lender, and a syndicate of other lenders party thereto, further amending the Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 30, 2012.
10.20	Credit Agreement, dated August 9, 2012, by and among the Company, the Company's subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.3 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2012.
10.21	Amendment to Credit Agreement, dated March 11, 2013, by and among the Company, the Company's subsidiaries, PNC Bank National Association, as administrative agent and lender, and the lenders from time to time party thereto, amending the Credit Agreement entered into as of August 9, 2012, by and among the Company, the Company's subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 12, 2013.
14**	Code of Conduct and Ethics.
21**	Subsidiaries of the Company.
23**	Consent of Independent Registered Public Accounting Firm.
24**	Powers of Attorney (included on the signature page to this Annual Report on Form 10-K).
31.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32***	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*** XBRL Instance Document.
101.SCH*** XBRL Taxonomy Extension Schema Document.
101.CAL*** XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*** XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*** XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*** XBRL Taxonomy Extension Presentation Linkbase Document.

* Management contract, or compensatory plan or arrangement.
** Filed herewith.
*** Furnished herewith.

SL Industries, Inc.
Index to Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SL Industries, Inc.

We have audited the accompanying consolidated balance sheets of SL Industries Inc. (a New Jersey corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SL Industries Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 28, 2013

Item 1. Financial Statements

SL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,196,000	$ 5,632,000
Receivables, net	30,306,000	31,141,000
Inventories, net	22,102,000	22,599,000
Other current assets	2,098,000	2,074,000
Deferred income taxes, net	3,415,000	4,666,000
Total current assets	61,117,000	66,112,000
Property, plant and equipment, net	9,593,000	9,416,000
Deferred income taxes, net	9,719,000	8,648,000
Goodwill	22,735,000	22,738,000
Other intangible assets, net	2,670,000	3,229,000
Other assets and deferred charges, net	1,303,000	1,083,000
Total assets	$ 107,137,000	$ 111,226,000
LIABILITIES		
Current liabilities:		
Accounts payable	$ 18,838,000	$ 16,875,000
Accrued income taxes	429,000	14,000
Accrued liabilities:		
Payroll and related costs	4,955,000	5,256,000
Other	10,586,000	9,563,000
Total current liabilities	34,808,000	31,708,000
Deferred compensation and supplemental retirement benefits	1,930,000	2,084,000
Other long-term liabilities	19,967,000	20,577,000
Total liabilities	56,705,000	54,369,000
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	-	-
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,656,000 and 6,963,000 shares, respectively	1,331,000	1,393,000
Capital in excess of par value	21,578,000	25,002,000
Retained earnings	52,280,000	52,825,000
Accumulated other comprehensive (loss)	(452,000)	(349,000)
Treasury stock at cost, 2,517,000 and 2,395,000 shares, respectively	(24,305,000)	(22,014,000)
Total shareholders' equity	50,432,000	56,857,000
Total liabilities and shareholders' equity	$ 107,137,000	$ 111,226,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
Net sales	$ 200,577,000	$ 212,331,000	$ 189,768,000
Cost and expenses:			
Cost of products sold	136,542,000	143,420,000	128,011,000
Engineering and product development	11,746,000	12,820,000	12,664,000
Selling, general and administrative	35,820,000	34,426,000	32,819,000
Depreciation and amortization	2,711,000	2,870,000	3,026,000
Restructuring charges	857,000	261,000	-
Total cost and expenses	187,676,000	193,797,000	176,520,000
Income from operations	12,901,000	18,534,000	13,248,000
Other income (expense):			
Amortization of deferred financing costs	(138,000)	(218,000)	(252,000)
Interest income	5,000	3,000	2,000
Interest expense	(48,000)	(179,000)	(86,000)
Fire related gain (loss), net	-	277,000	(109,000)
Other gain (loss), net	302,000	-	-
Income from continuing operations before income taxes	13,022,000	18,417,000	12,803,000
Income tax provision	3,665,000	5,582,000	3,021,000
Income from continuing operations	9,357,000	12,835,000	9,782,000
(Loss) from discontinued operations, net of tax	(1,580,000)	(4,637,000)	(7,226,000)
Net income	$ 7,777,000	$ 8,198,000	$ 2,556,000
Basic net income (loss) per common share			
Income from continuing operations	$ 2.17	$ 2.83	$ 1.69
(Loss) from discontinued operations, net of tax	(0.37)	(1.02)	(1.25)
Net income	$ 1.80	$ 1.81	$ 0.44
Diluted net income (loss) per common share			
Income from continuing operations	$ 2.16	$ 2.80	$ 1.68
(Loss) from discontinued operations, net of tax	(0.36)	(1.01)	(1.24)
Net income	$ 1.80	$ 1.79	$ 0.44
Shares used in computing basic net income (loss) per common share	4,313,000	4,535,000	5,775,000
Shares used in computing diluted net income (loss) per common share	4,330,000	4,573,000	5,811,000

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
Net income	$ 7,777,000	$ 8,198,000	$ 2,556,000
Other comprehensive income, net of tax:			
Foreign currency translation	(103,000)	(262,000)	54,000
Comprehensive income	$ 7,674,000	$ 7,936,000	$ 2,610,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

	Common Stock							
	Issued		Held In Treasury		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance December 31, 2009	8,298,000	$ 1,660,000	(2,166,000)	$ (17,517,000)	$ 43,027,000	$ 42,071,000	$ (141,000)	$ 69,100,000
Net income						2,556,000		2,556,000
Foreign currency translation							54,000	54,000
Other, including exercise of employee stock options and related income tax benefits			107,000	877,000	(104,000)			773,000
Stock-based compensation					174,000			174,000
Repurchase and retirement of common stock	(1,335,000)	(267,000)			(19,184,000)			(19,451,000)
Treasury stock sold			60,000	476,000	172,000			648,000
Treasury stock purchased			(478,000)	(6,605,000)				(6,605,000)
Balance December 31, 2010	6,963,000	$ 1,393,000	(2,477,000)	$ (22,769,000)	$ 24,085,000	$ 44,627,000	$ (87,000)	$ 47,249,000
Net income						8,198,000		8,198,000
Foreign currency translation							(262,000)	(262,000)
Other, including exercise of employee stock options and related income tax benefits			82,000	755,000	353,000			1,108,000
Stock-based compensation					564,000			564,000
Balance December 31, 2011	6,963,000	$ 1,393,000	(2,395,000)	$ (22,014,000)	$ 25,002,000	$ 52,825,000	$ (349,000)	$ 56,857,000
Net income						7,777,000		7,777,000
Foreign currency translation							(103,000)	(103,000)
Other, including exercise of employee stock options, awards released and related income tax benefits			18,000	177,000	(64,000)			113,000
Stock-based compensation					842,000			842,000
Repurchase and retirement of common stock	(307,000)	(62,000)			(4,202,000)			(4,264,000)
Treasury stock purchased			(140,000)	(2,468,000)				(2,468,000)
Dividends declared						(8,322,000)		(8,322,000)
Balance December 31, 2012	6,656,000	$ 1,331,000	(2,517,000)	$ (24,305,000)	$ 21,578,000	$ 52,280,000	$ (452,000)	$ 50,432,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income	$ 7,777,000	$ 8,198,000	$ 2,556,000
Adjustment for losses from discontinued operations	1,580,000	4,637,000	7,226,000
Income from continuing operations	9,357,000	12,835,000	9,782,000
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	1,791,000	1,842,000	1,894,000
Amortization	920,000	1,028,000	1,132,000
Amortization of deferred financing costs	138,000	218,000	252,000
Stock-based compensation	842,000	564,000	174,000
Tax benefit from exercise of stock options	(33,000)	(291,000)	(19,000)
(Gain) on foreign exchange contracts	(243,000)	-	-
Non-cash compensation expense	-	-	156,000
Non-cash fire related (gain) loss	-	(277,000)	109,000
Provisions for losses on (recoveries of) accounts receivable	20,000	18,000	(66,000)
Deferred compensation and supplemental retirement benefits	399,000	423,000	428,000
Deferred compensation and supplemental retirement benefit payments	(539,000)	(537,000)	(536,000)
Deferred income taxes	181,000	(1,587,000)	(2,047,000)
(Gain) on sale of investment	(59,000)	-	-
Loss on sales of equipment	24,000	22,000	41,000
Changes in operating assets and liabilities, excluding effects of business combinations:			
Accounts receivable	831,000	(388,000)	(8,299,000)
Inventories	1,195,000	(374,000)	(3,250,000)
Other assets	71,000	(599,000)	(1,167,000)
Accounts payable	1,913,000	1,981,000	4,681,000
Other accrued liabilities	(767,000)	3,360,000	2,127,000
Accrued income taxes	446,000	(1,215,000)	3,922,000
Net cash provided by operating activities from continuing operations	16,487,000	17,023,000	9,314,000
Net cash (used in) operating activities from discontinued operations	(959,000)	(1,347,000)	(1,496,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,528,000	15,676,000	7,818,000
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(1,804,000)	(2,690,000)	(1,416,000)
Acquisition of a business, net of cash acquired	(756,000)	-	-
Return of deposit on land rights	-	137,000	-
Purchases of other assets	(215,000)	(71,000)	(232,000)
Proceeds from sale of investment	81,000	-	-
NET CASH (USED IN) INVESTING ACTIVITIES	(2,694,000)	(2,624,000)	(1,648,000)
FINANCING ACTIVITIES:			
Proceeds from Senior Revolving Credit Facility	2,850,000	-	-
Payments of Senior Revolving Credit Facility	(2,850,000)	-	-
Proceeds from Revolving Credit Facility	4,100,000	11,000,000	19,800,000
Payments of Revolving Credit Facility	(4,100,000)	(20,800,000)	(10,000,000)
Payments of deferred financing costs	(340,000)	(67,000)	(57,000)
Repurchase and retirement of common stock	(4,264,000)	-	(19,451,000)
Treasury stock purchases	(2,468,000)	-	(6,605,000)
Treasury stock sales	-	-	648,000
Proceeds from stock options exercised	80,000	817,000	754,000
Tax benefit from exercise of stock options	33,000	291,000	19,000
Dividends paid	(8,322,000)	-	-
NET CASH (USED IN) FINANCING ACTIVITIES	(15,281,000)	(8,759,000)	(14,892,000)
Effect of exchange rate changes on cash	11,000	(35,000)	129,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,436,000)	4,258,000	(8,593,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,632,000	1,374,000	9,967,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,196,000	$ 5,632,000	$ 1,374,000

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies

Background: SL Industries, Inc. (the "Company"), through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality, and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency. The Company's products are largely sold to Original Equipment Manufacturers ("OEMs"), the utility industry and, to a lesser extent, to commercial distributors. The Company's customer base is primarily located in the United States. The Company's operating subsidiaries are described and defined in Note 22. The Company's discontinued operations are described and defined in Note 4.

Basis Of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to product warranty costs, accrued liabilities related to litigation, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.

Reclassifications: Certain reclassifications have been made to the prior period Consolidated Statement of Cash Flows and footnotes to conform to the current year presentation.

Cash Equivalents: The Company considers all highly liquid debt instruments with an original maturity date of three months or less and investments in money market accounts to be cash equivalents. At December 31, 2012 and December 31, 2011, cash and cash equivalents held in the United States are held principally at one financial institution.

Accounts Receivable: The Company's accounts receivable primarily consist of trade receivables and are reported net of allowances for doubtful accounts of approximately $591,000 and $603,000 as of December 31, 2012 and December 31, 2011, respectively. The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible.

Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out ("FIFO") method. Cost for certain inventories is determined using the last-in, first-out ("LIFO") method. The Company's carrying cost of inventory is valued at the lower of cost or market as the Company continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies obsolete, slow-moving, and excess inventories. Inventory items identified as obsolete, slow-moving, or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Property, Plant And Equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 15 years for equipment and other property, and the lesser of the lease term or life of the asset for leasehold improvements.

Goodwill And Other Intangibles: The Company follows Accounting Standards Codification ("ASC") 350 "Intangibles – Goodwill and Other," which requires that goodwill and other indefinite-lived intangible assets will no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their estimated useful lives.

The Company's impairment testing is undertaken annually, or more frequently upon the occurrence of some indication that an impairment may take place. The Company conducted its annual impairment test as of December 31, 2012.

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company would perform a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

As a result of the testing that was conducted as of December 31, 2012, the Company concluded that no impairment charge was warranted. However, there can be no assurance that the economic conditions currently affecting the world economy or other events may not have a negative material impact on the long-term business prospects of any of the Company's reporting units. In such case, the Company may need to record an impairment loss, as stated above. There were no impairment charges related to goodwill and intangible assets recorded during 2012, 2011 and 2010.

Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 "Property, Plant, and Equipment." The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Revenue Recognition: Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The major portion of the Company's revenue is derived from equipment sales. The Company recognizes equipment revenue upon shipment or delivery, depending upon the terms of the order, and transfer of title. Generally, the revenue recognition criteria is met at the time the product is shipped. Provisions are made at the time the related revenue is recognized for product returns, product warranties, rebates, certain re-stocking programs with distributors and other sales incentives offered by the Company to its customers. Freight revenues billed to customers are included in net sales and expenses for shipping products are included in cost of sales.

Environmental Expenditures: Environmental expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations, net of tax. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations.

Deferred Financing Costs: Costs incurred in securing long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. In the case of loan modifications, the Company follows the guidance provided by ASC 470-50 "Debt – Modification and Extinguishments." The net unamortized deferred financing costs at December 31, 2012 and December 31, 2011 were $268,000 and $65,000, respectively. The financing cost amortization expense was $138,000, $218,000, and $252,000, for 2012, 2011, and 2010, respectively.

Product Warranty Costs: The Company offers various warranties on its products. These warranties vary in length depending on the product. The Company provides for its estimated future warranty obligations in the period in which the related sale is recognized primarily based on historical experience. For 2012, 2011 and 2010, these expenses were $695,000, $643,000 and $1,293,000, respectively.

Advertising Costs: Advertising costs are expensed as incurred. For 2012, 2011 and 2010, these costs were $340,000, $299,000 and $192,000, respectively.

Research And Development Costs: Research and development costs are expensed as incurred. For 2012, 2011 and 2010, these costs were $3,316,000, $2,888,000 and $2,734,000, respectively.

Other Income (Expense), net: As of December 31, 2012, Other Income (Expense), net includes $243,000 which represents the unrealized gain on foreign currency forward contracts that are marked to market. The Company did not enter into foreign exchange contracts during 2011 (see Note 18 for additional information). Other Income (Expense), net also includes a $59,000 gain recognized on the sale of the Company's investment in RFL Communications PLC, ("RFL Communications") during 2012 (see Note 25 for additional information).

Income Taxes: The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes valuation allowances if the Company believes that it is more likely than not that some of the deferred tax assets will not be realized. The Company does not recognize a tax benefit unless it is more likely than not that the benefit will be sustained on audit by the taxing authority based on the merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, based on the Company's judgment, is greater than fifty percent likely to be realized. The Company records interest and penalties related to unrecognized tax benefits as income tax expense.

Foreign Currency Conversion: Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains and losses from the translation of foreign operations are included in accumulated other comprehensive (loss) on the Company's Consolidated Balance Sheets. Revenue and expenses are translated at the year-to-date average rate of exchange. Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company's Consolidated Statements of Income.

Derivative Instruments And Hedging Activities: FASB ASC 815, "Derivatives and Hedging" ("ASC 815"), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Certain of the Company's foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of the Company's revenues, expenses, cash receipts and payments in terms of the Company's functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain cash flows in terms of the functional currency of the business unit with that exposure.

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company enters into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. Currently, the Company does not apply hedge accounting to any of its foreign currency derivatives.

Note 2. Income Per Share

The Company has presented net income (loss) per common share pursuant to ASC 260 "Earnings Per Share." Basic net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average number of shares outstanding for the period.

Diluted net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the computation of basic and diluted net income (loss) per share:

	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands, except per share amounts)		
Basic net income available to common shareholders:			
Net income available to common shareholders from continuing operations	$ 9,357	$ 12,835	$ 9,782
Diluted net income available to common shareholders from continuing operations	$ 9,357	$ 12,835	$ 9,782
Shares:			
Basic weighted average number of common shares outstanding	4,313	4,535	5,775
Common shares assumed upon exercise of stock options	17	38	36
Diluted weighted average number of common shares outstanding	4,330	4,573	5,811
Basic net income (loss) per common share:			
Income from continuing operations	$ 2.17	$ 2.83	$ 1.69
(Loss) from discontinued operations (net of tax)	(0.37)	(1.02)	(1.25)
Net income	$ 1.80	$ 1.81	$ 0.44
Diluted net income (loss) per common share:			
Income from continuing operations	$ 2.16	$ 2.80	$ 1.68
(Loss) from discontinued operations (net of tax)	(0.36)	(1.01)	(1.24)
Net income	$ 1.80	$ 1.79	$ 0.44

For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, approximately 6,000, 4,000 and 106,000 stock options, respectively, were excluded from the dilutive computations. Stock options are excluded from dilutive computations when the option exercise prices are greater than the average market price of the Company's common stock.

Note 3. Recently Adopted And Issued Accounting Standards

Recently Adopted Accounting Standards And Other Standards
In May 2011, the FASB issued ASU No. 2011-4, "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS," which converges fair value measurement and disclosure guidance in U.S. GAAP with fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The amendments in the authoritative guidance do not modify the requirements for when fair value measurements apply. The amendments generally represent clarifications on how to measure and disclose fair value under ASC 820, "Fair Value Measurement." ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. The adoption of the provisions of ASU No. 2011-4 did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income," which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years beginning on or after December 15, 2011 and interim periods within those years. As this new guidance is related to presentation only, the implementation in the first quarter of 2012 did not have a material impact on the Company's results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU 2011-08 "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment," which amends the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors (such as changes in management, key personnel, strategy, key technology, or customers) to determine if it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. ASU 2011-08 is effective for the first annual period beginning after December 15, 2011, with early adoption permitted. The implementation of this guidance did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements And Other Standards

In July 2012, the FASB issued ASU 2012-02 "Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment," which amends the guidance on impairment testing for indefinite-lived intangible assets. The amended guidance will allow companies to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. A company no longer will be required to test the fair value of an intangible asset unless the company determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2012-02 is effective for interim and annual periods beginning after September 15, 2012. The implementation of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In October 1, 2012, the FASB issued ASU 2012-04 "Technical Corrections and Improvements," which makes certain technical corrections and improvements and conforming amendments related to fair value measurements. The amendments represent changes to clarify, correct unintended application of, or make minor improvements to the FASB Accounting Standards Codification that are not expected to have a significant effect on current accounting practice. ASU 2012-04 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220)— Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income," which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety in the same reporting period. ASU 2013-02 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

Note 4. Discontinued Operations

For the years ended December 31, 2012, December 31, 2011, and December 31, 2010, total loss from discontinued operations was $2,151,000, $9,688,000, and $10,577,000 ($1,580,000, $4,637,000, and $7,226,000, net of tax), respectively. The losses from discontinued operations relate to environmental remediation costs, consulting fees, legal charges, and certain claims associated with the past operations at the Company's five environmental sites (See Note 15 for additional information).

During the fourth quarter of 2011, the Company recorded a $8,300,000 ($5,151,000 net of tax) charge related to estimated environmental remediation liabilities associated with the past operations of SurfTech (see Note 15 for additional information). The remaining loss from discontinued operations during 2011 was related to environmental remediation costs, consulting fees, and legal charges associated with the past operations of the Company's other four environmental sites. The charges mentioned above were partially offset by a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company's Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized a previously unrecognized tax position related to the settlement in the amount of $787,000 ($619,000 tax and $168,000 interest). The tax settlement had no impact on the Company's cash flows.

During 2010, the Company recorded additions to the environmental reserve of $9,669,000, which were partially offset by payments of $617,000. The additions and payments to the environmental reserve were related to estimated environmental remediation liabilities associated with the past operations of SurfTech.

Note 5. Receivables

Receivables consist of the following:

	December 31,			
	2012		2011	
	(in thousands)			
Trade receivables	$	29,284	$	30,447
Less: allowance for doubtful accounts		(591)		(603)
Trade receivables, net		28,693		29,844
Recoverable income taxes		-		202
Other		1,613		1,095
Receivables, net	$	30,306	$	31,141

Note 6. Concentrations Of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many industries and geographic regions. The Company seeks to limit its exposure to credit risks in any single country or region. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon collectability of such receivables. Losses have not been significant for any of the periods presented. All financial investments inherently expose holders to market risks, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities.

Note 7. Inventories

Inventories consist of the following:

	December 31,	
	2012	2011 (1)
	(in thousands)	
Raw materials	$ 15,726	$ 16,219
Work in process	4,623	4,161
Finished goods	4,819	4,494
Gross inventory	25,168	24,874
Less: allowances	(3,066)	(2,275)
Inventories, net	$ 22,102	$ 22,599

(1) Prior year reclassification for comparative purposes.

The above includes certain inventories that are valued using the LIFO method, which aggregated $5,414,000 and $4,248,000 as of December 31, 2012 and December 31, 2011, respectively. The excess of FIFO cost over LIFO cost as of December 31, 2012 and December 31, 2011 was approximately $687,000 and $639,000, respectively.

Note 8. Property, Plant And Equipment

Property, plant and equipment consist of the following:

	December 31,			
	2012		2011	
	(in thousands)			
Land	$	1,146	$	1,074
Buildings and leasehold improvements		9,292		8,963
Equipment and other property		25,781		24,741
		36,219		34,778
Less: accumulated depreciation		(26,626)		(25,362)
Property, plant and equipment, net	$	9,593	$	9,416

Depreciation expense on property, plant and equipment was $1,791,000, $1,842,000, and $1,894,000 for 2012, 2011, and 2010, respectively.

Note 9. Goodwill And Intangible Assets

Acquisitions in Fiscal 2012

On February 27, 2012, the Company purchased certain assets of Pro-Dex Astromec, Inc. ("Astromec"), a subsidiary of Pro-Dex Inc. ("Pro-Dex"), for approximately $1,050,000, which includes the assumption of liabilities for an estimated earn-out of $294,000. The acquisition was paid for in cash. Astromec designs, develops and manufactures high-reliability, fractional horsepower motors and motion control accessories. Astromec provides custom motor and motion control solutions to the aerospace, defense, medical and commercial and industrial markets. SL-MTI recorded direct acquisition costs of approximately $434,000 during 2012, which are recorded within selling, general and administrative expenses in the Consolidated Statements of Income.

At December 31, 2012, the financial statements reflect the final purchase price based on estimated fair values at the date of acquisition, including $670,000 in inventories, $202,000 in equipment, and $10,000 in other current assets. The acquisition resulted in intangible assets of $168,000 while no goodwill was recognized. Intangible assets were composed of a customer list with a useful life of 5 years. The purchase price also includes $294,000 in liabilities related to an estimated earn-out, which is comprised of quarterly payments based on the performance of the acquired business over the three year period immediately following the date of acquisition. During 2012, $112,000 was paid related to the earn-out. The results from the acquisition date through December 31, 2012 are included in the SL-MTI segment.

Goodwill And Intangible Assets

Intangible assets consist of the following:

	Amortizable Life (years)	December 31, 2012 Gross Value	December 31, 2012 Accumulated Amortization	December 31, 2012 Net Value	December 31, 2011 Gross Value	December 31, 2011 Accumulated Amortization	December 31, 2011 Net Value
		(in thousands)					
Finite-lived intangible assets:							
Customer relationships [1]	5 to 8	$ 3,868	$ 3,078	$ 790	$ 3,700	$ 2,587	$ 1,113
Patents [2]	5 to 20	1,285	1,187	98	1,250	1,154	96
Developed technology	5 to 6	1,700	1,700	-	1,700	1,517	183
Licensing fees	5 to 10	450	340	110	450	285	165
Total amortized finite-lived intangible assets		7,303	6,305	998	7,100	5,543	1,557
Indefinite-lived intangible assets:							
Trademarks		1,672	-	1,672	1,672	-	1,672
Other intangible assets, net		$ 8,975	$ 6,305	$ 2,670	$ 8,772	$ 5,543	$ 3,229

(1) On February 27, 2012, the Company purchased certain assets of Astromec, a subsidiary of Pro-Dex. Included in the purchase price is a customer list valued at $168,000. The estimated useful life of the asset is 5 years.

(2) During 2012, the Company's MTE division capitalized legal fees related to a new patent application. The estimated useful life of the asset is 20 years.

Goodwill is tested at the reporting unit levels annually, and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The fair values of the reporting units were estimated using a combination of the expected present values of future cash flows, an assessment of comparable market multiples and a review of market capitalization with estimated control premiums. There were no impairment charges related to goodwill and intangible assets recorded during 2012, 2011 and 2010.

Estimated future amortization expense for intangible assets subject to amortization in each of the next five fiscal years is as follows:

	Amortization Expense (in thousands)
2013	$ 440
2014	$ 401
2015	$ 58
2016	$ 39
2017	$ 14

Total amortization expense, excluding the amortization of deferred financing costs, for 2012, 2011 and 2010 was $920,000, $1,028,000 and $1,132,000, respectively. Amortization expense related to intangible assets for 2012, 2011 and 2010 was $761,000, $884,000 and $901,000, respectively.

Amortization expense related to software for 2012, 2011 and 2010 was $159,000, $144,000 and $231,000, respectively.

Changes in goodwill balances by segment (which are defined below) are as follows:

	Balance December 31, 2011	Foreign Exchange	Balance December 31, 2012
	(in thousands)		
SL Power Electronics Corp.	$ 4,245	$ (3)	$ 4,242
High Power Group:			
MTE Corporation	8,189	-	8,189
TEAL Electronics Corp.	5,055	-	5,055
RFL Electronics Inc.	5,249	-	5,249
Goodwill	$ 22,738	$ (3)	$ 22,735

Note 10. Income Taxes

Income tax provision (benefit) for the fiscal years 2012, 2011 and 2010 is as follows:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Income tax provision from continuing operations	$ 3,665	$ 5,582	$ 3,021
Income tax (benefit) from discontinued operations	(570)	(5,051)	(3,351)
Total income tax provision (benefit)	$ 3,095	$ 531	$ (330)

Income from continuing operations before provision for income taxes consists of the following:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Domestic	$ 10,820	$ 15,304	$ 8,073
Foreign	2,202	3,113	4,730
Income from continuing operations before income taxes	$ 13,022	$ 18,417	$ 12,803

The provision for income taxes from continuing operations consists of the following:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Current:			
Federal	$ 2,544	$ 2,307	$ (2,317)
Foreign	719	897	3,343
State	(116)	202	1,306
Deferred:			
Federal	577	1,824	4,058
Foreign	89	203	(2,031)
State	(148)	149	(1,338)
Income tax provision from continuing operations	$ 3,665	$ 5,582	$ 3,021

The benefit for income taxes related to discontinued operations for 2012, 2011, and 2010 was $570,000, $5,051,000, and $3,351,000, respectively.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012 and December 31, 2011 are as follows:

	December 31,	
	2012	2011
Deferred tax assets related to continuing operations:	(in thousands)	
Deferred compensation	$ 924	$ 998
Inventory valuation	664	661
Tax loss carryforward	1,587	1,913
Foreign tax credit carryforward	-	17
R&D tax credit carryforward	1,047	876
Accrued expenses	508	520
Warranty	414	514
Vacation and bonus expense	1,330	1,775
Other	537	342
Less valuation allowances	(415)	(417)
Deferred tax assets related to continuing operations	6,596	7,199
Deferred tax liabilities related to continuing operations:		
Accelerated depreciation and amortization	2,676	2,866
Net deferred tax assets related to continuing operations	3,920	4,333
Net deferred tax assets related to discontinued operations	9,214	8,981
Net deferred tax assets	$ 13,134	$ 13,314

The Company has not made a provision for U.S. income taxes and foreign withholding taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be permanently reinvested. As of December 31, 2012, $10,548,000 of the undistributed earnings are expected to be permanently reinvested.

As of December 31, 2012, the Company has no foreign tax credits. As of December 31, 2011, the Company's gross foreign tax credits totaled approximately $17,000.

As of December 31, 2012 and December 31, 2011, the Company's research and development tax credits totaled approximately $1,047,000 and $876,000, respectively. The increase in research and development tax credits during 2012 was primarily due to state credits as well as adjustments to prior year federal credits. No new federal research and development credits were recognized during 2012. Of the December 31, 2012 credits, approximately $368,000 can be carried forward for 15 years and expire between 2015 and 2027, while $679,000 will carry over indefinitely.

As of December 31, 2012, the Company has gross federal and state net operating loss carryforward tax benefits of $3,786,000 and $1,960,000, respectively, which expire at various dates from 2013 to 2032. In addition, the Company has a gross foreign net operating loss carryforward tax benefit of $576,000, which does not expire.

The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of tax carryforwards and has determined that it is more likely than not that $13,134,000 of the net deferred tax assets as of December 31, 2012 will be realized. The Company has an allowance of $1,987,000 (mostly related to discontinued operations) provided against the gross deferred tax assets, which relates to the inability of the Company to realize the state tax benefit of the environmental expenses and the state net operating loss carryforwards.

The following is a reconciliation of income tax expense (benefit) related to continuing operations at the applicable federal statutory rate and the effective rates from continuing operations:

	Years Ended December 31,		
	2012	2011	2010
Statutory rate	35%	35% [1]	34%
Tax rate differential on domestic manufacturing deduction benefit	(2)	(1)	(1)
State income taxes, net of federal income tax	1	2	1
Foreign operations	(2)	(2)	(2)
Research and development credits	(4)	(4)	(5)
Other	-	-	(3)
Effective tax rate	28%	30%	24%

[1] During 2011, the Company's federal statutory tax rate increased from 34% to 35% due to the increase in the Company's earnings.

For the fiscal year ended December 31, 2012, included in the research and development credits is the recognition of previously unrecognized tax benefits (including interest) in accordance with the guidance provided in ASC 740-10-25 "Income Taxes, Overall, Recognition."

Unrecognized Tax Positions

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are occasionally examined by tax authorities in these jurisdictions. During the third quarter of 2011 the Company was contacted by the Internal Revenue Service (the "IRS") to examine the calendar years 2009 and 2010. The examination was completed during the fourth quarter of 2012 with no material adjustments.

During the second quarter of 2011 the Company reached a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company's Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized income of $787,000 ($619,000 tax and $168,000 interest) from a previously unrecognized tax position related to the settlement.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31,		
	2012	2011	2010
Gross unrecognized tax benefits, beginning of year	$ 722,000	$2,358,000	$ 2,526,000
Increases in tax positions taken in the current year	65,000	217,000	660,000
Increases in tax positions taken in prior years	60,000	57,000	31,000
Decreases in tax positions taken in prior years	-	(932,000) [1]	(138,000)
Decreases in tax positions related to settlement with tax authorities	(96,000)	(564,000)	(289,000)
Statute of limitations expired	(156,000)	(414,000)	(432,000)
Gross unrecognized tax benefits, end of year	$ 595,000	$ 722,000	$ 2,358,000

(1) The Company determined that in one state its credit carry-forward in that state was more-likely-than-not not going to be realized. As a result, the Company reclassified such position in the amount of $373,000 from an unrecognized tax position to a valuation allowance as a reduction to the deferred tax asset. In addition, in 2010 the Company established an unrecognized tax position for its method of accounting for an accrual on its tax return for all open tax years. During 2011, the uncertain tax position was released in the amount of $559,000 and a deferred tax liability was established for the repayment of the underpaid tax.

If recognized, all of the net unrecognized tax benefits at December 31, 2012 would impact the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2012 and December 31, 2011, the Company had accrued interest and penalties related to unrecognized tax benefits of $62,000 and $80,000, respectively.

It is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months due to the expiration of the statutes of limitation of the federal government and various state governments by a range of zero to $37,000. The Company has recorded $657,000 in other long-term liabilities which represents the total gross unrecognized tax benefits, including interest and penalties.

Note 11. Debt

On October 23, 2008, the Company and certain of its subsidiaries entered into an Amended and Restated Revolving Credit Agreement, as amended (the "2008 Credit Facility") with Bank of America, N.A., a national banking association, individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto. The 2008 Credit Facility was reset and amended on August 12, 2009, November 19, 2010, March 28, 2011, July 20, 2011 and May 29, 2012.

On May 29, 2012, the Company entered into a Fifth Amendment to the 2008 Credit Facility. The Fifth Amendment, among other things, (a) amended the definition of Maturity Date to extend the Maturity Date of the Credit Agreement to August 30, 2012, (b) amended the Minimum Net Worth financial covenant, and (c) amended the business covenants to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding, in an amount not in excess, in the aggregate, of Twenty Million Dollars ($20,000,000), on a trailing twelve month basis. In consideration for these amendments, the Company agreed to pay the lenders $43,000, which was amortized over the remaining life of the 2008 Credit Facility.

On August 9, 2012, the Company entered into a new senior revolving credit facility (the "2012 Credit Facility") with PNC Bank, National Association ("PNC Bank") to replace its 2008 Credit Facility. The 2012 Credit Facility provides for borrowings up to $40,000,000 and under certain conditions maximum borrowings up to $70,000,000. The 2012 Credit Facility included a $5,000,000 sublimit for letters of credit (subsequently amended on March 11, 2013 to a maximum of $25,000,000 subject to designated usage) and provides for a separate $10,700,000 letter of credit which expires one year from the date of closing, with annual extensions. The 2012 Credit Facility expires on August 9, 2016.

Borrowings under the 2012 Credit Facility bear interest, at the Company's option, at the London interbank offering rate ("LIBOR") plus a margin rate ranging from 1.25% to 2.0%, or the higher of a Base Rate plus a margin rate ranging from 0.25% to 1.0%. The Base Rate is equal to the highest of (i) the Federal Funds Open Rate plus 0.5% and (ii) the Prime Rate and (iii) the Daily Libor Rate plus 1%. The margin rates are based on certain leverage ratios, as defined. The Company is subject to compliance with certain financial covenants set forth in the 2012 Credit Facility, including, but not limited to, indebtedness to EBITDA, as defined, minimum levels of fixed charges and limitations on capital expenditures, as defined. Availability under the 2012 Credit Facility is based upon the Company's trailing twelve month EBITDA, as defined.

The Company's obligations under the 2012 Credit Facility are secured by the grant of security interests in substantially all of its assets.

As of December 31, 2012, the Company incurred $297,000 in fees and expenses in connection with the 2012 Credit Facility, which are amortized over the term of the 2012 Credit Facility. The remaining unamortized deferred financing costs associated with the 2008 Credit Facility were recognized on the consolidated statement of income in the third quarter of 2012.

As of December 31, 2012, the Company had no outstanding balance under the 2012 Credit Facility. At December 31, 2012, the Company had total availability under the 2012 Credit Facility of $39,510,000. As of December 31, 2011, the Company had no outstanding balance under the 2008 Credit Facility. At December 31, 2011, the Company had total availability under the 2008 Credit Facility of $39,527,000.

Note 12. Accrued Liabilities – Other

Accrued liabilities – other consist of the following:

	December 31,	
	2012	2011
	(in thousands)	
Taxes (other than income) and insurance	$ 602	$ 332
Commissions	680	775
Litigation and legal fees	138	97
Other professional fees	418	519
Environmental	5,334	4,676
Warranty	1,102	1,318
Deferred revenue	56	101
Acquisition earn-out, current	164	-
Other	2,092	1,745
Accrued liabilities - other	$ 10,586	$ 9,563

Included in the environmental accrual are estimates for all known costs believed to be probable and reasonably estimable for sites that the Company currently operates or operated at one time (see Note 15 for additional information).

A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues.

The following is a summary of activity in accrued warranty and service liabilities:

	December 31,	
	2012	2011
	(in thousands)	
Liability, beginning of year	$ 1,318	$ 1,553
Expense for new warranties issued	962	643
Accruals related to preexisting warranties [1]	(267)	-
Warranty claims paid	(911)	(878)
Liability, end of period	$ 1,102	$ 1,318

[1] Includes adjustments related to changes in estimates.

Note 13. Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	December 31,	
	2012	2011
	(in thousands)	
Environmental	$ 19,033	$ 18,533
Unrecognized tax benefits, interest and penalties	657	802
Long-term incentive plan	220	1,242
Acquisition earn-out, long-term	57	-
Other long-term liabilities	$ 19,967	$ 20,577

Note 14. Retirement Plans And Deferred Compensation

During the years ended December 31, 2012, December 31, 2011 and December 31, 2010, the Company maintained a defined contribution pension plan covering all full-time, U.S. employees of SL Power Electronics Corp. ("SLPE"), the High Power Group, including Teal Electronics Corporation ("Teal") and MTE Corporation ("MTE"), SL Montevideo Technology, Inc. ("SL-MTI"), RFL Electronics Inc. ("RFL") and the corporate office. The Company's contributions to this plan are based on a percentage of employee contributions and/or plan year gross wages, as defined. Costs incurred under these plans during 2012, 2011 and 2010 amounted to approximately $653,000, $884,000 and $1,315,000, respectively.

The Company has agreements with certain retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates ranging from 6% to 12%. The amount charged to expense in connection with these agreements amounted to $399,000, $423,000 and $428,000 for 2012, 2011 and 2010, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of some of the participants having a deferred compensation or supplemental retirement agreement. As of December 31, 2012, the aggregate death benefit totaled $493,000, with the corresponding cash surrender value of all policies totaling $299,000. As of December 31, 2011, the aggregate death benefit totaled $546,000, with the corresponding cash surrender value of all policies totaling $304,000.

As of December 31, 2012, certain agreements restrict the Company from utilizing the cash surrender value of certain life insurance policies totaling approximately $299,000 for purposes other than the satisfaction of the specific underlying deferred compensation agreements. The Company offsets the dividends realized from the life insurance policies with premium expenses. Net expenses recorded in connection with these policies amounted to $4,000, $11,000 and $17,000 for 2012, 2011 and 2010, respectively.

Note 15. Commitments And Contingencies

Leases: The Company is a party to certain leases for facilities, equipment and vehicles from third parties, which expire through 2020. The minimum rental commitments as of December 31, 2012 are as follows:

	Operating Leases (in thousands)
2013	$ 1,696
2014	1,367
2015	1,259
2016	887
2017	876
Thereafter	1,132
Total minimum payments	$ 7,217

For 2012, 2011 and 2010, rental expense applicable to continuing operations aggregated approximately $2,110,000, $2,116,000 and $1,874,000, respectively.

Letters Of Credit: As of December 31, 2012 and December 31, 2011, the Company was contingently liable for $490,000 and $473,000, respectively, under an outstanding letter of credit issued for casualty insurance requirements.

Litigation: The Company has been and is the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. ("SurfTech"), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the "Pennsauken Site") and Camden, New Jersey (the "Camden Site").

In 2006 the United States Environmental Protection Agency (the "EPA") named the Company as a potential responsible party (a "PRP") in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company's Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination in three aquifers that exceeds the selected cleanup standard ("OU-1"). The second operable unit ("OU-2") pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company's Pennsauken Site.

In September 2006, the EPA issued a Record of Decision ("ROD") that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the ROD.

Following the issuance of its ROD for OU-1, in November 2006, the EPA sent a letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA's ROD. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred.

In June 2011, the EPA announced a proposed plan for "cleaning up the soil" at OU-2. The remedy proposed by the EPA is "Geochemical Fixation." This remedy involves applying a chemical reductant to the contaminated soil to reduce hexavalent chromium by converting it to immobilized trivalent chromium. The EPA's estimated cost for this remedy is $20,700,000 over seven years. The public comment period for the proposed plan expired on July 27, 2011. On September 26, 2011 the EPA issued a ROD selecting the Geochemical Fixation remedy. This remedy involves mixing a reducing agent to treat soils containing concentrations of hexavalent chromium greater than 20 parts per million. The remedy also requires post-remediation sampling, site restoration and implementing a groundwater sampling and analysis program.

The Company has reached an agreement with both the United States Department of Justice ("DOJ") and EPA related to its liability for both OU-1 and OU-2 and has entered into a Consent Decree which governs the agreement. The Company has agreed to perform the remediation for OU-2. The Company intends to have its environmental consultants, who are expected to perform the requirements of the OU-2 remediation, and perform an active role in the remediation design. Also, the Company has agreed to pay a fixed sum for the EPA's past cost for OU-2 and a portion of the EPA's past cost for OU-1. The payments are to be made in five equal payments of $2,141,000 for a total $10,705,000, plus interest. The first payment plus interest is to be made thirty days after the effective date of the Consent Decree (day the judge signs and files the decree). The next four payments will be made on the anniversary of the first payment plus ten days in the same amount of $2,141,000 plus interest to avoid two payments in one continuous twelve month period. The Company has also agreed to pay the EPA's costs for oversight of the OU-2 remediation. The Consent Decree is subject to a public comment period and finally must be approved by the Federal District Court which we expect to occur by the second quarter of fiscal 2013 thereby triggering the Company's obligation under the Consent Decree. During the third quarter of 2012, the Company's legal counsel had been notified by the Assistant Attorney General of the State of New Jersey that they may file a claim for certain costs. On December 3, 2012, the Company received a demand letter from the State of New Jersey. The demand is for $1,300,000 for past and future cleanup costs and $500,000 for natural resource damages ("NRD") for a total of $1,800,000. Although the Company and its counsel believe that it has meritorious defenses to any claim for reimbursement of past cost and NRD damages, the Company has offered to pay $250,000 to fully resolve the claim recently presented by the State of New Jersey for past costs, future costs and NRD at the Puchack Well Field Superfund site. The State of New Jersey is currently evaluating the Company's counter-offer. Based on the current available information, the Company has estimated a total combined potential liability for OU-1 and OU-2 and the State of New Jersey's claim to be in the range of $20,378,000 to $32,078,000. The Company has recorded an accrual of $20,378,000 related to its combined liability related to this site. The estimated OU-2 remediation liability is based upon the EPA's plan for remediation as provided in the ROD for OU-2 and the evaluation of data by our environmental engineering consultants. The liability for past costs of OU-1 and OU-2 is based upon the current terms of the Consent Decree. The Company, in consultation with its consultants and legal counsel, has agreed to a Statement of Work ("SOW") for the implementation of the remedy selected in the September 26, 2011 ROD for OU-2. The SOW will be incorporated into the Consent Decree and will be an enforceable part of the Consent Decree.

Other
The Company conducted an investigation to determine whether certain employees of SL Xianghe Power Electronics Corporation, SL Shanghai Power Electronics Corporation and SL Shanghai International Trading Corporation, three of the Company's indirect wholly-owned subsidiaries incorporated and operating exclusively in China, may have improperly provided gifts and entertainment to government officials (the "China Investigation"). Based upon the China Investigation, which is substantially complete, the estimated amounts of such gifts and entertainment was not material to the Company's financial statements. Such estimate does not take into account the costs to the Company of the China Investigation itself, or any other additional costs.

The China Investigation included determining whether there were any violations of laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"). The Company's outside counsel has contacted the DOJ and the Securities and Exchange Commission (the "SEC") voluntarily to disclose that the Company was conducting an internal investigation, and agreed to cooperate fully and update the DOJ and SEC periodically on further developments. The Company's counsel has done so, and the Company has continued to cooperate fully with the DOJ and the SEC on the results of the China Investigation and various remediation actions undertaken by the Company.

The Company had retained outside counsel and forensic accountants to assist in the China Investigation. Additionally, the Company has hired outside consultants to provide assistance in implementing a mandatory FCPA compliance program for all of its employees which was completed in December 2012. The Company cannot predict at this time whether any regulatory action may be taken or any other adverse consequences may result from this matter.

In the ordinary course of its business the Company is and may be subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and may be party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers, suppliers and others. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

Environmental Matters: Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and in the future may be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $24,367,000 of which $19,033,000 is included as other long-term liabilities as of December 31, 2012. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, the divisibility of costs. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. The

Company's environmental costs primarily relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the "Pennsauken Site") and in Camden, New Jersey (the "Camden Site"). There is also a third site, which is not owned by the Company, referred to as the "Puchack Well Field Site." The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. Delineation of the soil and groundwater contamination is substantially complete. In the third quarter of 2009, the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building's foundation The New Jersey Department of Environmental Protection ("NJDEP") approved, and the Company implemented in 2010 an interim remedial action pilot study to inject neutralizing chemicals into the unsaturated soil. Based on an assessment of post-injection data, our consultants believe the pilot study can be implemented as a full scale soil remedy to treat unsaturated contaminated soil. A Remedial Action Workplan for soils ("RAWP") is being developed. The RAWP will select the injection remedy as the site wide remedy for unsaturated soils, along with demolition and proper disposal of the former concrete building slab and targeted excavation and disposal of impacted soil immediately underlying the slab. Additionally, the RAWP will address a small area of impacted soil off the property. The RAWP will be submitted to the NJDEP, by the Licensed Site Remediation Professional ("LSRP") for the site. The RAWP is scheduled to be implemented in 2013. Also, the Company's environmental consultants finalized an interim remedial action pilot study to treat on-site contaminated groundwater, consisting of injecting food-grade product, into the groundwater at the down gradient property boundary, to create a "bio-barrier." The pilot study includes post-injection monitoring to assess the bio-barrier's ability to treat contaminated groundwater. The groundwater injection pilot study and permit application were submitted to the NJDEP in May 2011, and then re-submitted in June 2012 by the Company's LSRP. The Company received from the NJDEP the permit approval in October 2012. Implementation of the groundwater pilot study is scheduled to occur in 2013 with post-injection effectiveness monitoring to occur in 2014. At December 31, 2012, the Company had an accrual of $2,204,000 to remediate the Camden Site. The Company anticipates expenditures of approximately $1,040,000 during fiscal 2013.

As previously reported, the Company is currently participating in environmental assessments and cleanups at a number of sites. One of these sites is a commercial facility, located in Wayne, New Jersey. Contaminated soil and groundwater has undergone remediation with NJDEP oversight, but contaminants of concern ("COCs") in groundwater and surface water, which extend off-site, still remain above applicable NJDEP remediation standards. Certain COCs have also been detected in the indoor air of two commercial buildings, located on the property. One of the buildings (the "Main Building") was outfitted with a sub-slab depressurization system as a mitigation measure. The source investigations under the Main Building were completed in June 2012. Soil and groundwater samples collected from underneath the Main Building identified COCs in excess of the NJDEP's applicable remediation standards. Consequently, a soil contaminant source remains under the Main Building that is feeding the groundwater contamination. The remedial investigation conducted in the second quarter of 2012 identified a new soil source of COCs and two sub-grade anomalies. Additional investigations conducted in December 2012 mostly delineated the extent of COC's in soil at the new soil source area and confirmed that the sub-grade anomalies did not contain regulated features requiring additional investigation. A soil remedial action plan will be required in order to remove the new soil source contamination by the second building that continues to impact groundwater. Our consultants have reviewed data to determine what supplemental remedial action is necessary for soils, and whether to modify or expand the groundwater remedy that will likely consist of additional in-situ injections of food grade product into the groundwater. Estimates have been developed by the Company's consultants, which includes costs to enhance the existing vapor intrusion system, remedial injections, soil excavation and additional tests and remedial activities. Accordingly, the reserve for this site was increased during the third quarter of 2012 by $485,000 to account for these remedial activities. The accrual for remediation cost at December 31, 2012 for this site is $1,255,000. Costs related to this site are recorded as part of discontinued operations, net of tax.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $111,000, which has been accrued for at December 31, 2012. These costs are recorded as a component of continuing operations.

As of December 31, 2012 and December 31, 2011, environmental accruals of $24,367,000 and $23,209,000, respectively, have been recorded by the Company in accrued liabilities – other and in other long-term liabilities, as appropriate (see Notes 12 and 13 for additional information).

Employment Agreements: During October 2010, two former executives entered into Separation Agreements and Mutual Releases (the "Agreements"). The effective dates of the Agreements were October 22, 2010 and October 28, 2010. Total consideration paid to both executives was $1,043,000, minus applicable taxes and withholdings. The payments were for, among other things, severance, accrued vacation, legal fees, and for one executive, payment pursuant to a certain bonus agreement dated August 5, 2002. The payments were completed during the fourth quarter of 2010.

During 2010, the Company entered into severance agreements with certain key employees that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments equal twelve months of the employee's base salary as of the termination date, as defined. If a triggering event had taken place in 2012 and if these employees had been terminated during the year, the payments would have aggregated approximately $640,000 under such change-of-control agreements.

During 2012, the Company entered into a severance agreement with a key employee that provides for a one-time payment in the event the employee is terminated within twelve months of a change-of-control, as defined. The payment equals eighteen months of the employee's base salary as of the termination date, as defined. If a triggering event had taken place in 2012 and if the employee had been terminated during the year, the payment would have equaled $315,000 under the change-of-control agreement. This agreement expired on January 1, 2013.

Note 16. Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico, Tecate, Mexico, and Xianghe, China. SLPE manufactures most of its products in Mexico and China. Teal, which is part of the High Power Group, has transferred the majority of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. These external and foreign sources of supply present risks of interruption for reasons beyond the Company's control, including political or economic instability and other uncertainties.

Generally, the Company's sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican pesos and Chinese yuan. SLPE, the High Power Group and SL-MTI price and invoice their sales primarily in U.S. dollars. The Mexican subsidiaries of SLPE, the High Power Group and SL-MTI maintain their books and records in Mexican pesos. SLPE's subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be. RFL sales, costs, and expenses are priced in U.S. dollars.

The competitiveness of the Company's products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers' and competitors' currencies. Foreign net sales comprised 20%, 21% and 22% of net sales from continuing operations for 2012, 2011 and 2010, respectively. Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which may result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar (see Note 18 for additional information).

Note 17. Fair Value Measurement And Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency forward contracts to hedge its foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including spot rates and market forward points. The fair value of the foreign currency forward contracts is based on interest differentials between the currencies being traded, spot rates and market forward points.

To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees, where applicable.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

In conjunction with its implementation of updates to the fair value measurements guidance, the Company made an accounting policy election to measure derivative financial instruments subject to master netting agreements on a net basis.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
		(in thousands)		
Assets				
Derivative financial instruments	$ -	$ 243	$ -	$ 243

The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2012.

Credit Risk Contingent Features

The Company has agreements with its derivative counterparties that contain a provision where if the Company defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

Note 18. Derivative Instruments And Hedging Activities

ASC Topic 815, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by ASC Topic 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to variability in expected future cash flows related to forecasted foreign exchange-based risk are considered economic hedges of the Company's forecasted cash flows.

Risk Management Objective of Using Derivatives

The Company is a USD functional currency entity that manufactures products in the USA, Mexico and China. The Company's sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican peso (MXN) and Chinese yuan (CNH). As a result, the Company has exposure to changes in exchange rates between the time when expenses in the non-functional currencies are initially incurred and the time when the expenses are ultimately paid. The Company's objective in using derivatives is to add stability and to manage its exposure to foreign exchange risks. To accomplish this objective, the Company uses foreign currency forward contracts to manage its exposure to fluctuations in the exchange rates. Foreign currency forward contracts involve fixing the USD-MXN and USD-CNH exchange rates for delivery of a specified amount of foreign currency on a specified date.

During 2012, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The foreign currency forwards are not speculative and are being used to manage the Company's exposure to foreign exchange rate movements. Foreign currency forward contracts involve fixing the USD-MXN and USD-CNH exchange rates for delivery of a specified amount of foreign currency on a specified date. The Company has elected not to apply hedge accounting to these derivatives and they are marked to market through earnings. Therefore, gains and losses resulting from changes in the fair value of these contracts are recognized at the end of each reporting period directly in earnings. The gains and losses associated with the foreign currency forward contracts are included in other gain (loss), net on the Consolidated Statements of Income. As of December 31, 2012, the fair value of the foreign currency forward contracts was recorded as a $243,000 asset in other current assets on the Consolidated Balance Sheets.

Non-designated Hedges of Foreign Exchange Risk

The notional amounts are used to measure the volume of foreign currency forward contracts and do not represent exposure to foreign currency losses. The following table summarizes the notional values of the Company's derivative financial instruments as of December 31, 2012:

Product	Number of Instruments	Notional
		(in thousands)
Mexican Peso (MXN) Forward Contracts	9	MXN 43,000
Chinese Yuan (CNH) Forward Contracts	7	CNH 32,000

The following table details the location in the financial statements of the gain or loss recognized on foreign currency forward contracts that are marked to market for the twelve months ended December 31, 2012:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		(in thousands)
Foreign Exchange Contracts	Other gain (loss), net	$ 243

The Company did not enter into foreign exchange contracts during fiscal 2011 and fiscal 2010.

Note 19. Shareholders' Equity

On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock (the "2010 Repurchase Plan"). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2012, the Company purchased approximately 140,000 shares of Company stock at an average price of $17.59 a share through the 2010 Repurchase Plan. As a result, as of December 31, 2012, approximately 330,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.

On May 30, 2012, the Company announced a modified "Dutch Auction" Tender Offer to purchase up to $10 million of its common shares (the "Tender Offer"). The Tender Offer expired on June 27, 2012. Under the terms of the Tender Offer, the Company's shareholders had the option of tendering all or a portion of the Company's common stock that they owned (1) at a price of not less than $12.00 and not greater than $13.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. All common stock purchased by the Company were purchased at the same price.

The Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the Tender Offer. With the completion of the Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the Tender Offer with available cash on hand.

On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share (the "Dividend") for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility.

Note 20. Stock-Based Compensation

At December 31, 2012, the Company had stock-based employee compensation plans as described below. For the years ended December 31, 2012, December 31, 2011, and December 31, 2010, the total compensation expense (included in selling, general and administrative expense) related to these plans was $842,000, $564,000, and $174,000 ($605,000, $317,000, and $107,000, net of tax), respectively.

The Company maintains a shareholder approved stock option plan that has expired: the Non-Employee Director Nonqualified Stock Option Plan (the "Director Plan"). The Director Plan provided for the granting of nonqualified options to purchase up to 250,000 shares of the Company's common stock to non-employee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees. Stock options granted under the Director Plan stipulated an exercise price per share of the fair market value of the Company's common stock on the date of grant. Each option granted under the Director Plan is exercisable at any time and expires ten years from date of grant. The expiration date of the Director Plan was May 31, 2003. During 2012, 13,000 options were exercised. As a result, no options were outstanding under the Director Plan as of December 31, 2012.

On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the "2008 Plan"). The 2008 Plan was proposed to create an additional incentive to retain directors, key employees and advisors of the Company. Prior to the amendment of the 2008 Plan on June 8, 2011, as described below, up to 315,000 shares of the Company's common stock were subject to the 2008 Plan. Options granted under the 2008 Plan are required to stipulate an exercise price per share of not less than the fair market value of the Company's common stock on the business day immediately prior to the date of the grant. Options granted under the 2008 Plan are exercisable no later than ten years after the grant date.

During 2008, the Company granted 155,000 incentive options to select executives and a key employee under the 2008 Plan. The options issued vest in three equal installments, with the first installment vesting on the date of the grant and the remaining two installments each vesting on the second and third anniversary of the grant. During 2010, 135,000 of these options were cancelled.

During 2010, the Company granted 160,000 stock options to select executives and key employees under the 2008 Plan. All stock options that were issued vest over a three year period except for one grant of 15,000 shares, in which 7,500 shares vested on the date of grant and the remainder vests on the first anniversary of the grant date. Compensation expense is recognized over the vesting period of the options. During 2011, 5,000 of these options were cancelled.

During 2011, the shareholders of the Company approved amendments to the 2008 Plan to: (a) increase the number of shares of the Company's common stock subject to the 2008 Plan from 315,000 shares to 450,000 shares, and (b) require shareholder approval prior to the reduction of the exercise price of any outstanding options or stock appreciation rights, any repricing through cancellations and re-grants of new options or stock appreciation rights, or any cancellation of outstanding options or stock appreciation rights with an exercise price above the current stock price in exchange for cash or other securities. No stock options were granted to select executives and key employees under the 2008 Plan during 2012. As of December 31, 2012, there were 135,000 options outstanding under the 2008 Plan. As of December 31, 2012, there were 158,000 shares available for grant under the 2008 Plan.

During the second quarter of 2011, the Company implemented a Long-Term Incentive Plan (the "2011 LTIP") pursuant to the 2008 Plan which awarded restricted stock units ("RSUs") to eligible executives. Under the terms of the 2011 LTIP, the number of RSUs that may vest, if any, will be based on, among other things, the Company achieving certain sales and return on invested capital ("ROIC"), as defined, targets during the January 2011 to December 2013 performance period. Earned RSUs, if any, cliff vest at the end of fiscal 2013 (100% of earned RSUs vest at December 31, 2013). The final value of these RSUs will be determined by the number of shares earned. The value of these RSUs is charged to compensation expense on a straight-line basis over the three year vesting period with periodic adjustments to account for changes in anticipated award amounts. The weighted-average price for these RSUs was $23.00 per share based on the grant date of June 9, 2011. During the twelve months ended December 31, 2012, $34,000 was charged to compensation expense. As of December 31, 2012, total unamortized compensation expense for this grant was $98,000. As of December 31, 2012, the maximum number of achievable RSUs under the 2011 LTIP is 36,000 RSUs.

During the third quarter of 2011, the Company awarded each Director 1,000 restricted shares pursuant to the 2008 Plan that vest upon the earlier of: (1) the first anniversary of the grant date, (2) at the time of the recipient's termination, or (3) at the time of the recipient's retirement. Based on the terms of the awards the shares were immediately expensed and as a result the Company recognized $123,000 of stock compensation expense during the third quarter of 2011. The weighted-average price of these restricted stock grants was $24.62 per share based on the grant date of July 29, 2011. During 2012, 5,000 shares were granted under this award.

During the first quarter of 2012, the Company implemented a Long-Term Incentive Plan (the "2012 LTIP") pursuant to the 2008 Plan which had similar conditions and vesting terms as the 2011 LTIP. The weighted-average price for these RSUs was $18.00 per share based on the grant date of February 17, 2012. During 2012, $47,000 was charged to compensation expense. As of December 31, 2012, total unamortized compensation expense for this grant was $108,000. As of December 31, 2012, the maximum number of achievable RSUs under the 2012 LTIP was 54,000 RSUs.

On April 2, 2012, the Company granted each Director, except the Chairman, 3,000 restricted shares pursuant to the 2008 Plan. The Chairman was granted 10,000 restricted shares pursuant to the 2008 Plan. The shares vest upon the earlier of: (1) the first anniversary of the grant date, (2) at the time of the recipient's termination, or (3) at the time of the recipient's retirement. Based on the terms of the awards the shares were immediately expensed and as a result the Company recognized $431,000 of stock compensation expense during the second quarter of 2012. The weighted-average price of these restricted stock grants was $19.57 per share based on the grant date of April 2, 2012. As of December 31, 2012, no shares were granted under this award.

The fair value of all option grants was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

	Year Ended December 31, 2010
Weighted average fair value of grants	$6.78
Valuation assumptions:	
Expected dividend yield	0.00%
Expected volatility	68.44
Expected life (in years)	4.44
Risk-free interest rate	1.71%

No stock options were granted during fiscal 2012 and fiscal 2011.

Stock Options

Option activity under the principal option plans as of December 31, 2012 and changes during the year then ended were as follows:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2010	253	$11.34	4.93	$1,554
Granted	-	-		
Exercised	(82)	9.95		
Forfeited	(5)	12.80		
Expired	(18)	10.33		
Outstanding as of December 31, 2011	148	$12.17	4.95	$608
Granted	-	-		
Exercised	(13)	6.00		
Forfeited	-	-		
Expired	-	-		
Outstanding as of December 31, 2012	135	$12.79	4.33	$670
Exercisable as of December 31, 2012	87	$12.90	4.19	$422

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, were $161,000, $879,000 and $568,000, respectively.

As of December 31, 2012, $197,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 0.6 years.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Cash received from option exercises for the year ended December 31, 2012 and December 31, 2011 was $80,000 and $817,000, respectively. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment units totaled $33,000 and $291,000 for the fiscal years ended December 31, 2012 and December 31, 2011. The Company has applied the "Short-cut" method in calculating the historical windfall tax benefits. All tax shortfalls will be applied against this windfall before being charged to earnings.

Note 21. Cash Flow Information

Supplemental disclosures of cash flow information:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Interest paid	$ 46	$ 185	$ 81
Income taxes paid	$ 2,997	$ 5,264	$ 1,951

Note 22. Industry Segments

The Company currently operates under four business segments: SLPE, the High Power Group, SL-MTI and RFL. Following its acquisition of Ault on January 26, 2006, the Company consolidated the operations of Ault and its subsidiary, Condor D.C. Power Supplies, Inc. ("Condor"), into SLPE. In accordance with the guidance provided in ASC 280 "Segment Reporting," this subsidiary is reported as one business segment. Following the acquisition of MTE on October 31, 2006, the Company combined MTE with its subsidiary, Teal, into one business segment, which is reported as the High Power Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 and if the segments have similar characteristics in each of the following areas:

- nature of products and services
- nature of production process
- type or class of customer
- methods of distribution

SLPE designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company's power supplies provide a reliable and safe power source for the customer's specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the original equipment manufacturers ("OEMs") of medical, industrial/instrumentation, military and information technology equipment. The High Power Group sells products under two brand names (Teal and MTE). Teal designs and manufactures custom power conditioning and distribution units for OEMs of medical imaging, medical treatment, military aerospace, semiconductor, solar and advanced simulation systems. MTE designs and manufactures power quality products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drive systems. SL-MTI designs and manufactures high power density precision motors that are used in numerous applications, including military and commercial aerospace, oil and gas, and medical and industrial products. RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The Unallocated Corporate Expenses segment includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain treasury, risk management, legal, litigation and public reporting charges and certain legacy costs. The accounting policies for the business units are the same as those described in the summary of significant accounting policies (see Note 1 for additional information).

Business segment operations are conducted through domestic subsidiaries. For all periods presented, sales between business segments were not material. No single customer accounted for more than 10% of consolidated net sales during 2012, 2011 or 2010. Each of the segments has certain major customers, the loss of any of which would have a material adverse effect on such segment.

	Years Ended December 31,		
	2012	2011	2010
Net sales	(in thousands)		
SLPE	$ 77,869	$ 91,066	$ 79,615
High Power Group	65,283	63,027	56,494
SL-MTI	36,223	35,413	31,261
RFL	21,202	22,825	22,398
Net sales	$ 200,577	$ 212,331	$ 189,768

	Years Ended December 31,		
	2012	2011	2010
Income from operations	(in thousands)		
SLPE	$ 2,487	$ 7,825	$ 6,389
High Power Group	6,822	6,940	5,418
SL-MTI	6,292	6,219	4,801
RFL	2,763	3,189	2,990
Unallocated Corporate Expenses [1]	(5,463)	(5,639)	(6,350)
Income from operations	12,901	18,534	13,248
Amortization of deferred financing costs	(138)	(218)	(252)
Interest income	5	3	2
Interest expense	(48)	(179)	(86)
Fire related gain (loss), net	-	277	(109)
Other gain (loss), net	302	-	-
Income from continuing operations before income taxes	$ 13,022	$ 18,417	$ 12,803

[1] Unallocated Corporate Expenses includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs.

	December 31,	
	2012	2011
Total assets	(in thousands)	
SLPE	$ 36,419	$ 39,205
High Power Group	31,296	29,639
SL-MTI	12,012	11,505
RFL	13,744	13,973
Unallocated Corporate Assets	13,666	16,904
Total assets	$ 107,137	$ 111,226

Goodwill and other intangible assets, net	December 31, 2012	2011
	(in thousands)	
SLPE	$ 4,563	$ 4,733
High Power Group	15,343	15,820
SL-MTI	140	-
RFL	5,359	5,414
Goodwill and other intangible assets, net	$ 25,405	$ 25,967

Capital expenditures	Years Ended December 31, 2012	2011	2010
	(in thousands)		
SLPE	$ 386	$ 1,660	$ 492
High Power Group	613	275	440
SL-MTI	549	512	258
RFL	251	224	226
Unallocated Corporate Expenses	5	19	-
Capital expenditures	$ 1,804	$ 2,690	$ 1,416

Depreciation and amortization [1]	Years Ended December 31, 2012	2011	2010
	(in thousands)		
SLPE	$ 926	$ 1,207	$ 1,381
High Power Group	926	856	831
SL-MTI	431	309	302
RFL	415	473	465
Unallocated Corporate Expenses	13	25	47
Depreciation and amortization	$ 2,711	$ 2,870	$ 3,026

[1] Excludes amortization of deferred financing costs.

Financial information relating to the Company's segments by geographic area is as follows:

	Years Ended December 31,		
	2012	2011	2010
	(in thousands)		
Net sales [1]			
United States	$ 160,059	$ 167,677	$ 148,361
Foreign	40,518	44,654	41,407
Consolidated net sales	$ 200,577	$ 212,331	$ 189,768
Long-lived assets [2]			
United States	$ 6,318	$ 5,829	$ 5,978
Foreign	3,275	3,587	2,943
Consolidated long-lived assets	$ 9,593	$ 9,416	$ 8,921

[1] Net sales are attributed to countries based on location of customer.
[2] Includes net tangible assets excluding goodwill and intangibles.

Note 23. Restructuring Costs

Restructuring activity for the period ended December 31, 2012 was as follows:

	Accrual at Beginning of the Year	Charged to Earnings	Cash Payments	Accrual at December 31, 2012
	(in thousands)			
2012 Plan				
Severance and other employee-related charges	$ -	$ 857	$ 857	$ -
2011 Plan				
Severance and other employee-related charges	56	-	56	-
Total restructuring reserve	$ 56	$ 857	$ 913	$ -

2012 Restructuring Plan

During the third quarter of 2012, the Company announced to its employees a restructuring plan ("2012 Plan") to align its costs with current and projected sales activity. The costs reductions were primarily direct labor employees and engineering, selling and administration employees at SLPE, RFL, and TEAL, which is part of the High Power Group. As of December 31, 2012, there was a consolidated charge to earnings of $857,000, which was comprised of a $732,000 charge at SLPE, a $67,000 charge at RFL, and a $58,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 67, all of which had been terminated as of December 31, 2012.

2011 Restructuring Plan
During the fourth quarter of 2011, the Company announced a restructuring plan ("2011 Plan") to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL, which is part of the High Power Group. For the year ended December 31, 2011, there was a consolidated charge to earnings of $261,000 which was comprised of a $207,000 charge at SLPE and a $54,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 47, all of which had been terminated as of December 31, 2011. The remaining unpaid termination benefits associated with the plan were paid during January 2012.

Note 24. Fire Related Gain (Loss) And Insurance Recovery

On March 24, 2010, the Company sustained fire damage at its then leased manufacturing facility in Mexicali, Mexico. This facility manufactured products for both SLPE and MTE. The fire was contained to an area that manufactured MTE products. The Company was fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to the business interruption and changed conditions caused by the fire. Details of the net fire related gain (loss) are as follows:

	Years Ended December 31,	
	2011	2010
	(in thousands)	
Fire related loss	$ -	$ (642)
Insurance recovery	277	533
Net fire related gain (loss)	$ 277	$ (109)

The Company's fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company's insurance recovery represents the replacement cost of property and equipment damaged as a result of the fire, the fair market value of inventory damaged in the fire, cleanup costs and increased business expenses, net of applicable adjustments and deductibles.

During June 2011, the Company settled the fire damage claims with its insurance carriers for $810,000 and as a result the Company recorded a gain related to the fire of $277,000. The Company had recorded estimated insurance recoveries of $533,000 as of December 31, 2010. The Company received $610,000 from its insurance carriers on July 15, 2011 since the Company received a $200,000 advance from its carrier related to the fire loss in July 2010. No additional material gains, losses or recoveries are expected to be recognized in subsequent periods related to the fire loss.

Note 25. Related Party Transactions

On December 17, 2012, the Company sold its investment in RFL Communications for $81,000 and recognized a gain on sale of $59,000. Prior to the sale, RFL had an investment of $22,000 in RFL Communications, representing 5% of the outstanding equity thereof. RFL Communications is a distributor of teleprotection and communication equipment located in the United Kingdom. It is authorized to sell RFL products in accordance with an international sales agreement.

Sales to RFL Communications for 2012, 2011 and 2010 were $927,000, $626,000 and $655,000, respectively. Accounts receivable due from RFL Communications at December 31, 2012 and December 31, 2011 were $285,000 and $35,000, respectively.

Note 26. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended June 30, 2012	Three Months Ended September 30, 2012	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2012
	(in thousands, except per share data)				
Net sales	$49,340	$48,899	$50,886	$51,452	$200,577
Cost of products sold	$33,771	$32,756	$34,572	$35,443	$136,542
Income from continuing operations before income taxes	$2,310	$2,137	$3,792	$4,783	$13,022
Net income [a]	$1,250	$1,166	$2,401	$2,960	$7,777
Basic net income per common share	$0.27	$0.26	$0.58	$0.72	$1.80
Diluted net income per common share	$0.27	$0.26	$0.58	$0.71	$1.80
[a] Includes (loss) from discontinued operations, net of tax	($194)	($244)	($464)	($678)	($1,580)

	Three Months Ended March 31, 2011	Three Months Ended June 30, 2011	Three Months Ended September 30, 2011	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2011
	(in thousands, except per share data)				
Net sales	$52,594	$56,266	$52,092	$51,379	$212,331
Cost of products sold	$34,819	$37,890	$36,011	$34,700	$143,420
Income from continuing operations before income taxes	$4,882	$5,758	$3,473	$4,304	$18,417
Net income (loss) [a]	$3,412	$4,209	$2,276	($1,699)	$8,198
Basic net income (loss) per common share	$0.76	$0.93	$0.50	($0.37)	$1.81
Diluted net income (loss) per common share	$0.75	$0.92	$0.50	($0.37)	$1.79
[a] Includes (loss) income from discontinued operations, net of tax	($190)	$593 [b]	($261)	($4,779) [c]	($4,637)

[b] Income from discontinued operations, net of tax, includes a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company's Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized income of $787,000 ($619,000 tax and $168,000 interest) from a previously unrecognized tax position related to the settlement.

[c] Loss from discontinued operations, net of tax, includes a $5,151,000, net of tax, charge related to estimated environmental remediation liabilities associated with the Pennsauken Site.

Note 27. Subsequent Events

As a result of a work stoppage at the Company's Xianghe manufacturing capabilities from March 7, 2013 through March 20, 2013, revenues for the quarter ended March 31, 2013 were adversely impacted by approximately $1,300,000. The Company will realize those sales during the second quarter of 2013. Additionally, certain incremental costs were incurred during the first quarter of 2013 related to the work stoppage including employee, travel, consulting and legal costs of approximately $700,000.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			(in thousands)		
YEAR ENDED DECEMBER 31, 2012					
Allowance for:					
Doubtful accounts	$ 603	$ 20	$ -	$ 32	$ 591
YEAR ENDED DECEMBER 31, 2011					
Allowance for:					
Doubtful accounts	$ 585	$ 18	$ -	$ -	$ 603
YEAR ENDED DECEMBER 31, 2010					
Allowance for:					
Doubtful accounts	$ 651	$ (48)	$ (4)	$ 14	$ 585

Description	Balance at Beginning of Period	Allowance Recorded on Current Year Losses	Release of Allowance on Current Year Utilization	Release of Allowance on Losses Expired or Revalued	Balance at End of Period
			(in thousands)		
YEAR ENDED DECEMBER 31, 2012					
Allowance for:					
Deferred tax valuation	$ 1,926	$ 64	$ -	$ (3)	$ 1,987
YEAR ENDED DECEMBER 31, 2011					
Allowance for:					
Deferred tax valuation	$ 937	$ 338	$ -	$ 651	$ 1,926
YEAR ENDED DECEMBER 31, 2010					
Allowance for:					
Deferred tax valuation	$ 560	$ 696	$ -	$ (319)	$ 937

SL INDUSTRIES, INC.
520 Fellowship Road
Suite A-114
Mount Laurel, New Jersey 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 9, 2013

To The Holders of Our Common Stock:

We invite you to attend our annual shareholders' meeting on May 9, 2013 at the offices of Olshan Frome Wolosky LLP, 65 East 55th Street, New York, New York 10022 at 1:00 P.M., Eastern Time. At the meeting, you will hear an update on our operations, have a chance to meet some of our directors and executives, and vote on the following matters:

1. To elect five (5) directors until the next annual meeting in 2014 or until their successors have been elected and qualified;
2. To vote on a non-binding advisory resolution to approve the compensation of the Company's named executive officers;
3. To vote on a non-binding advisory resolution to determine the frequency (whether every 1 year, every 2 years, or every 3 years) with which shareholders of the Company shall be entitled to have an advisory vote on the compensation of the Company's named executive officers;
4. To vote on changing the Company's state of incorporation from New Jersey to Delaware though a migratory merger with a wholly owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger between the Company and the wholly owned subsidiary;
5. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal 2013; and
6. Any other matters that properly come before the meeting.

This booklet includes a formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how our Board of Directors operates and gives personal information about our director nominees.

Only record holders of SL Industries, Inc. common stock, $0.20 par value per share (the "Common Stock"), at the close of business on March 28, 2013 will be entitled to vote on the foregoing matters at the annual meeting. Even if you only own a few shares of Common Stock, we want your shares to be represented at the annual meeting. Your vote is important regardless of the number of shares you own. I urge you to complete, sign, date and return your proxy card promptly in the enclosed envelope. You also have the option of voting your proxy via the Internet at *www.proxyvote.com* or by calling toll free via a touch-tone phone at 1-800-690-6903. Proxies submitted by telephone or over the Internet must be received by 11:59 p.m. Eastern Time on May 8, 2013.

We have also provided you with the exact place and time of the meeting if you wish to attend in person.

The notice and Proxy Statement are first being mailed to our stockholders on or about April 3, 2013.

Sincerely yours,

/s/ Louis J. Belardi

LOUIS J. BELARDI
Secretary

Mount Laurel, New Jersey
April 3, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 9, 2013

This Notice of Annual Meeting and Proxy Statement along with the SL Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2012, (without exhibits) are available on the Internet at: www.proxyvote.com.

SL INDUSTRIES, INC.
520 Fellowship Road
Suite A-114
Mount Laurel, New Jersey 08054
(856) 727-1500

PROXY STATEMENT

Introduction

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of SL Industries, Inc., a New Jersey corporation (the "Company") of proxies in the accompanying form to be used at the Annual Meeting of Shareholders of the Company to be held on May 9, 2013, and any adjournment or postponement thereof (the "Meeting"). This proxy statement, the accompanying form of proxy, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "2012 Annual Report") (without exhibits), is being mailed to shareholders on or about April 3, 2013. The shares represented by the proxies received pursuant to the solicitation made hereby and not revoked will be voted at the Meeting.

Meeting of Shareholders

The Meeting will be held at the offices of Olshan Frome Wolosky LLP, 65 East 55th Street, New York, New York 10022 on May 9, 2013, at 1:00 P.M., Eastern Time.

Record Date and Voting

The Board has fixed the close of business on March 28, 2013, as the record date (the "Record Date") for the determination of holders of outstanding shares of the Company entitled to notice of and to vote on all matters presented at the Meeting. Such shareholders will be entitled to one vote for each share held on each matter submitted to a vote at the Meeting. You may vote in person at the Meeting or by proxy. You also have the option of voting your proxy via the Internet at www.proxyvote.com or by calling toll free via a touch-tone phone at 1-800-690-6903. Proxies submitted by telephone or over the Internet must be received by 11:59 p.m. Eastern Time on May 8, 2013. If you vote via the Internet, you will need to follow the instructions on your proxy card and the website. If you vote by telephone, you will need to follow the instructions on your proxy card and the recorded telephone instructions. You may incur telephone and Internet access charges when you vote by telephone or via the Internet. On the Record Date, there were approximately 4,139,051 shares of the Company's common stock, $0.20 par value per share (the "Common Stock"), issued and outstanding, each of which is entitled to one vote on each matter to be voted upon.

Purposes of the Meeting

The purposes of the Meeting are to vote upon: (i) the election of five (5) directors to serve until the next annual meeting in 2014, or until their successors have been duly elected and qualified (Proposal 1), (ii) a non-binding advisory resolution to approve the compensation of the Company's named executive officers, the proxy card gives you the ability to approve, or disapprove, or abstain from voting (Proposal 2), (iii) a non-binding resolution to determine the frequency with which shareholders of the Company shall be entitled to have an advisory vote on the compensation of the Company's named executive officers, the proxy card gives you the ability to select every 1 year, every 2 years, every 3 years, or abstain from voting (Proposal 3), (iv) changing the Company's state of incorporation from New Jersey to Delaware though a migratory merger with a wholly owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger between the Company and the wholly owned subsidiary (the "Migratory Merger") (Proposal 4), (v) the ratification of Grant Thornton LLP as the Company's independent accountants for the fiscal year ending December 31, 2013 (Proposal 5) and (vi) such other business as may properly come before the Meeting.

Quorum and Required Vote

Under the By-Laws of the Company, the presence of a quorum is required for each matter to be acted upon at the Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum for the purpose of acting on the matters referred to in the Notice of Annual Meeting of Shareholders accompanying this proxy statement and any other proposals that may properly come before the Meeting. Broker non-votes and abstentions will be counted only for the purpose of determining whether a quorum is present at the Meeting. Broker non-votes occur when a broker returns a proxy but does not have the authority to vote on particular proposals.

The director nominees receiving a plurality of the votes cast during the Meeting will be elected to fill the seats of the Board (Proposal 1). The non-binding advisory resolution approving the compensation of the Company's named executive officers (Proposals 2), requires the affirmative vote of a majority of the votes cast for approval. To approve the non-binding resolution to determine the frequency with which shareholders of the Company will be entitled to have an advisory vote on the compensation of the Company's named executive officers (Proposal 3), the option that receives the most votes (a plurality) will be the option deemed chosen by the Company's shareholders. To approve the Migratory Merger, the affirmative vote of the holders of 75% or more of the outstanding Common Stock is required for approval (Proposal 4). To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal 2013 (Proposal 5), the affirmative vote of a majority of the votes cast is required for approval.

Please note that the rules that determine how your broker can vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. You must provide your broker with voting instructions so that your vote will be counted.

Brokers that do not receive instructions from the beneficial owners of shares of Common Stock being voted are not entitled to vote on any proposal at the Meeting other than to ratify the appointment of Grant Thornton LLP as the Company's independent accountants (Proposal 5). Broker non-votes will have no effect on the outcome of the election of directors (Proposal 1), approval of the non-binding advisory resolution to approve the compensation of the Company's named executive officers (Proposal 2), or the approval of a non-binding resolution to determine the frequency with which shareholders of the Company will be entitled to have an advisory vote on the compensation of the Company's named executive officers (Proposal 3). Abstentions and broker non-votes will not be considered a vote cast, but will be considered a vote against the Migratory Merger (Proposal 4).

Proxies

The Board requests your proxy. Giving the Board your proxy means you authorize it to vote your shares at the Meeting in the manner you direct. You may vote "FOR" all, some or none of the director nominees. You may also vote "FOR" or against the other proposal or abstain from voting.

A form of proxy is enclosed that designates persons named therein as proxies to vote shares at the Meeting. Each proxy in that form that is properly signed and received prior to the Meeting will be voted as specified in the proxy or, if not specified, they will be voted in accordance with the Board's recommendations.

The form of proxy accompanying this proxy statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting. As of the date of this proxy statement, management of the Company knows of no such amendment or variation or of any matters expected to come before the Meeting which are not referred to in the accompanying Notice of Annual Meeting of Shareholders.

A shareholder who has given a proxy may revoke it by voting in person at the Meeting, by giving written notice of revocation to the Secretary of the Company or by giving a later dated proxy at any time before voting.

Only holders of Common Stock, their proxy holders, and the Company's invited guests may attend the Meeting. If you wish to attend the Meeting in person but you hold your shares through someone else, such as a broker, you must bring proof of your ownership and identification with a photo at the Meeting. For example, you could bring an account statement showing that you beneficially owned shares of the Common Stock as of March 28, 2013 as acceptable proof of ownership.

Costs of Solicitation

The Company will bear the cost of printing and mailing proxy materials, including the reasonable expenses of brokerage firms and others for forwarding the proxy materials to beneficial owners of Common Stock. In addition to solicitation by mail, solicitation may be made by certain directors, officers and employees of the Company, or firms specializing in solicitation, and may be made in person or by telephone or email. No additional compensation will be paid to any director, officer or employee of the Company for such solicitation. The Company has retained Mackenzie Partners, Inc. to assist the Company in the solicitation of proxies for a fee of $9,000 plus expenses.

Certain Financial Information

Please take note that the Company's 2012 Annual Report is available on the Internet along with the Notice of Annual Meeting and this proxy statement at: www.proxyvote.com.

Any shareholder of the Company may obtain without charge copies of the 2012 Annual Report and this proxy statement, including the Company's certified financial statements and any exhibits, as filed with the SEC, by writing to the Corporate Secretary, SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company has one class of directors, each serving a one-year term. Directors elected at the Meeting will serve until the 2013 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified. The Nominating and Corporate Governance Committee has nominated each of the directors for re-election.

Information with Respect to Nominees and Directors

Set forth below are the names and ages of the nominees for directors and their principal occupations at present and for the past five years. There are, to the knowledge of the Company, no agreements or understandings by which these individuals were so selected. No family relationships exist between any directors or executive officers, as such term is defined in Item 401 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has adopted independence standards for directors that conform to the standards required by the NYSE MKT (formerly, the American Stock Exchange) for listed companies. Based on the Company's director independence standards, the Board has affirmatively determined that Messrs. Schwarz, Gray and Risher are independent.

Name	Age	Current Offices with the Company	Director Since
Avrum Gray(1)(2)(3)	77	Director	2002
Glen M. Kassan(4)	69	Chairman, Director	2002
Warren G. Lichtenstein	47	Director	2010
			2002-2008
			1993-1997
James A. Risher(1)(2)	70	Director	2003
Mark E. Schwarz(1)(2)(3)(4)	52	Director	2002

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating and Corporate Governance Committee.

(4) Member of Executive Committee.

The Company believes that the collective skills, experiences and qualifications of its directors provides the Board with the expertise and experience necessary to advance the interests of the Company's shareholders. While the Board has not established any specific, minimum standards that must be met by each director, it uses a variety of criteria to evaluate directors' qualifications. In addition to the individual attributes of each director described below, the Company believes directors must exhibit the highest standards of professional and personal ethics and values. Directors should also possess a broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value, have no current or potential conflict of interest, devote sufficient time to carry out his/her duties and have the ability to provide insight and practical wisdom based on past experience.

Business Background

The following is a summary of the business experience of each of the persons named above and the primary aspects of their experience, qualifications, attributes or skills that led to the conclusion that each individual is qualified to serve on the Board:

Avrum Gray, age 77, was elected as a director on May 23, 2002. Mr. Gray is the Chairman of G-Bar Limited Partnership, one of the nation's largest independent options trading firms and a leading specialist in computer-based arbitrage activities in the derivative markets, and has held this position since 1982. From 2000 until December 2009, Mr. Gray was a director of Nashua Corporation, a specialty paper, label and printing supplies manufacturer. From 1999 until December 2009, Mr. Gray was a director of the LGL Group, Inc. (formerly the Lynch Corporation), a holding company with subsidiaries engaged in manufacturing and distributing frequency control devices and other equipment. From 2003 to 2009, Mr. Gray was a director of Material Sciences Corporation, a materials solution provider. Mr. Gray is the former Chairman of the Board of Lynch Systems, Inc., a glass press supplier to the television and computer industry, and a former CEO of Alloy Consolidated Industries, a privately held manufacturer of components and devices for the automotive aftermarket. Additionally, Mr. Gray has been Chairman of the Board of Spertus College, as well as a board member of the Illinois Institute of Technology, the Stuart School and a number of philanthropic organizations, including the Jewish Federation of Chicago. As a result of these and other professional experiences, the Company has concluded Mr. Gray is qualified to serve as a director based on his positions of leadership in other public and private companies.

Glen M. Kassan, age 69, was elected as Chairman of the Board on May 14, 2008 and was Vice Chairman of the Board from August 2005 until May 2008. Mr. Kassan has served as a director on the Board since January 2002 and previously served as President of the Company from February 2002 until August 2005, as interim Chief Executive Officer ("CEO") from June 14, 2010 to June 29, 2010, and as interim Chief Financial Officer ("CFO") from June 14, 2010 to August 30, 2010. He is a Managing Director and operating partner of Steel Partners LLC ("Steel Partners"), a subsidiary of Steel Partners Holdings L.P. ("SPH"), a global diversified holding company that owns and operates businesses and has significant interests in leading companies in a variety of industries, including diversified industrial products, energy, defense, banking, insurance, and food products and services. He has been associated with Steel Partners and its affiliates since August 1999. Mr. Kassan served as the Vice President, CFO and Secretary of the predecessor entity of SPH from June 2000 to April 2007. He has served as a director of Handy & Harman Ltd. ("HNH"), a diversified manufacturer of engineered niche industrial products, since July 2005 and as the Vice Chairman of the Board and CEO of HNH from October 2005 to December 2012. He was a director of United Industrial Corporation ("UIC"), a company principally focused on the design, production and support of defense systems, which was acquired by Textron Inc., from October 2002 to November 2007. As a result of these and other professional experiences, including his years of experience and record of success in leadership positions in manufacturing, industrial and other public companies having attributes similar to our Company as well as the expertise he possesses in capital markets and corporate finance, we believe Mr. Kassan is qualified to serve as Chairman of the Board.

Warren G. Lichtenstein, age 47, was elected as a director on March 30, 2010 to fill the vacancy created by the resignation of James R. Henderson. From February 2002 until August 2005, Mr. Lichtenstein served as CEO of the Company. He had previously served as a director (formerly Chairman of the Board) of the Company from January 2002 to May 2008 and from 1993 to 1997. Mr. Lichtenstein served as the Chairman of the Board and CEO of the general partner of SPH from July 2009 to February 2013 and has been the Executive Chairman of SPH since February 2013. He is also the Chairman of the Board and CEO of Steel Partners and has been associated with Steel Partners and its affiliates since 1990. He is a Co-Founder of Steel Partners Japan Strategic Fund (Offshore), L.P., a private investment partnership investing in Japan, and Steel Partners China Access I LP, a private equity partnership investing in China. He also cofounded Steel Partners II, L.P., a private investment partnership that is now a wholly-owned subsidiary of SPH, in 1993. Mr. Lichtenstein has served as a director of GenCorp Inc., a manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008. He has served as a director (currently Chairman of the Board) of Steel Excel Inc., a company whose business consists primarily of capital redeployment and identification of new, profitable operations in the oilfield services, sports, training, education, entertainment and lifestyle businesses, since October 2010. He has also served as Chairman of the Board of HNH since July 2005. He served as a director of the predecessor entity of SPH from 1996 to June 2005, as Chairman and CEO from December 1997 to June 2005 and as President from December 1997 to December 2003. He served as the Chairman of the Board, President and CEO of SP Acquisition Holdings, Inc., a company formed for the purpose of acquiring one or more businesses or assets, from February 2007 until October 2009. Mr. Lichtenstein served as a director (formerly Chairman of the Board) of UIC from May 2001 to November 2007. He served as a director of KT&G Corporation, South Korea's largest tobacco company, from March 2006 to March 2008. He served as a director of Layne Christensen Company, a provider of products and services for the water, mineral and energy markets, from January 2004 to October 2006. As a result of these and other professional experiences, we believe Mr. Lichtenstein is qualified to serve as a member of the Board due to his expertise in corporate finance, his experience in managing private investment funds and his related service as a director of, and advisor to, a diverse group of public companies, including other companies having attributes similar to the Company.

James A. Risher, age 70, was elected as a director on May 29, 2003. Mr. Risher has been the Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies, since 1998. Mr. Risher has served as a director of DGT Holdings Corp. (formerly Del Global Technologies Corp.) ("DGT") since April 2005. He was also the President and CEO of DGT from August 2006 through August 2009. From February 2001 to May 2002, Mr. Risher served as Chairman of the Board and CEO of BlueStar Battery Systems International, Inc. ("BlueStar"), a Canadian public company that is an e-commerce distributor of electrical and electronic products to selected automotive aftermarket segments and targeted industrial markets. BlueStar filed CCAA (a petition for reorganization under Canadian bankruptcy laws) in August 2001, and a plan of reorganization was approved in November 2001. From 1986 to 1998, Mr. Risher served as a director, CEO and President of Exide Electronics Group, Inc. ("Exide"), a global leader in the uninterruptible power supply industry. He also served as Chairman of the Board of Exide from December 1997 to July 1998. Mr. Risher was also a director of Wilhelmina International, Inc. ("Wilhelmina") (formerly New Century Equity Holdings Corp.) from October 2004 until January 2010. As a result of these and other professional experiences, including numerous leadership positions in other public and private companies, as well as his knowledge of the Company and the industries in which it operates, the Company has concluded that Mr. Risher is qualified to serve as a director.

Mark E. Schwarz, age 52, was elected as a director on January 24, 2002. He is the Managing Member of Newcastle Capital Group, L.L.C., the general partner of Newcastle Capital Management, L.P. ("NCM"), and Chairman of the Board, CEO and Portfolio Manager of NCM, which is the general partner of Newcastle Partners, L.P., a private investment firm he founded in 1993. Mr. Schwarz presently serves as Executive Chairman of the Board of Directors of Hallmark Financial Services, Inc. ("Hallmark"), a specialty property and casualty insurer. He was elected Executive Chairman of Hallmark in August 2006. He served as CEO of Hallmark from January 2003 until August 2006, and as President from November 2003 through March 2006. Mr. Schwarz has, since February 2004, served as the Chairman of the Board of Directors of Pizza Inn, Inc., an operator and franchisor of pizza restaurants and has served on its Board of Directors since December 2002. Mr. Schwarz has, since September 2004, served as Chairman of the Board of Directors of Bell Industries, Inc., a company primarily engaged in providing computer systems integration services and has served on its board of directors since 2000. Mr. Schwarz was appointed the CEO of Wilhelmina, a talent representation company, in April 2009 and has served as its Chairman of the Board since June 2004. Mr. Schwarz previously served as Interim Chief Executive Officer of Wilhelmina beginning in October 2007. Mr. Schwarz served as a director of MedQuist, Inc., a provider of clinical documentation workflow solutions in support of electronic health records, from December 2007 to August 2009, and Nashua Corporation, a manufacturer of specialty papers, labels and printing supplies, from 2001 to September 2009. Mr. Schwarz has also served as a director of Vesta Insurance Group, Inc., a holding company for a group of insurance companies, and within the past five years, served as a director of WebFinancial Group, Inc., a holding company with subsidiaries operating in niche banking markets. With nearly 20 years experience as an investment manager and a business executive, Mr. Schwarz brings significant leadership, financial expertise, operational skills and public company board of directors and executive experience to the Board. Through investments made by NCM and its affiliates, Mr. Schwarz has broad and substantial experience analyzing and advising public companies, including with respect to issues such as corporate governance, capital raising, capital allocation and general operational and business strategy, and has been closely involved in the operations of companies across a range of industries in both director and executive capacities. As a result of these and other professional experiences, including his extensive business and investment expertise and broad director experience, the Company has concluded that Mr. Schwarz is qualified to serve as a director.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE UNDER PROPOSAL ONE. PROPERLY AUTHORIZED PROXIES SOLICITED BY THE BOARD WILL BE VOTED "FOR" EACH OF THE NOMINEES UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN.

Executive Officers who are not Directors

William T. Fejes, Jr., age 57, has served as CEO and President of the Company since June 29, 2010. From 2007 until April 2010, Mr. Fejes was the Chief Operating Officer of Seakeeper, Inc., a company that designs, manufactures and markets motion stabilization equipment for boats under 50 meters in length. Prior to joining Seakeeper, Inc., Mr. Fejes was the President and CEO of TB Wood's Corporation ("TB Wood's"), a public company that designs, manufactures and markets industrial power transmission components, with plants in the United States, Mexico and Italy, from 2004 to 2007, and was a director of TB Wood's from 2004 to 2005. Mr. Fejes also held various executive and management roles at Danaher Corporation, a public company that designs, manufactures and markets industrial and consumer products, for 18 years. Since March 2009, Mr. Fejes has served as a director of Broadwind Energy, a public company for which he also serves as the Chairman of the Governance / Nominating Committee and as a member of the Audit Committee. From 2008 to 2010, Mr. Fejes was a Director of Automation Solutions, Inc., a privately held distributor of factory automation equipment.

Louis J. Belardi, age 61, has served as CFO of the Company since August 30, 2010, and as the Company's Secretary and Treasurer since July 2010. Mr. Belardi previously served as the Corporate Controller of the Company from 2004 until August 29, 2010, during which time he was responsible for management of the Company's corporate accounting, SEC reporting functions and Sarbanes Oxley compliance. Prior to joining the Company, Mr. Belardi was a partner in his own management consulting firm that specialized in providing financial consulting to public corporations. Before entering consulting, he was promoted through several financial roles to the position of Vice President Finance and Administration at Aydin Corporation, now part of L-3 Communications. Mr. Belardi started his career at Price Waterhouse and has an MBA in finance.

Director Compensation

Director compensation is more fully described below in the "Director Compensation Table" located in the "Executive Compensation" portion of this proxy statement.

Board Committees and Meetings

The Board met on 10 occasions and acted by written consent on 3 occasions during the year ended December 31, 2012. Each of the directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board; and (ii) the total number of meetings held by all committees of the Board on which he served. There are four committees of the Board: the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Each director is expected to make reasonable efforts to attend Board meetings, meetings of committees of which such director is a member and the Annual Meeting of Shareholders. Two directors attended the 2012 Annual Meeting of Shareholders.

The Board has approximately four regularly scheduled meetings per year. In addition, special meetings of the Board are called from time to time as determined by the needs of the Company's business. The Audit Committee holds meetings on at least a quarterly basis, the Compensation Committee and the Nominating and Corporate Governance Committee meet no less frequently than once a year, and the Independent Directors meet as often as necessary to fulfill their responsibilities, including meeting at least annually in executive session without the presence of non-independent directors and management.

Executive Committee

The Executive Committee has and may exercise all the authority of the Board, except that the Executive Committee cannot make, alter or repeal any By-Law of the Company, elect or appoint any director or remove any officer or director, submit to shareholders any action that requires shareholder approval, or amend or repeal any resolution previously adopted by the Board, which by its terms is amendable or repealable only by the Board. The members of the Executive Committee during 2012 were Glen M. Kassan and Mark E. Schwarz. The Executive Committee did not meet during the fiscal year ended December 31, 2012.

Audit Committee

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee has adopted a written charter, which is available on the Company's website at www.slindustries.com. The adequacy of the charter has been reviewed and assessed by the Audit Committee on an annual basis. The members of the Audit Committee during 2012 were Avrum Gray, James A. Risher, and Mark E. Schwarz, each of whom is independent under the criteria for being "independent" set forth under Section 803(A) of the listing standards of the NYSE MKT. In addition, the Board has determined that Avrum Gray, the Chairman of the Audit Committee and a non-management director, is an audit committee financial expert serving on the Audit Committee. The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee the Company's financial reporting activities. The Audit Committee annually selects independent public accountants to serve as auditors of the Company's books, records and accounts. The Audit Committee reviews the scope of the audits performed by such auditors, the audit reports prepared by them and discusses with the auditors those matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee also reviews and monitors the Company's internal accounting procedures and discusses the Company's Audited Financial Statements with management. A report from the Audit Committee is also included in this proxy statement. A "Report of the Audit Committee" is included in this proxy statement. The Audit Committee met on 8 occasions and acted by written consent on 1 occasion during the fiscal year ended December 31, 2012.

Compensation Committee

The Compensation Committee reviews compensation arrangements and personnel matters. The Compensation Committee has adopted a written charter, which is available on the Company's website at www.slindustries.com. The members of the Compensation Committee during 2012 were James A. Risher, Mark E. Schwarz and Avrum Gray. Each member of the Compensation Committee meets the criteria for being "independent" set forth under Section 803(A) of the listing standards of the NYSE MKT. The Compensation Committee met on 7 occasions during the fiscal year ended December 31, 2012.

At the direction of the Compensation Committee Mr. Fejes retained the Hay Group in 2011 to provide market compensation data and analysis for the directors and executive management of the Company and each of its subsidiaries. In preparing its report to the Compensation Committee, the Hay Group used market data from its Industrial Executive Compensation Report. The Industrial Executive Compensation Report is an annual survey of executive pay practices in the U.S Market and uses data from over 300 companies to provide information on a broad cross-section of industrial companies in the United States. The Hay Group was again retained in 2013 to analyze the market competitiveness of seven executive jobs at the Company and its subsidiaries, including the Chief Executive Officer position. In performing this analysis, the Hay Group used data from an industrial organization sample in Hay Group's 2012 executive compensation survey. The Compensation Committee considers the Hay Group's reports and analysis in structuring its compensation policy for directors and executive officers.

The Hay Group has not provided any services to the Company other than its work for the Compensation Committee. The Compensation Committee has the authority to retain or terminate any consulting firm used to evaluate director, Chief Executive Officer or other executive compensation, and to determine and approve the terms of engagement the fees and costs for such engagements.

The Compensation Committee has the ultimate authority to determine compensation of the Company's executive officers, but may form and delegate authority to subcommittees when appropriate. The Compensation Committee reviews director compensation levels and practices, and recommends, from time to time, changes in such compensation levels and practices to the Board (including retainer, committee chairs' fees, stock options, restricted stock units, and other similar items, as appropriate). The Compensation Committee's procedures for considering and determining executive and director compensation are detailed in the "Executive Compensation" portion in this proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee recommends criteria for service as a director, reviews candidates and recommends appropriate governance practices. The Nominating and Corporate Governance Committee has adopted a written charter, which is available on the Company's website at www.slindustries.com. The members of the Nominating and Corporate Governance Committee during 2012 were Mark E. Schwarz and Avrum Gray. Each member of the Nominating and Corporate Governance Committee meets the criteria for being "independent" set forth under Section 803(A) of the listing standards of the NYSE MKT. The Nominating and Corporate Governance Committee acted by written consent on 1 occasion during the fiscal year ended December 31, 2012.

The Nominating and Corporate Governance Committee considers and makes recommendations to the Board with respect to the size and composition of the Board and identifies potential candidates to serve as directors, to the extent there are vacancies on the Board. The Nominating and Corporate Governance Committee considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management. The Nominating and Corporate Governance Committee also considers shareholder recommendations for director nominees that are properly received in accordance with the Company's By-Laws, and applicable rules and regulations of the Securities and Exchange Commission (the "SEC"). The Nominating and Corporate Governance Committee does not evaluate director candidates recommended by shareholders differently than director candidates recommended by other sources.

In considering Board candidates, members of the Nominating and Corporate Governance Committee take into consideration all factors that it deems appropriate, including, but not limited to, the individual's character, education, experience, knowledge and skills. The Nominating and Corporate Governance Committee will also consider the extent of the individual's experience in business, education or public service, his or her ability to bring a desired range of skills, diverse perspectives and experience to the Board and whether the individual possesses high ethical standards, a strong sense of professionalism and is capable of serving the interests of shareholders. In addition to reviewing a candidate's background and accomplishments, candidates for director nominees are reviewed in the context of the current composition of the Board and the evolving needs of the Company's businesses. It is the policy of the Board that at least a majority of its members meet the standards of independence promulgated by the NYSE MKT and the SEC. Additionally, the Nominating and Corporate Governance Committee will consider the number of boards on which the candidate already serves when assessing whether the candidate has the appropriate time to devote to service on the Board.

Shareholders wishing to bring a nomination for a director candidate prior to a shareholders meeting must give written notice to Louis J. Belardi, Secretary, SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054, either by personal delivery or by United States mail, postage prepaid. The shareholder's notice must be received by the Secretary not later than the close of business on the 120th calendar day prior to the anniversary date on which notice of the prior year's annual meeting was first mailed to shareholders. If the Company did not hold an annual meeting the prior year, such nominations must be received by the Company a reasonable time before the Company begins to print and send its proxy materials, and in no event any later than the close of business on the 60th calendar day prior to the date of the annual meeting. Additional information regarding the eligibility of nominations to be included in a Company's proxy statement is provided herein under the heading "Shareholder Proposals". The shareholder's written notice to the Secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (ii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, the name and address of such shareholder, as they appear on the Company's books. With respect to such beneficial owner, the written notice should also set forth (i) the class and number of shares of the Common Stock that are owned beneficially and of record by such shareholder and such beneficial owner; and (ii) a representation that the shareholder is a holder of record of shares of the Common Stock and intends to appear in person or by proxy at the meeting to propose such business.

The Nominating and Corporate Governance Committee initially evaluates a prospective nominee on the basis of his or her résumé and other background information that has been made available to the Committee. A member of the Nominating and Corporate Governance Committee will contact for further review those candidates who the Committee believes are qualified, who may fulfill a specific Board need, and who would otherwise best make a contribution to the Board. If, after further discussions with the candidate, and other further review and consideration as necessary, the Nominating and Corporate

Governance Committee believes that it has identified a qualified candidate, it will make a recommendation to the Board.

Except as set forth above, the Nominating and Corporate Governance Committee does not have a formal policy regarding the handling or consideration of director candidate recommendations received from a shareholder, or a formal process for identifying and evaluating nominees for directors (including nominees recommended by shareholders).

Board Leadership

The Company currently separates the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting the Company's strategic direction and the day-to-day leadership and performance of the Company, while the Chairman of the Board provides guidance to the CEO and presides over meetings of the full Board. The Company believes that this separation of duties allows the CEO and Chairman to most efficiently use their time and to most effectively fulfill their respective responsibilities, which are critical to the future success of the Company. While the Company's By-Laws and Corporate Governance Guidelines do not require that the CEO and Chairman positions be separate, the Board believes that having separate positions is the appropriate leadership structure for the Company at this time.

Risk Oversight

Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk management oversight role, the Board has the responsibility to satisfy itself that the risk management processes implemented by management are adequate and functioning as designed. As a critical part of this risk management oversight role, the Board encourages full and open communication between management and the Board. The Company's Chairman meets periodically with the CEO and President and other members of management to discuss strategy and risks facing the Company. Senior management attends Board meetings and is available to address any questions or concerns raised by the Board on risk management-related and other matters. The Board periodically receives presentations from senior management on strategic matters involving the Company's operations to enable it to understand the Company's risk identification, risk management and risk mitigation strategies.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in areas of financial risk, internal controls, and compliance with legal and regulatory requirements. The Compensation Committee assists the Board in overseeing risk management in the areas of compensation policies and programs. The Nominating and Corporate Governance Committee assists the Board in overseeing risk management associated with the independence of the Board, Board organization, membership and structure and potential conflicts of interest.

Code of Conduct and Ethics

The Company has adopted a code of conduct and ethics (the "Code") that applies to all of its directors, officers and employees. The Code is reasonably designed to deter wrongdoing and to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by the Company, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code to appropriate persons identified in the Code, and (v) accountability for adherence to the Code. The Code is available on the Company's website at www.slindustries.com. The Code may also be requested in print, without charge, by writing to: Louis J. Belardi, Secretary, SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website at www.slindustries.com.

Procedures for Contacting Directors

The Company has adopted a procedure by which shareholders may send communications to one or more directors by writing to such director(s) or to the whole Board, care of the Corporate Secretary, SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054. Any such communications will be promptly distributed by the Secretary to such individual director(s) or to all directors if addressed to the whole Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership (typically, Forms 3, 4 and/or 5) of such equity securities with the SEC and the NYSE MKT. Such entities are also required by SEC regulations to furnish the Company with copies of all such Section 16(a) reports.

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company, the Company believes that during the fiscal year ended December 31, 2012, its directors and officers, and greater than 10% beneficial owners, have complied with all Section 16(a) filing requirements, except for the inadvertent late filing by Mr. Fejes of one Form 4, reporting one transaction and Mr. Belardi's inadvertent late filing of one Form 4, reporting one transaction.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding ownership of Common Stock, as of March 29, 2013 (except as otherwise noted), by: (i) each person or entity (including such person's or entity's address) who is known by the Company to own beneficially more than five percent of the outstanding Common Stock; (ii) each of the Company's directors and nominees for director who beneficially owns shares of Common Stock; (iii) each of the Company's current Named Executive Officers (as defined under the Executive Compensation section of this proxy statement) who beneficially owns shares of Common Stock; and (iv) all executive officers and directors as a group. The information presented in the table is based upon the most recent filings with the SEC by such persons or upon information otherwise provided by such persons to the Company. Unless otherwise indicated, the address for all of the executive officers, directors and shareholders named below is c/o SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage Owned(2)
GAMCO Investors, Inc. et al One Corporate Center Rye, NY 10580-1435	929,978(3)	22.47
SPH Group Holdings LLC 590 Madison Avenue 32nd Floor	994,840(4)	24.04

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percentage Owned[2]
New York, NY 10022		
Wellington Management Company, LLP Wellington Trust Company, NA 75 State Street Boston, MA 02109	351,651[5]	8.50
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	246,069 [6]	5.95
Warren G. Lichtenstein	9,620[7]	*
Glen M. Kassan	11,000[8]	*
Mark E. Schwarz	4,001[9]	*
Avrum Gray	36,578[10]	*
James A. Risher	4,000 [11]	*
William T. Fejes, Jr.	37,000 [12]	*
Louis J. Belardi	16,666[13]	*
All Directors and Executive Officers as a Group	118,865[14]	2.84%

* Less than one percent (1%).

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, shares are deemed to be beneficially owned by a person or entity if such person or entity has or shares the power to vote or dispose of the shares, whether or not such person or entity has any economic interest in such shares. Except as otherwise indicated, and subject to community property laws where applicable, the persons and entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person or entity holding such option or warrant, but are not deemed outstanding for purposes of computing the percentage ownership of any other person or entity.

(2) Based upon 4,139,051 shares outstanding as of March 29, 2013.

(3) Based upon a Schedule 13D/A Amendment No. 49 filed on July 9, 2012 (the "Gamco Filing") with the SEC by Mario J. Gabelli ("Mario Gabelli") and various entities that he directly or indirectly controls or for which he acts as chief investment officer. These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional

and individual clients, including registered investment companies and pension plans, and as general partner or equivalent of various private investment partnerships or private funds. Certain of these entities may also make investments for their own accounts. The Gamco Filing was filed by one or more of the following persons: GGCP, Inc. ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV") and Mario Gabelli (the "Reporting Persons").

GGCP makes investments for its own account and is the manager and member of GGCP Holdings which is the controlling shareholder of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GSI may purchase or sell securities for its own account. GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund, L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P. and Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Exchange Act, which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The GAMCO Vertumnus Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust by Gabelli, The GAMCO Natural Resources Gold & Income Trust by Gabelli, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Green Fund, Inc., and The Gabelli Healthcare & Wellness Rx Trust, (collectively, the "Funds"), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Strategic Value and GAMCO Merger Arbitrage), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The GAMCO Westwood Mighty Mites Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood SmallCap Equity Fund. MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario Gabelli is the general partner of Gabelli Performance Partnership, LP. The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation. Mario Gabelli is the controlling stockholder, CEO and a director of GGCP and Chairman and CEO of GBL. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton. MJG-IV is a family partnership in which Mario Gabelli is the general partner. Mario Gabelli has less than a 100% interest in MJG-IV. MJG-IV makes investments for its own account. Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.

The aggregate number of securities to which Gamco Filing relates includes the following shares deemed to be owned beneficially by the following: 95,032 shares held by Gabelli Funds, 575,180 shares held by GAMCO, 258,566 shares held by Teton Advisors and 1,200 shares held by the Foundation. The foregoing persons do not admit to constituting a group within the meaning of Section 13(d) of the Exchange Act. Mario Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of Gabelli Funds, GAMCO, Teton Advisors and Foundation. GBL and GGCP are deemed to have beneficial ownership of the securities owned beneficially by each of Gabelli Funds, GAMCO and Teton Advisors.

Each of the Reporting Persons and "Covered Persons" listed in the Gamco Filing has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 8,500 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

GBL, GAMCO and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.

(4) Based on a Form 4 filed by SPH Group Holdings LLC on November 23, 2012, filed jointly by Steel Partners Holdings L.P. ("Steel Holdings"), SPH Group LLC ("SPHG"), SPH Group Holdings LLC ("SPHG Holdings") and Steel Partners Holdings GP Inc. ("Steel Holdings GP"). Shares owned directly by SPHG Holdings, and owned indirectly by SPHG by virtue of it being the sole member of SPHG Holdings, by Steel Holdings by virtue of its ownership of 99% of the membership interests of SPHG, and by Steel Holdings GP by virtue of it being the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Holdings, SPHG and Steel Holdings GP disclaim beneficial ownership of the shares owned by SPHG Holdings except to the extent of their pecuniary interest therein.

The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(5) Based upon the separate Schedule 13G/A Amendment No. 3 filings made on February 14, 2013 with the SEC by Wellington Management Company, LLP ("Wellington Management") and Wellington Trust Company, NA ("Wellington Trust"), these shares are owned by various clients for whom Wellington Management and/or Wellington Trust serve as an investment advisor. No such client of Wellington Management or Wellington Trust is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares in an amount greater than five percent of the outstanding shares, except for Wellington Trust. Wellington Management and Wellington Trust, in their respective capacities as investment advisers, may be deemed to beneficially own the 351,651 shares, which are held of record by such clients. Wellington Management and Wellington Trust each have shared voting and dispositive power with respect to the 351,651 shares.

(6) Based upon the Schedule 13G filed on February 11, 2013 with the SEC by Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. Dimensional Fund Advisors LP furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of the Company that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. However, all securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Dimensional, the interest of any one such Fund does not exceed 5% of the class of securities. Dimensional Fund Advisors LP disclaims beneficial ownership of all such securities.

(7) Includes (i) 6,620 shares beneficially owned, and (ii) 3,000 shares of restricted stock granted on April 2, 2012. The shares of restricted stock vest on the earlier of one year from the date of grant or upon Mr. Lichtenstein ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, Mr. Lichtenstein does not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of restricted stock, but Mr. Lichtenstein does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

(8) Includes (i) 1,000 shares beneficially owned, and (ii) 10,000 shares of restricted stock granted on April 2, 2012. The shares of restricted stock vest on the earlier of one year from the date of grant or upon Mr. Kassan ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, Mr. Kassan does not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of restricted stock, but Mr. Kassan does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

(9) Includes (i) 1,001 share beneficially owned, and (ii) 3,000 shares of restricted stock granted on April 2, 2012. The shares of restricted stock vest on the earlier of one year from the date of grant or upon Mr. Schwarz ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, Mr. Schwarz does not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of restricted stock, but Mr. Schwarz does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

(10) Includes (i) 13,400 shares held by 1993 GF Limited Partnership, in which the general partner is a corporation owned solely by Mr. Gray; (ii) 5,800 shares held by AVG Limited Partnership, in which Mr. Gray is a general partner; (iii) 14,378 shares beneficially owned; and (iv) 3,000 shares of restricted stock granted on April 2, 2012. Mr. Gray disclaims beneficial ownership of shares held by GF Limited Partnership and AVG Limited Partnership. The shares of restricted stock vest on the earlier of one year from the date of grant or upon Mr. Gray ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, Mr. Gray does not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of restricted stock, but Mr. Gray does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

(11) Includes (i) 1,000 shares beneficially owned and (ii) 3,000 shares of restricted stock granted on April 2, 2012. The shares of restricted stock vest on the earlier of one year from the date of grant or upon Mr. Risher ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, Mr. Risher does not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of the shares of restricted stock, but Mr. Risher does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

(12) Represents outstanding options to purchase 37,000 shares that either are exercisable or will become exercisable within 60 days.

(13) Represents outstanding options to purchase 16,666 shares that either are exercisable or will become exercisable within 60 days.

(14) Includes outstanding options held by directors and executive officers to purchase 53,666 shares that either are exercisable or will become exercisable within 60 days and 22,000 shares of restricted stock granted on April 2, 2012. The shares of restricted stock vest on the earlier of one year from the date of grant or upon the recipient ending his continuous service as a director of the Company. Until such time as the shares of restricted stock are vested, the restricted stock cannot be sold, transferred, pledged, hypothecated or otherwise disposed of, but the holder of the restricted stock does otherwise have all the rights and status as stockholder with respect to the shares of restricted stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation for each of the named executive officers (collectively, the "NEOs" or "Named Executive Officers") for fiscal years 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
William T. Fejes Jr. Chief Executive Officer and President	2012	400,000	109,998	241,595	83,306	834,899
	2011	350,000	96,255	151,916	9,070	607,241
Louis J. Belardi Chief Financial Officer, Treasurer and Secretary	2012	240,000	48,006	60,588	61,817	410,411
	2011	215,000	42,987	94,102	27,135	379,224

(1) On February 17, 2012, Mr. Fejes and Mr. Belardi were granted Restricted Stock Units ("RSUs") under the Company's 2012 Long Term Incentive Plan ("2012 LTIP"). Each RSU represents a contingent right to receive one share of the Company's common stock. The RSUs, or a portion thereof, vest upon the satisfaction of specified performance targets, to be determined by March 15, 2015, based upon the audited financial statements for 2012 through 2014, subject to the conditions and requirements in the RSU grant letter. The amounts shown represent the aggregate grant date fair value of RSUs granted during 2012 (if target performance conditions are achieved), as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), and do not represent the actual values that will be realized by the NEOs. The total grant date fair value of the awards if the target performance conditions are achieved over the three year period are $109,998, or 6,111 shares, for Mr. Fejes and $48,006, or 2,667 shares, for Mr. Belardi. The total grant date fair value of the awards if the maximum performance conditions are achieved over the three year period are $165,000, or 9,167 shares, for Mr. Fejes and $72,000, or 4,000 shares, for Mr. Belardi. For additional information, see the terms of the 2012 LTIP which are described in greater detail in this proxy statement under the heading "Performance-Based Incentives."

(2) Non-Equity Incentive Plan Compensation is composed entirely of incentive bonuses. In 2012, the incentive bonuses were awarded under (i) the Short Term Incentive Plan earned in fiscal 2012 and paid in 2013 (the "2012 STIP"), as applicable, and (ii) the 2010 Long Term Incentive Plan ("2010 LTIP"), which was deemed earned at the conclusion of the last fiscal year covered by the 2010 LTIP (fiscal 2012) and paid in 2013. In 2011, the incentive bonuses were awarded under (i) the Short Term Incentive Plan earned in fiscal 2011 and paid in 2012 (the "2011 STIP"), as applicable, and (ii) the 2009 Long Term Incentive Plan ("2009 LTIP"), which was deemed earned at the conclusion of the last fiscal year covered by the 2009 LTIP (fiscal 2011) and paid in 2012.

These amounts represent discretionary performance bonuses earned during fiscal years 2012 and 2011. In 2012, Mr. Fejes and Mr. Belardi did not earn the 2012 STIP portion of their bonus since the minimum financial factor component of the 2012 STIP was not achieved. For additional information, see the terms of the incentive bonus plans which are described in greater detail in this proxy statement under the heading "Performance-Based Incentives."

(3) The amounts reported in the All Other Compensation column for fiscal 2012 include: (1) Mr. Fejes' $7,500 deferred compensation match expense under the Company's 401(k) plan, and $1,806 premiums paid by the Company for group term life insurance; and (2) Mr. Belardi's $18,213 car expense reimbursement, $7,500 deferred compensation match expense under the Company's 401(k) plan, and $2,772 premiums paid by the Company for group term life insurance. In addition, on November 26, 2012, the Board of Directors of the Company approved the payment of cash bonuses to optionholders, including the named executive officers, holding in-the-money, vested options. As a result, Mr. Fejes received $74,000 and Mr. Belardi received $33,332.

Narrative Disclosure to Summary Compensation Table

The compensation paid to Messrs. Fejes and Belardi for 2012 includes salary, stock awards, non-equity incentive compensation and certain other compensation detailed above. The non-equity incentive compensation column does not include any payments under the 2012 LTIP or the Company's 2011 Long Term Incentive Plan ("2011 LTIP") because these amounts are not deemed earned until the conclusion of the last fiscal year covered by such plans. The non-equity incentive compensation column includes payments of $241,595 to Mr. Fejes and $60,588 to Mr. Belardi under the 2010 LTIP because fiscal 2012 was the last fiscal year covered by 2010 LTIP. The non-equity incentive compensation column does not include payments to Messrs. Fejes and Belardi under the 2012 STIP since the minimum financial factor component of the 2012 STIP was not achieved.

The compensation paid to Messrs. Fejes and Belardi for 2011 includes salary, stock awards, non-equity incentive compensation and certain other compensation detailed above. The non-equity incentive compensation column does not include any payments under the 2011 LTIP or the 2010 LTIP because these amounts are not deemed earned until the conclusion of the last fiscal year covered by such plans. The non-equity incentive compensation column includes payment of $20,039 to Mr. Belardi under the 2009 LTIP because fiscal 2011 was the last fiscal year covered by 2009 LTIP. The non-equity incentive compensation column also includes payments to Messrs. Fejes and Belardi under the 2011 STIP.

In 2012, salaries and bonuses accounted for approximately 87% of total compensation for the Company's principal executive officer, Mr. Fejes, while equity based awards (RSUs) accounted for approximately 13% of total compensation for the Company's principal executive. In 2012, salaries and bonuses accounted for approximately 88% of total compensation for the Company's principal financial officer, Mr. Belardi, while equity based awards (RSUs) accounted for approximately 12% of total compensation for the Company's principal financial officer. The terms of employment and other agreements are described in greater detail below.

In 2011, salaries and bonuses accounted for approximately 84% of total compensation for the Company's principal executive officer, Mr. Fejes, while equity based awards (RSUs) accounted for approximately 16% of total compensation for the Company's principal executive. In 2011, salaries and bonuses accounted for approximately 89% of total compensation for the Company's principal financial officer, Mr. Belardi, while equity based awards (RSUs) accounted for approximately 11% of total compensation for the Company's principal financial officer. The terms of employment and other agreements are described in greater detail below

Equity Based Awards

In the past, the Compensation Committee has provided long term incentive compensation in the form of stock options, where appropriate, as compensation for the Company's executive officers, including the NEOs. At the present time, the Company's 2008 Plan is the only option plan in effect. The Company granted options to the NEOs during the year ended December 31, 2010. No stock options were granted to NEOs during the years ended December 31, 2012 and December 31, 2011.

On February 17, 2012, Mr. Fejes was granted a maximum of 9,167 RSUs, and Mr. Belardi was granted a maximum of 4,000 RSUs under the 2012 LTIP. Each RSU represents a contingent right to receive one share of the Company's common stock. The RSUs, or a portion thereof, vest upon the satisfaction of specified 2012 LTIP performance targets, to be determined by March 15, 2015 based upon the audited financial statements for 2012 through 2014, subject to the conditions and requirements in the RSU grant letter. The total grant date fair value of the awards if the target performance conditions are achieved over the three year period are $109,998, or 6,111 shares, for Mr. Fejes and $48,006, or 2,667 shares, for Mr. Belardi. The total grant date fair value of the awards if the maximum performance conditions are achieved over the three year period are $165,000, or 9,167 shares, for Mr. Fejes and $72,000, or 4,000 shares, for Mr. Belardi. For additional information, see the terms of the 2012 LTIP which are described in greater detail in this proxy statement under the heading "Performance-Based Incentives."

On June 9, 2011, Mr. Fejes was granted a maximum of 6,277 RSUs, and Mr. Belardi was granted a maximum of 2,804 RSUs under the 2011 LTIP. Each RSU represents a contingent right to receive one share of the Company's common stock. The RSUs, or a portion thereof, vest upon the satisfaction of specified 2011 LTIP performance targets, to be determined by March 15, 2014 based upon the audited financial statements for 2011 through 2013, subject to the conditions and requirements in the RSU grant letter. The total grant date fair value of the awards if the target performance conditions are achieved over the three year period are $96,255, or 4,185 shares, for Mr. Fejes and $42,987, or 1,869 shares, for Mr. Belardi. The total grant date fair value of the awards if the maximum performance conditions are achieved over the three year period are $144,371, or 6,277 shares, for Mr. Fejes and $64,492, or 2,804 shares, for Mr. Belardi.

Outstanding Equity Awards at Fiscal Year

		Option Awards				**Stock Awards**		
Name	**Option Vest Date[(1)]**	**Number of securities underlying unexercised options (#) exercisable**	**Number of securities underlying unexercised options (#) unexercisable**	**Option exercise price ($)**	**Option expiration date**	**Stock Award Vesting Date[(2)]**	**Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)[(3)]**	**Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[(4)]**
William T Fejes Jr.	6/29/2011	4,000	-	11.75	6/28/2017	12/31/2013	4,185	75,330
	6/29/2012	33,000	-	11.75	6/28/2017	12/31/2014	6,111	109,998
	6/29/2013	-	33,000	11.75	6/28/2017	-	-	-

Louis J. Belardi	8/30/2011	8,333	-	12.50	8/29/2017	12/31/2013	1,869	33,642
	8/30/2012	8,333	-	12.50	8/29/2017	12/31/2014	2,667	48,006
	8/30/2013	-	8,334	12.50	8/29/2017	-	-	-

(1) This column sets forth the individual vesting dates for each tranche of stock options.

(2) This column sets forth the individual vesting dates for each tranche of stock awards.

(3) Represents performance-based RSUs to be earned as a result of the Company's performance under the 2012 LTP and 2011 LTIP. For additional information, see the terms of the 2012 LTIP and 2011 LTIP which are described in greater detail in this proxy statement under the heading "Performance-Based Incentives."

(4) The market value of RSUs was determined by multiplying the number of unearned shares by the closing price of the Company's common stock of $18.00 on December 31, 2012, as reported by NYSE MKT.

Performance-Based Incentives

2012 Bonus Plan

The 2012 Bonus Plan provides incentives to officers and members of management of the Company and its subsidiaries, including certain of the Company's executive officers, in the form of equity grants and cash bonus payments for achieving certain performance goals established for them. The Compensation Committee established two components for the 2012 Bonus Plan. The first component of the 2012 Bonus Plan is a short-term incentive plan (the 2012 STIP) and the second component is a long-term incentive plan (the 2012 LTIP). The structure of the 2012 Bonus Plan was designed to provide short-term incentives to participants for achieving annual targets, while also motivating and rewarding eligible participants for achieving longer-term growth goals.

An employee must be employed on the date the Compensation Committee approves bonuses in order to be eligible to receive a payment under the short-term and long-term incentive plans, unless otherwise determined at the absolute discretion of the Compensation Committee. As of December 31, 2012, the participants in the 2012 Bonus Plan who are NEOs were William T. Fejes, Jr., the Company's President and CEO, and Louis J. Belardi, the Company's CFO. Under the 2012 Bonus Plan, Mr. Fejes may earn a maximum bonus of 150% of base salary and Mr. Belardi may earn a maximum bonus of 108.75% of base salary. The maximum payout (LTIP + STIP) in any year is limited to 7.5% of the Company's pre-bonus EBITDA ("PBEBITDA") from continuing operations (pre-bonus earnings from continuing operations before interest, taxes, depreciation and amortization).

a. 2012 Short-Term Incentive Plan Awards

The 2012 STIP component of the 2012 Bonus Plan consists of two components. The first component is based on the achievement of pre-determined individual objectives and the second component is a financial factor component common to all executives. The financial factor component is based on achieving target working capital turns (annual sales divided by working capital (defined as the averages of monthly accounts receivable plus net inventory less accounts payable)) ("WCT") and a target PBEBITDA. Based on the determination of the objectives under the two components for each of the Company's divisions and its corporate office, the maximum percentage of base salary that may be earned by the participants ranges from 18.75% to 67.50%. STIP bonuses that are earned will be paid in 2013. No STIP bonus will be paid if the WCT or PBEBITDA is below 80% of the WCT or PBEBITDA target or if the pre-determined individual objectives are not met. Under the 2012 STIP, Mr. Fejes and Mr. Belardi did not received a bonus payment since the minimum financial factor component of the 2012 STIP was not achieved.

b. 2012 Long-Term Incentive Plan Awards

The Company maintains a long-term incentive plan based on the achievement of certain sales and return on invested capital ("ROIC") targets by each of the Company's divisions and the corporate office over the three fiscal years beginning in 2012. The sales and ROIC targets, also referred to as the Long Term Financial Factor (the "LTFF"), were established by the Board prior to the adoption of the 2012 Plan. An employee must be employed on the date the Compensation Committee approves bonuses for the last year of the three year period in order to be eligible to receive a payment under a long term incentive plan, unless otherwise determined at the absolute discretion of the Compensation Committee.

The 2012 LTIP component of the 2012 Bonus Plan is based on the achievement of the LTFF targets over the three-year period ending on December 31, 2014. Based on the determination of these objectives, the maximum percentage of base salary that may be earned by the participants ranges from 18.75% to 82.50%. Half of 2012 LTIP bonuses earned will be paid in cash at the conclusion of the 2014 fiscal year and the other half of the 2012 LTIP bonuses are paid through the granting of RSUs that vest upon the satisfaction of specified performance targets, to be determined by March 15, 2015 based upon the Company's audited financial statements for 2012 through 2014, subject to the conditions and requirements in the applicable RSU grant letter. Grants of the RSUs under the 2012 LTIP are made in 2012. No bonus will be paid under 2012 LTIP if either the ROIC or sales component of the LTFF is below 80% of the respective targets.

The 2012 LTIP runs concurrently with the 2011 LTIP and the 2010 LTIP. The 2012 LTIP, 2011 LTIP, and the 2010 LTIP cover the three-year periods ending on December 31, 2014, December 31, 2013 and December 31, 2012, respectively. Each long term incentive plan contains different targets.

Payments under each of the 2012 LTIP, 2011 LTIP and 2010 LTIP can only be deemed earned at the conclusion of the last fiscal year covered by such plans. Mr. Fejes received a bonus payment of $241,595 under the 2010 LTIP, which was paid on March 15, 2013. Mr. Belardi received a bonus payment of $60,588 under the 2010 LTIP, which was paid on March 15, 2013. These payments are reflected in the non-equity incentive compensation column of the summary compensation table.

Perquisites and All Other Compensation

The Company provides the opportunity for its NEOs and other executives to receive certain perquisites and general health and welfare benefits. For the year ended December 31, 2012, the Company provided the following personal benefits and perquisites to its NEOs: health and dental insurance, life and disability insurance, and a match under the Company's 401(k) plan. The Company's CFO also received car expense reimbursement. In addition, on November 26, 2012, the Board of Directors of the Company approved the payment of cash bonuses to optionholders, including the named executive officers, holding in-the-money, vested options. As a result, Mr. Fejes received $74,000 and Mr. Belardi received $33,332. These amounts are included in the All Other Compensation column of the Executive Summary Compensation Table.

Employment and Other Agreements

In connection with Mr. Fejes' appointment as the Company's President and CEO, the Company entered into an Employment Agreement with Mr. Fejes, effective June 29, 2010 (the "Fejes Employment Agreement") which provides for an initial term of one year subject to automatic one year renewals thereafter unless the agreement is terminated in accordance with its terms. Under the terms of the Fejes Employment Agreement, Mr. Fejes was entitled to receive an initial annual base salary of $350,000 and was eligible for an annual bonus of up to 100% of his base salary, to be composed of a short term incentive portion and a long term incentive portion, at the sole discretion of the Board. As of December 31, 2012, Mr. Fejes' compensation included: an annual base salary of $400,000 and eligibility for an annual bonus of up to 150% of his base salary, to be composed of a short term incentive portion and a long term incentive portion, at the sole discretion of the Board.

Mr. Fejes also received an option to purchase 100,000 shares of the Company's Common Stock at fair market value with three year vesting pursuant to the Company's 2008 Plan in 2010. Mr. Fejes is also eligible to participate in future grants pursuant to the 2008 Plan and other Company performance incentive plans extended to senior executives and the Company's medical and other employee benefit programs, if any, that are provided by the Company to its employees generally, as provided in the Fejes Employment Agreement. Upon Mr. Fejes' termination, under certain circumstances and conditions, he shall receive severance payments including up to one year base salary and unpaid bonus, as well as certain benefits described below under the heading "Potential Payments Upon Termination Or Change in Control."

Mr. Belardi is not party to a written employment agreement, but in connection with Mr. Belardi's appointment as the Company's CFO, the Compensation Committee of the Board approved the terms of Mr. Belardi's compensation. As of December 31, 2012, Mr. Belardi's compensation included: an annual base salary at $240,000 and eligibility for an annual bonus of up to 112.5% of his base salary to be composed of a short term incentive portion and a long term incentive portion at the sole discretion of the Board. In 2010, Mr. Belardi received an option to purchase 25,000 shares of the Company's common stock granted at fair market value pursuant to the Company's 2008 Plan. The options vest over three years pursuant to an option grant letter agreement dated September 2, 2010, setting forth certain terms of the option grant.

The Company also provides the opportunity for Mr. Belardi to be protected under the terms of a change in control agreement, which is described below under the heading "Potential Payments Upon Termination Or Change in Control."

Potential Payments Upon Termination Or Change in Control

The Company provides the opportunity for Messrs. Fejes and Belardi to be protected under certain termination and/or change in control provisions. The Company provides these protections in order to attract and retain an appropriate caliber of talent for these positions. The Compensation Committee believes that the use of such protections are an essential element of executive compensation and assist the Company in recruiting and retaining talented executives.

Under the terms of the Fejes Employment Agreement, if Mr. Fejes' employment is terminated, at his or the Company's election at any time due to his death or disability, due to the expiration or non-renewal of the Fejes Employment Agreement prior to his 65th birthday, or for reasons other than cause or voluntary resignation, Mr. Fejes is entitled to receive the certain accrued obligations (accrued vacation, expenses, etc.) and, provided he executes a general release, severance payments and benefits equal to: (i) one (1) year of his base salary; (ii) reimbursement for the premium associated with one (1) year continuation of health insurance coverage pursuant to COBRA, (iii) immediate vesting of any options that are scheduled to vest within one year of the date of termination of employment; (iv) unpaid bonuses with respect to the fiscal year ending on or preceding the date of termination, if any, provided Mr. Fejes is employed on December 31 of that year and the bonus plan is in full force and effect; and (v) unpaid bonus through the termination or resignation date, if any, or, if the full bonus has not been earned, a pro-rata portion of such bonus, pursuant to the terms of the Bonus Plan. If Mr. Fejes' employment was terminated as of December 31, 2012 and he was eligible to receive the severance payments, options and benefits described above, such payments, options and benefits would equal approximately $870,492. The value of stock options included in this amount has been calculated as the difference between the exercise price of the options and closing price of the Company's common stock on December 31, 2012, multiplied by the number of options vesting as a result of the above described termination.

On August 31, 2010, the Company entered into a Change-In-Control Agreement with Mr. Belardi. Pursuant to the Change-In-Control Agreement, Mr. Belardi will receive a payment equal to one times his annual salary in the event his employment is terminated without cause or if he terminates such employment for good reason within one year of a change in control of the Company or the execution of a definitive agreement contemplating a change in control of the Company, whichever is later. The Change-In-Control Agreement has a term of seven years. If Mr. Belardi's employment was terminated as of December 31, 2012 and he was eligible to receive the severance payments and benefits described above, such payments and benefits would equal approximately $240,000.

Director Compensation

The following table summarizes compensation that the Company's directors earned during 2012 for services as members of the Board.

Name	Fees Earned or Paid in Cash[1] ($)	Stock awards[2] ($)	All Other Compensation ($)[3]	Total[4] ($)
Glen M. Kassan - Chairman	131,250	195,700	20,000	346,950
Avrum Gray	97,250	58,710	6,000	161,960
Warren G. Lichtenstein	70,000	58,710	6,000	134,710
James A. Risher	93,500	58,710	6,000	158,210
Mark E. Schwarz	88,750	58,710	6,000	153,460

(1) During fiscal 2012, directors, other than the Chairman of the Board, received the following fees:

- $120,000 annual retainer fee for the Chairman of the Board.
- $60,000 annual retainer fee for each director, other than the Chairman of the Board;
- $1,500 quarterly retainer fee for the chairman of each committee, other than the audit committee;
- $2,500 quarterly retainer fee for the chairman of the audit committee;
- $1,250 for each Board meeting attended; and
- $1,000 for each committee meeting attended.

(2) On April 2, 2012, the Company granted each Director, except the Chairman, 3,000 shares of restricted stock in accordance with the 2008 Plan and subject to the terms and conditions of the 2008 Plan and a Restricted Shares Agreement between the Company and the recipient. The Chairman was granted 10,000 shares of restricted stock in accordance with the 2008 Plan and subject to the terms and conditions of the 2008 Plan and a Restricted Shares Agreement between the Company and the recipient. The shares of restricted stock vest on the earlier of one year from the date of grant or upon the recipient ending his continuous service as a director of the Company. The amounts shown represent the aggregate grant date fair value of the restricted stock awards to Directors in fiscal 2012 computed in accordance with FASB ASC Topic 718.

(3) On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share. The dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. As a result, each Director,

except the Chairman, received $6,000 based on 3,000 shares of restricted stock that were granted during 2012. The Chairman received $20,000 based on 10,000 shares of restricted stock that were granted during 2012.

(4) No option awards were granted to Directors during fiscal 2012. At December 31, 2012, there were no outstanding stock option awards held by non-employee directors.

Limitation On Liability And Indemnification Matters

The Company's By-Laws and Articles of Incorporation provide for indemnification of its directors and officers to the fullest extent permitted by New Jersey Law.

Directors' And Officers' Insurance

The Company currently maintains a directors' and officers' liability insurance policy that provides its directors and officers with liability coverage relating to certain potential liabilities.

Certain Relationships And Related Transactions

Although not in writing, the Board engages in discussions regarding related party transactions reflecting its understanding of policies and procedures, which gives the Board the power to approve or disapprove potential related party transactions of directors and executive officers, their immediate family members and entities where they hold a 5% or greater beneficial ownership interest. The Board is charged with reviewing all relevant facts and circumstances of a related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. Each member of the Audit Committee meets the criteria for being "independent" under Section 803(A) of the listing standards of the NYSE MKT. During the fiscal year ended December 31, 2012, the Committee met on 8 occasions.

In discharging its responsibility for oversight of the audit process, the Audit Committee obtained from the independent auditors, Grant Thornton LLP, a formal written statement describing any relationships between the auditors and the Company that might bear on the auditors' independence consistent with the Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with the auditors any relationships that might impact the auditors' objectivity and independence and satisfied itself as to the auditors' independence.

The Committee discussed and reviewed with the independent auditors the communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the independent auditors' examination of the financial statements for the fiscal year ended December 31, 2012.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2012, with management and the independent auditors. Management has the responsibility for preparation of the Company's financial statements and the independent auditors have the responsibility for examination of those statements.

Based upon the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

AUDIT COMMITTEE
Avrum Gray
James A. Risher
Mark E. Schwarz

PROPOSAL 2:

ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") added Section 14A to the Exchange Act, which requires public companies to hold advisory (non-binding) votes on executive compensation. Pursuant to the requirements applicable to the Company under the Dodd-Frank Act and Section 14A of the Exchange Act, the Board of Directors is asking shareholders to cast an advisory vote approving the named executive officer compensation as described in this proxy statement.

The advisory vote on executive compensation is a non-binding vote on the compensation of the Company's Named Executive Officers, as described in the Executive Compensation section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in this proxy statement. The advisory vote on executive compensation is not a vote on the Company's general compensation policies or compensation of the Company's Board of Directors. The Dodd-Frank Act requires the Company to hold the advisory vote on executive compensation at least once every three years.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholder to vote "FOR" the following resolution at the Meeting:

> **RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Summary Compensation Tables, and the related compensation tables, notes and narrative disclosure set forth in this annual meeting proxy statement is, on an advisory basis, hereby APPROVED.**

Approval of this PROPOSAL 2 requires the affirmative vote of the holders of the majority of the shares present, in person or by proxy, and entitled to vote on this PROPOSAL 2. Although this advisory vote is not binding on the Compensation Committee or the Board of Directors, the Compensation Committee will carefully consider the outcome of the vote and take into consideration concerns raised by shareholders when determining future compensation arrangements.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2. PROPERLY AUTHORIZED PROXIES SOLICITED BY THE BOARD WILL BE VOTED "FOR" THIS PROPOSAL UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN.

PROPOSAL 3:

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

Pursuant to the requirements applicable to the Company under the Dodd-Frank Act and Section 14A of the Exchange Act, the Board of Directors is also asking shareholders to cast an advisory vote on the frequency with which the Company's shareholders shall have the advisory vote on compensation of our Named Executive Officers provided for in PROPOSAL 2 in this proxy statement. By voting on this PROPOSAL 3, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation every 1 year, every 2 years, or every 3 years.

The advisory vote on the frequency of the say-on-pay vote is a non-binding vote as to how often the say-on-pay vote should occur: every 1 year, every 2 years, or every 3 years. In addition, shareholders may abstain from voting. The Dodd-Frank Act requires the Company to hold the advisory vote on the frequency of the say-on-pay vote at least once every six years.

After careful consideration, our Board of Directors has determined that an advisory vote on executive compensation that occurs every year (annual frequency) is the most appropriate alternative for the Company, and therefore our Board of Directors recommends that you vote for "every year" as the frequency for future advisory votes on executive compensation.

Shareholders are being asked to vote, on an advisory basis, on the following resolution to indicate their preferred voting frequency (every 1 year, every 2 years, every 3 years, or abstain from voting):

RESOLVED, that the option of every 1 year, every 2 years, or every 3 years that receives a plurality of the votes cast at the Annual Meeting of Shareholders by shareholders voting will be determined to be the preferred frequency of the shareholders with which SL Industries, Inc. is to hold a stockholder vote to approve, on an advisory basis, the compensation of its named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules.

The option of every 1 year, every 2 years, or every 3 years that receives a plurality of the votes cast at the Meeting by shareholders voting on PROPOSAL 3 will be the frequency for the advisory vote on the compensation of the Company's named executive officers that has been selected by shareholders. The advisory vote will not be binding on the Board of Directors. While the Board will carefully consider the outcome of the vote, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE TO CONDUCT FUTURE ADVISORY VOTES ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS EVERY 1 YEAR. PROPERLY AUTHORIZED PROXIES SOLICITED BY THE BOARD WILL BE VOTED FOR THE ALTERNATIVE OF EVERY "1 YEAR" UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN.

PROPOSAL 4

TO CHANGE OUR STATE OF INCORPORATION FROM NEW JERSEY TO DELAWARE

On March 20, 2013, the Board voted unanimously to approve changing the Company's state of incorporation from New Jersey to Delaware though a migratory merger with a wholly owned subsidiary of the Company ("NewCo") incorporated in Delaware (the "Migratory Merger"). NewCo would be the surviving entity in the merger with the Company and will assume all assets and liabilities of the Company. In various contexts, migratory mergers are also referred to as "change in domicile" or as a "reincorporation". If consummated, the Migratory Merger will be effected pursuant to an agreement and plan of merger between the Company and NewCo, a copy of a form plan of merger is attached hereto in Appendix A (the "Agreement and Plan of Merger"). Copies of the Amended and Restated Certificate of Incorporation ("Delaware Certificate") and By-Laws ("Delaware By-Laws") that will serve as NewCo's certificate of incorporation and by-laws following the Migratory Merger, are attached to the Agreement and Plan of Merger as Exhibits A and B, respectively.

The proposed Migratory Merger, if consummated, will effect a change in the legal domicile of the Company and other changes of a legal nature, the most significant of which are described below. However, the Migratory Merger will not result in any change in the Company's business, management, location of its principal executive offices, assets, liabilities or net worth (other than as a result of the costs incident to the Migratory Merger, which are immaterial). It is expected that the Company's Common Stock will continue to trade without interruption on the NYSE MKT.

In addition to being subject to approval at the Meeting, consummation of the Migratory Merger is also subject to (a) obtaining the consents required under the Company's senior revolving credit facility, dated August 9, 2012 (the "2012 Credit Facility") by and among the Company and its subsidiaries, and PNC Bank, National Association and other financial institutions party thereto, and (b) receiving authorization from NYSE MKT following the filing of a Listing of Additional Shares Application. The Board retains discretion to abandon the merger, even after this proposal is approved and the requisite consents are obtained.

Migratory Merger

Under the General Corporation Law of the State of Delaware (the "DGCL" or "Delaware Law") and the New Jersey Business Corporation Act (the "NJBCA" or "New Jersey Law"), when the Migratory Merger takes effect:

- the Company, a New Jersey corporation, merges into NewCo, a Delaware corporation, and the separate existence of the Company ceases;
- the title to all real estate and other property owned by the Company and NewCo is vested in NewCo as the surviving entity, without reversion or impairment;
- NewCo, as the surviving entity, has all of the liabilities of each other constituent entity;
- a proceeding pending for or against any constituent entity may be continued as if the Migratory Merger had not occurred or the surviving entity may be substituted in the proceeding for the entity whose existence has ceased;

- the stockholders' interests of the Company that are to be converted into stockholders' interests, obligations or other securities of NewCo are converted, and the former holders of the stockholders' interests are entitled only to the rights, if any, provided in the Certificate of Merger, Articles of Merger or, if any those created pursuant to Sections 14A:11-1 to 14A:11-3, inclusive, of the NJBCA and Section 262 of the DGCL dealing with dissenter's rights described below under the heading "Dissent Rights of the Company's Stockholders";

- on the effective date of the Migratory Merger, the Company will be deemed incorporated under the DGCL and will be governed by the Delaware Certificate and Delaware By-Laws attached to the Agreement and Plan of Merger;

- the NewCo Board will consist of those persons presently serving on the Company's Board, and the current executive officers of the Company will serve as the executive officers of NewCo, and

- each issued and outstanding share of Common Stock of the Company will be automatically converted into one share of common stock of NewCo and each outstanding share of common stock of NewCo held by the Company shall be automatically retired and canceled.

NewCo

NewCo, a wholly-owned subsidiary of the Company under the name SL Industries, Inc., which will be the surviving corporation in the Migratory Merger, was incorporated under the DGCL on March 20, 2013 exclusively for the purpose of merging with the Company and does not have any business operations.

NewCo has one share of common stock issued and outstanding held by the Company, with only minimal capital. The terms of the Migratory Merger provide that the currently issued one share of common stock of NewCo held by the Company will be cancelled. As a result, following the Migratory Merger the Company's current stockholders will be the only stockholders of the newly merged corporation.

The Restated Certificate of Incorporation (the "Current Certificate") and By-Laws (the "Current By-Laws") of the Company and the current Certificate of Incorporation and current By-Laws of NewCo are available for inspection by our stockholders by appointment, during regular business hours, at the Company's principal offices located at 520 Fellowship Road, Suite A114, Mt. Laurel, NJ 08054 telephone (856) 727-1500. The current Certificate of Incorporation of NewCo, authorizes NewCo to issue 100 shares of common stock, $0.20 par value, and 100 shares of preferred stock, without par value, but is otherwise identical to the Delaware Certificate that is attached to this proxy statement as Exhibit A to Appendix A. Prior to the Migratory Merger, the current Certificate of Incorporation of NewCo will be amended and restated to increase the number of authorized shares and be in the form of the Delaware Certificate. The By-Laws of Newco (the Delaware By-Laws) are attached to this proxy statement as Exhibit B to Appendix A.

The Agreement and Plan of Merger

The Agreement and Plan of Merger provides that the Company will merge with and into NewCo, with NewCo being the surviving corporation. NewCo will assume all assets and liabilities of the Company.

Filing of the Articles of Merger

The Company intends to file the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of the State of New Jersey if and when this proposal is approved at the Meeting, subject to (a) obtaining consents required under the 2012 Credit Facility, (b) receiving authorization from NYSE MKT following the filing of a Listing of Additional Shares Application, and (c) the Board retaining discretion to abandon the merger, even after this proposal is approved and the requisite consents are obtained, as described below under "Principal Features of the Change of Domicile."

Our Board of Directors will determine when to file Certificate of Merger and Articles of Merger to effectuate the Migratory Merger, but may do so no later than the record date of our next annual meeting of shareholders.

Dissent Rights of the Company's Stockholders

The Company's shareholders do not have the right to dissent to the Migratory Merger under Sections 14A:11-1 to 14A:11-3 of the NJBCA because the Company's Common Stock is listed on a national securities exchange.

Principal Reasons for the Change of Domicile

The Board believes that the change of domicile will give the Company a greater measure of flexibility and simplicity in corporate governance than is available under New Jersey Law and provide greater clarity and predictability with respect to the Company's corporate legal affairs.

The State of Delaware is recognized for adopting comprehensive modern and flexible corporate laws which are periodically revised to respond to the changing legal and business needs of corporations. For this reason, many major corporations have initially incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to that proposed by the Company. Consequently, the Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed construing Delaware Law. Delaware corporate law, accordingly, has been, and is likely to continue to be, interpreted in many significant judicial decisions, a fact which may provide greater clarity and predictability with respect to the Company's corporate legal affairs. For these reasons, the Board believes that the Company's business and affairs can be conducted to better advantage if the Company is able to operate under Delaware Law. See "Material Differences in Shareholders Rights" at page 34.

Principal Features of the Change of Domicile

The change of domicile will be effected by the merger of the Company, a New Jersey corporation, with and into, NewCo, a wholly-owned subsidiary of the Company named "SL Industries, Inc." that was incorporated on March 20, 2013 under the DGCL for the purpose of effecting the change of domicile. The change of domicile will become effective upon the filing of the requisite merger documents in Delaware and New Jersey, which filings will occur on the effective date of the Migratory Merger. Following the Migratory Merger, NewCo will be the surviving corporation and will operate under the name "SL Industries, Inc."

On the effective date of the Migratory Merger, (i) each issued and outstanding share of Common Stock of the Company, $.20 par value, will be automatically converted into one share of common stock of NewCo, $.20 par value ("Delaware Common Stock"), and (ii) each outstanding share of Delaware Common

Stock held by the Company shall be automatically retired and canceled and shall resume the status of authorized and unissued Delaware Common Stock.

In the event the Migratory Merger is consummated, the daily business operations of NewCo will continue as they are presently conducted by the Company, at the Company's principal executive offices at SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054. Prior to the Migratory Merger, the current Certificate of Incorporation of NewCo will be amended and restated to provide that the authorized capital stock of NewCo consist of 25,000,000 shares of common stock, par value $.20 per share (Delaware Common Stock) and 6,000,000 shares of preferred stock, without par value ("Delaware Preferred Stock"). The Delaware Preferred Stock will be issuable in series by action of the NewCo board of directors. The NewCo board of directors will be authorized, without further action by the stockholders, to fix the designations, powers, preferences and other rights and the qualifications, limitations or restrictions of the unissued Delaware Preferred Stock including shares of Delaware Preferred Stock having preferences and other terms that might discourage takeover attempts by third parties, provide preferred dividends and preference in the case of dissolution, among other things.

Upon consummation of the Migratory Merger, the NewCo board of directors will consist of those persons serving on the Board at the time of the Migratory Merger. Those persons serving as executive officers of the Company at the time of the Migratory Merger will serve as executive officers of NewCo upon consummation of the Migratory Merger.

Pursuant to the terms of the Agreement and Plan of Merger, the Migratory Merger may be abandoned by the Board and NewCo at any time prior to the effective date of the Migratory Merger (which may not occur later than the record date of the next annual meeting). In addition, the Board may amend the Agreement and Plan of Merger at any time prior to the effective date of the Migratory Merger, provided that any amendment made may not, without approval by the stockholders of the Company, alter or change the amount or kind of Delaware Common Stock to be received in exchange for or on conversion of all or any of the Common Stock, alter or change any term of the Delaware Certificate or alter or change any of the terms and conditions of the Agreement and Plan of Merger if such alteration or change would adversely affect the holders of Common Stock.

Exchange of Share Certificates

As soon as practicable on or after the Migratory Merger, the Company's stockholders of record immediately prior to the change of domicile will be sent detailed instructions concerning the procedures to be followed for submission of certificates representing Common Stock to the Company's transfer agent, American Stock Transfer & Trust Company, together with a form of letter of transmittal to be sent to the transfer agent at the time such certificates are submitted.

Our transfer agent will deliver to any holder who has submitted a duly completed and executed letter of transmittal and certificate(s) representing Common Stock, a certificate issued by the Company representing an equal number of shares of Delaware Common Stock into which such shares of the Common Stock were converted.

Failure by a stockholder to return appropriate letter of transmittals or to surrender certificates representing Common Stock will not affect such person's rights as a stockholder, as such stockholder's certificates representing Common Stock following the Migratory Merger will represent the number of shares of Delaware Common Stock into which such Common Stock was converted pursuant to the terms of the Migratory Merger.

Capitalization

The authorized capital of the Company, on the Record Date, consisted of (a) 25,000,000 shares of Common Stock, $.20 par value per share, of which 4,139,051 shares of Common Stock were outstanding and (b) 6,000,000 shares of preferred stock, without par value, none of which are currently outstanding. The authorized capital of NewCo under its current Certificate of Incorporation is 100 shares of common stock, $0.20 par value, and 100 shares of preferred stock, without par value. Prior to the Migratory Merger, the Certificate of Incorporation of NewCo will be amended and restated to be in the form of the Delaware Certificate under which the authorized capital of NewCo (and the Company following the Migratory Merger), will consist of 25,000,000 shares of common stock, $.20 par value per share, and 6,000,000 shares of preferred stock, without par value.

The NewCo board of directors may in the future authorize, without further stockholder approval, the issuance of such shares of Delaware Common Stock or Delaware Preferred Stock to such persons and for such consideration upon such terms as the NewCo board of directors determines. Such issuance could result in a significant dilution of the voting rights and, possibly, the stockholders' equity, of then existing stockholders.

There are no present plans, understandings or agreements involving, and the Company is not engaged in any negotiations that will involve, the issuance of the Delaware Preferred Stock to be authorized. However, the NewCo board of directors believes it prudent to have shares of Delaware Preferred Stock available for such corporate purposes as the NewCo board of directors may from time to time deem necessary and advisable including, without limitation, acquisitions, the raising of additional capital and assurance of flexibility of action in the future.

Federal Tax Consequences

The following is a discussion of certain federal income tax considerations that may be relevant to holders of Common Stock who receive Delaware Common Stock as a result of the proposed change of domicile. No state, local, or foreign tax consequences are addressed herein.

This discussion does not address the state, local, federal or foreign income tax consequences of the change of domicile that may be relevant to particular stockholders, such as dealers in securities, or Company stockholders who exercise dissenters' rights. In view of the varying nature of such tax considerations, each stockholder is urged to consult his own tax adviser as to the specific tax consequences of the proposed change of domicile, including the applicability of federal, state, local, or foreign tax laws. Subject to the limitations, qualifications and exceptions described herein, and assuming the change of domicile qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the following federal income tax consequences generally should result:

- No gain or loss should be recognized by the stockholders of the Company upon conversion of their Common Stock into Delaware Common Stock pursuant to the change of domicile;

- The aggregate tax basis of the Delaware Common Stock received by each stockholder of the Company in the change of domicile should be equal to the aggregate tax basis of Common Stock converted in exchange therefor;

- The holding period of Delaware Common Stock received by each stockholder of the Company in the change of domicile should include the period during which the stockholder held his Common Stock converted therefor, provided such Common Stock is held by the stockholder as a capital asset on the effective date of the change of domicile; and

- The Company should not recognize gain or loss for federal income tax purposes as a result of the change of domicile.

The Company has not requested a ruling from the Internal Revenue Service or an opinion of counsel with respect to the federal income tax consequences of the change of domicile under the Code. The Company believes the change of domicile will constitute a tax-free reorganization under Section 368(a) of the Code, inasmuch as Section 368(a)(1)(F) of the Code defines a reorganization as a mere change in identity, form, or place of organization of the Company.

Material Differences in Shareholder Rights

The rights of our shareholders are currently governed by New Jersey Law, the Current Certificate, and the Current By-Laws. If this proposal is approved and the Migratory Merger consummated, the rights of our shareholders will be governed by Delaware Law, the Delaware Certificate, and the Delaware By-Laws.

The material difference between shareholder rights under the Delaware Certificate and the Current Certificate, is that under the Current Certificate shareholders have certain voting and approval rights in connection with various business transactions that, in addition to certain shareholder rights and anti-takeover provisions codified under New Jersey Law, are intended to delay or discourage takeover attempts and certain other business transactions. The New Jersey anti-takeover provisions and the shareholder voting rights granted under New Jersey Law are summarized in the table below under "Anti-Takeover Provisions" at page 39.

Under the Delaware Certificate, the rights of shareholders to vote and approve business transactions are those granted under Delaware Law. Unlike the Current Certificate, the Delaware Certificate includes a provision pursuant to NewCo has elected to not be governed by the Delaware anti-takeover statute, which is summarized in the table below under "Anti-Takeover Provisions" at page 39.

<u>Comparison of Certain Charter Document Provisions</u>

Under the Current Certificate, shareholders have certain voting rights in connection with various business combinations that are intended to delay or discourage attempts to acquire the Company. These provisions provide that the affirmative vote of either (a) not less than two-thirds (2/3) of the votes cast by the holders of the outstanding Common Stock or (b) seventy-five (75) percent of the Common Stock outstanding is required to approve certain transactions that do not otherwise qualify under the Current Certificate for approval by a majority of the votes cast.

These voting thresholds are in addition to those required by New Jersey Law. Under the Current Certificate, if a proposed business combination is not approved by at least two-thirds of the directors, the affirmative vote of holders of not less than two-thirds of the votes cast is required to authorize: (i) the adoption any agreement for, or to approve, the merger or consolidation of the Company with or into any other corporation, (ii) the sale, transfer, or exchange of all or substantially all of the assets of the Company; and (iii) the adoption any plan for the dissolution of the Company. The Current Certificate also provides that if the following "interested stockholder" transactions are not approved by a majority of disinterested directors or do not meet certain price, form and procedural requirements, the affirmative vote of holders of at least seventy-five percent (75%) of the Company's outstanding common stock to authorize:

(i) any merger or consolidation of the Company or any subsidiary with certain interested shareholders or certain other transactions with interested shareholders;

(ii) the issuance or transfer by the Company or any subsidiary of any securities of the corporation or any subsidiary to any interested shareholder or affiliate of any interested shareholder;

(iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder or affiliate of any interested shareholder; and

(iv) the reclassification of securities, or recapitalization of the Company, or any merger or consolidation of the corporation with any of its subsidiaries or any other transaction which has the effect, directly, or indirectly, of increasing the proportionate share of the outstanding common shares or convertible securities of the Company or any subsidiary which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

Under the Current Certificate the affirmative vote of the holders of 75% or more of the outstanding common stock of the Company is required to alter, amend or repeal, or adopt any provisions inconsistent with these provisions governing shareholder approval of certain business transactions. Under the Delaware Law and the Delaware Certificate, approval of the above described business transactions will require approval by holders of a majority of the voting power of the outstanding stock of the Company entitled to vote thereon.

In addition to differences in shareholder voting rights described above, there are a number of other material differences between the Current Certificate and By-Laws and the Delaware Certificate and By-Laws that are described below. Other than these material differences, the Current Certificate and By-Laws, and the Delaware Certificate and By-Laws are similar, but for certain clarifying and ministerial changes. Many of these differences are due to differences between New Jersey Law and Delaware Law, which are noted in the table below under the heading "*Comparison of Certain New Jersey Law and Delaware Law Provisions.*"

This summary does not purport to be a complete description of the charter documents of the Company and NewCo, or of all of the differences between such charter documents. Further, this summary is qualified in its entirety by reference to (a) the Current Certificate, (b) the Current By-Laws, (c) the Delaware Certificate attached to this proxy statement as Exhibit A to Appendix A and (d) the Delaware By-Laws attached to this proxy statement as Exhibit B to Appendix A.

Comparison of Certain New Jersey Law and Delaware Law Provisions

Although it is impracticable to compare all of the aspects in which New Jersey Law and Delaware Law differ, the following discussion and table summarizes the material differences between your current rights under New Jersey Law and the rights you will have under Delaware Law if this proposal is adopted. The table also summarizes certain differences and notes certain similarities between the Current Certificate and By-Laws and the Delaware Certificate and By-Laws, as they relate to your rights under New Jersey Law and Delaware Law.

	Delaware	New Jersey
Removal of Directors	Where a corporation does not have a classified board of directors, Delaware Law provides that unless the corporation's certificate of incorporation provides otherwise, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the votes then entitled to vote on the election of directors. Under Delaware Law, where there is a classified board of directors, any director may be removed only for cause, unless the corporation's certificate of incorporation provides otherwise.	New Jersey Law allows shareholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote.
Special Meeting of Shareholders	Under Delaware Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation's certificate of incorporation or by-laws. *Under the Delaware By-Laws, a special meetings of the Stockholders may be called by the Chairman, the President, the Board of Directors, or by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.*	Under New Jersey Law, holders of at least 10% of the shares of a corporation entitled to vote may apply to the New Jersey Superior Court to request that a special meeting of shareholders be called for good cause shown. At such a meeting, the shareholders present in person or by proxy and having voting powers will constitute a quorum for the transaction of business as may be designated in the order of the court. *The Current By-Laws give (a) the Company's Chairman, President and Board of Directors the power to call such a meeting, and (b) Shareholders the power to call a special meeting as provided by the statute described above.*
Notice of Special Meetings	Under Delaware Law, the written notice of the special meeting must set forth the purpose or purposes for which the meeting is called.	New Jersey Law requires that the written notice of any shareholder meeting specify the purpose or purposes of the meeting.
Notice of Stockholder Meetings	Under Delaware Law, the notice of the annual meeting is not required to state the purpose or purposes of the annual meeting. *The Current By-Laws require that the*	New Jersey Law requires that the written notice of any annual meeting specify the purpose or purposes of the meeting. Therefore, business conducted at an annual shareholder meeting is limited to the business

	notice (a) include the time, place and purpose or purposes of every meeting of Stockholders (b) be given not less than thirty (30) nor more than sixty (60) days before the date of the meeting and (c) be delivered either personally or by mail, or by such other means permitted by the DGCL. *The Delaware By-Laws also provide that if the adjournment of a Stockholder meeting is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.*	specified in the meeting notice. *The Current By-Laws require that the notice (a) include the time, place and purpose or purposes of every meeting of Stockholders (b) be given not less than thirty (30) nor more than sixty (60) days before the date of the meeting and (c) be delivered either personally or by mail.*
Stockholder or Shareholder Action Without a Meeting	Delaware Law provides that, except as otherwise stated in the certificate of incorporation, stockholders may act by written consent without a meeting. *The Delaware By-Laws permit stockholders to take action without a meeting.*	New Jersey Law provides that, except as otherwise stated in the certificate of incorporation, shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize a permitted or required action at a meeting at which all shareholders entitled to vote were present and voting may act by written consent without a meeting, except in regard to the annual election of directors, which may be by written consent only if unanimous. Also, under New Jersey Law, if the action gives rise to dissenters' rights, the board of directors must fix a date for the tabulation of consents. *The Current By-Laws permit shareholders to take action without a meeting.*
Amendments to Certificate of Incorporation	Delaware Law generally provides that amendments to a certificate of incorporation must be approved by the board of directors and then adopted by the vote of a majority of the outstanding voting power entitled to vote thereon, unless the certificate of incorporation requires a greater vote. *The Delaware Certificate provides the NewCo reserves the right to amend, alter or repeal any provision contained*	New Jersey Law provides that a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired so long as the amendment contains only such provisions as might lawfully be contained in an original certificate of incorporation filed at the time of making such amendment. Amendments to a certificate of incorporation must be approved by the board of directors and then adopted by

	in the certificate of incorporation, in the manner prescribed by statute, and all rights conferred upon stockholders in the Delaware Certificate are granted subject to this reservation.	the vote of a majority of the outstanding voting power entitled to vote thereon. However, if a corporation was organized prior to January 1, 1969, the amendment requires the affirmative vote of 2/3 of the shareholders entitled to vote. A corporation organized prior to January 1, 1969 may adopt the majority voting requirement by amending its certificate of organization (for which it would need a 2/3 vote). *The Current Certificate provides the Company reserves the right to amend, alter or repeal any provision contained in the certificate of incorporation, in the manner prescribed by statute, and all rights conferred upon stockholders in the Current Certificate are granted subject to this reservation.* *Any amendment to the business combination approval provisions described above under the heading "Comparison of Certain Charter Document Provisions" requires the affirmative vote of the holders of 75% or more of the Company's outstanding common stock.*
Amendments to By-Laws	Under Delaware Law, stockholders of a corporation entitled to vote and, if so provided in the certificate of incorporation, the directors of the corporation, each have the power, separately, to adopt, amend and repeal the by-laws of a corporation. *Under the Delaware Certificate, the Board is permitted to amend, alter or repeal the By-Laws.* *The Delaware By-Laws provide that in addition to the Board's power to amend, alter or repeal the By-Laws, the stockholders have the power to make new By-Laws and to alter and repeal By-Laws made by the Board.*	Under New Jersey Law, the initial by-laws of a corporation are adopted by the board of directors at its organization meeting. Thereafter, the board of directors has the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board of directors may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them may not be altered or repealed by the board of directors. Whenever any amendment to the by-laws, other than as regards the election of directors, is to be taken by vote of the shareholders, it must be authorized by a majority of the votes

		cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or New Jersey Law. *Under the Current Certificate, the Board is permitted to make, alter and amend the By-Laws.* *The Current By-Laws provide that in addition to the Board's power to make, alter and amend the By-Laws, the shareholders have the power to make new By-Laws and to alter and repeal By-Laws made by the Board.*
Anti-Takeover Provisions	Delaware Law provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation, thereby becoming an "interested stockholder", that person may not engage in certain transactions, including mergers, with the corporation for a period of three years unless one of the following exceptions applies: (i) the board of directors approved the acquisition of stock or the transaction prior to the time that the person became an interested stockholder; (ii) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect not to be governed by this provision of Delaware Law. *NewCo has in the Delaware Certificate elected not to be governed by this provision of Delaware Law.*	New Jersey Law restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey with its principal executive offices or significant business operations located in New Jersey (a "resident domestic corporation") may not engage in a "business combination" with an "interested shareholder" for a period of five years following the interested shareholder's becoming such unless the business combination is approved by the board of directors prior to the stock acquisition date. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An interested shareholder is generally a shareholder owning at least 10% of the voting power of a corporation's outstanding shares. In addition to the five year restriction described above, a resident domestic corporation may not engage in a business combination with the interested shareholder other than (i) a business combination approved by the board of directors prior to the interested shareholders stock acquisition date, (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not

		beneficially owned by such interested shareholder at a meeting for such purpose or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder from the date the entity became an interested shareholder. A resident domestic corporation may not opt out of the foregoing provisions. *In addition to the forgoing provisions under New Jersey Law, the Current Certificate includes additional shareholder voting rights related to various business combinations that are intended to delay or discourage attempts to acquire the Company. These provisions are described above under the section titled "Comparison of Certain Charter Document Provisions."*
Appraisal Rights	Under Delaware Law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions. Delaware Law does not confer appraisal rights to stockholders if the corporation's shares are: • listed on a national securities exchange; • held of record by more than 2,000 holders; or • shares of the corporation surviving or resulting from the merger or consolidation if the merger did not require the vote of the stockholders of	Under New Jersey Law, appraisal rights are available in connection with (i) a merger or consolidation to which the corporation is a party, (ii) any sale, lease or exchange or other disposition of all or substantially all of a corporation's assets other than in the usual and regular course of business or (iii) an acquisition of some or all of the outstanding shares or assets of a legal entity, either directly or through a subsidiary, in exchange for the corporation's shares (a "share exchange") if, as a result of the share exchange, the number of voting or participating shares issued in connection with the share exchange, when combined with shares already outstanding, would exceed by more than 40 percent the number of those shares outstanding immediately before the share exchange, unless an

	the surviving or resulting corporation for the approval of the merger under Delaware Law. Even if these exceptions to appraisal rights apply, the holders of such shares will have appraisal rights if they are required to accept in the merger any consideration in exchange for such shares other than: • shares of stock of the corporation surviving or resulting from the merger or consolidation; • shares of stock of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders; • cash in lieu of fractional shares; or • any combination of the foregoing. The certificate of incorporation of a Delaware corporation may provide appraisal rights for stockholders upon an amendment to a corporation's certificate of incorporation, any merger in which the corporation is a constituent or a sale of all or substantially all of the assets of the corporation.	exception applies. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have appraisal rights even in cases where the exceptions to the availability of appraisal rights discussed below exist. New Jersey Law does not confer appraisal rights to stockholders in connection with: • A merger or consolidation in which the corporation is a party if the merger does not require shareholder approval. Under New Jersey Law shareholder approval for a merger or consolidation is required if the merger amends the certificate of incorporation, affects the outstanding shares of the surviving corporation or, if the number of voting or participating shares issued in connection with the merger or consolidation, when combined with shares already outstanding, would exceed by more than 40 percent the number of those shares outstanding immediately before the merger. • The merger of the corporation into a wholly owned subsidiary if certain conditions are met. • (1) A merger or consolidation in which the corporation is a party or (2) a share exchange if: (a) the shares held by the corporation's shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders or (b) in the case of a merger or consolidation, the corporation's shareholders will receive (i) cash, (ii) shares, obligations or other securities that will either be listed on a national securities exchange or held of record by not less than 1,000 holders or (iii) a combination thereof. • A sale, lease, exchange or other disposition of all or substantially all of

		a corporation's assets if the shares held by the corporation's shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders. • A dissolution transaction in which substantially all of a corporation's net assets are to be distributed to its shareholders within one year after the date of the transaction, so long as the transaction is wholly for cash, shares, obligations or other securities which will be listed on a national securities exchange or held of record by not less than 1,000 holders or a combination thereof.
Directors' and Officers' Liability and Indemnification	Delaware Law provides that, subject to certain limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and (ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware Law also permits a corporation to indemnify any person	New Jersey Law permits a domestic corporation to eliminate the liability of directors or officers to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the person of an improper personal benefit. In this context, an act or omission in breach of a director or officer's duty of loyalty is defined as an act or omission which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest. New Jersey Law provides that a domestic corporation may indemnify a corporate agent (generally defined as any person who is or was a director, officer, employee or agent of the corporation or of any constituent corporation absorbed by the corporation in a consolidation or

	who is made a party to any third-party action, suit or proceeding on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper. To the extent that a current or former director or officer is successful on the merits or otherwise in the defense of such an action, suit or proceeding, the corporation is required by Delaware Law to indemnify such person for expenses actually and reasonably incurred thereby. The indemnification and advancement of expenses provided by Delaware Law do not exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Delaware Law also provides that rights to indemnification shall not be amended out of the corporation's charter documents after the indemnifiable act or omission occurs unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or	merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the corporation or the legal representative of any such director, officer, trustee, employee or agent) against such person's expenses and liabilities in connection with any proceeding involving the corporate agent by reason of being or having been such a corporate agent (other than a proceeding by or in the right of the corporation) if the corporate agent (i) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. New Jersey Law also permits indemnification of a corporate agent against expenses incurred in connection with a derivative action or suit which involves the corporate agent, if the corporate agent acted in good faith and in a manner the corporate agent reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be provided in respect of any claim, issue or matter as to which the corporate agent is adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey (or the court in which the proceeding was brought) determines upon application that the corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. New Jersey Law requires a corporation to indemnify a corporate agent for such corporate agent's expenses to the extent that such

	omission has occurred Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified. *In addition to specific indemnification provisions also included in the Current Certificate and By-Laws, the Delaware Certificate and By-Laws limit or eliminate the liability of Directors and the officers of the Company to the fullest extent permitted by Delaware Law.* *The Delaware Certificate also provides that indemnification of Directors and Officers, employees and agents for actions taken while holding such offices, continues after they cease to hold such offices.*	corporate agent has been successful on the merits or otherwise in any proceeding referred to above, or in defense of any claim, issue or matter therein. Except as required by the previous sentence, no indemnification may be made or expenses advanced, and none may be ordered by a court, if such indemnification or advancement would be inconsistent with (i) a provision of the corporation's certificate of incorporation, (ii) its by-laws, (iii) a resolution of the board of directors or of the corporation's shareholders, (iv) an agreement to which the corporation is a party or (v) other proper corporate action in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled. The indemnification and advancement of expenses permitted by New Jersey Law do not exclude any other rights to which the corporate agent may be entitled under a provision of the corporation's certificate of incorporation, its by-laws, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted if a judgment or other final adjudication adverse to the corporate agent establishes that the corporate agent's acts or omissions (i) were in breach of his duty of loyalty to the corporation or its shareholders, (ii) were not in good faith or involving a knowing violation of law or (iii) resulted in receipt by the corporate agent of an improper personal benefit. Expenses incurred by a corporate agent in any proceeding may be paid in advance of the final disposition of such proceeding as authorized by the board of directors upon receipt of an

		undertaking by or on behalf of the corporate agent to repay such amount if it is ultimately determined that the corporate agent is not entitled to be so indemnified. *In addition to specific indemnification provisions also included in the Delaware Certificate and By-Laws, the Current Certificate and By-Laws limit or eliminate the liability of Directors and officers of the Company to the fullest extent permitted by New Jersey Law.*
Filling of Vacancies on the Board of Directors	Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Under Delaware Law, if there are no directors in office, then any officer or any stockholder or executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the corporation's certificate of incorporation or by-laws or may apply to the Court of Chancery for a decree summarily ordering an election. *Under the Delaware By-Laws any directorship not filled at the annual meeting of stockholders and any vacancy, however caused, including vacancies resulting from an increase in the number of directors, occurring in the Board may be filled by the affirmative vote of a majority of the remaining Directors even though less than a quorum of the Board or by a sole remaining Director. A Director so elected by the Board shall hold office*	Unless otherwise provided in the certificate of incorporation or the by-laws, any directorship not filled at the annual meeting, any vacancy, however caused, occurring in the board, and newly created directorships resulting from an increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. A director so elected by the board shall hold office until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified. Under New Jersey Law, if there are no directors in office, any shareholder or the executor or administrator of a deceased shareholder may call a special meeting of shareholders for the election of directors and, over his own signature, shall give notice of said meeting in accordance with New Jersey Law. *Under the Current By-Laws any directorship not filled at the annual meeting of shareholders and any vacancy, however caused, including vacancies resulting from an increase in the number of directors, occurring in the Board may be filled by the affirmative vote of a majority of the*

	until his successor shall have been elected and qualified.	*remaining Directors even though less than a quorum of the Board or by a sole remaining Director. A Director so elected by the Board shall hold office until his successor shall have been elected and qualified.*
Preemptive Rights	Under Delaware Law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation. *The Delaware Certificate provides that no stockholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized or any bonds, debentures or other securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board to such persons and on such terms as in its discretion it shall deem advisable.*	Under New Jersey Law, shareholders of corporations organized prior to January 1, 1969 have preemptive rights unless the certificate of incorporation provides otherwise. *The Current Certificate provides that no shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized or any bonds, debentures or other securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.*
Dividends	Delaware Law generally provides that, subject to certain restrictions, the directors of every corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. *The Delaware By-Laws provide (a) that the NewCo Board may declare and pay dividends upon the outstanding shares of the NewCo from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Delaware Certificate, and (b) before payment of any dividend there may be set aside sum or sums as the Directors from time to time in their absolute*	New Jersey Law generally provides that a corporation may pay dividends unless (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than its total liabilities. *The Current By-Laws provide (a) that the Board may declare and pay dividends upon the outstanding shares of the Company from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Current Certificate, and (b) before payment of any dividend there may be set aside sum or sums as the Directors from time to time in their absolute discretion think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing*

	discretion think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of NewCo or for such other purpose as the Directors shall think conducive to the interests of NewCo and the Directors may abolish any such reserve in the manner in which it was created. *The Delaware Certificate gives Directors the authority to (a) determine what, if any, dividends are to be declared and paid and (b) set apart out of any of the funds of NewCo available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.*	*or maintaining any property of the Company or for such other purpose as the Directors shall think conducive to the interests of the Company and the Directors may abolish any such reserve in the manner in which it was created.* *The Current Certificate gives Directors the authority to (a) determine what, if any, dividends are to be declared and paid and (b) set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.*
Repurchase of Shares	Delaware Law provides that a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.	New Jersey Law provides that a corporation may generally acquire its own shares subject to restrictions in its own certificate of incorporation.
Stockholder or Shareholder Vote on Fundamental Issues or Extraordinary Corporate Transactions	Under Delaware Law, a sale or other disposition of all or substantially all of a corporation's assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the affirmative vote of the corporation's board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction. *By not containing shareholder voting requirements with regard to fundamental issues or extraordinary corporate transactions, the Delaware Certificate and By-Laws defer to Delaware Law with regard to shareholder voting requires to approve such transactions.*	New Jersey Law provides that in the case of a corporation organized prior to January 1, 1969, a sale, lease, exchange or other disposition of all or substantially all of a corporation's assets not in the usual and regular course of its business, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the affirmative vote of the corporation's board of directors and the affirmative vote of two-thirds of the votes so cast by shareholders entitled to vote thereon, unless the corporation adopts by the affirmative vote of two-thirds of the votes cast by the holders of shares entitled to vote thereon a majority voting requirement. *In addition to the forgoing provisions under New Jersey Law, the Current Certificate includes additional*

		shareholder voting rights related to various business combinations that are intended to delay or discourage attempts to acquire the Company. These provisions are described above under the section titled "Comparison of Certain Charter Document Provisions."

	NewCo Charter Documents	Company Charter Documents
Election of Directors	*Under the Delaware By-Laws, Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.*	*Under the Current By-Laws, Directors are elected by a plurality of the votes cast at the election, except as otherwise provided by the Current Certificate.*
Record Date	*Under the Delaware By-Laws, the record date may be more than sixty (60) nor less than ten (10) days prior to the Stockholder meeting.* *The Delaware By-Laws certain other provisions that reflect New Jersey Law, including with regard to setting record dates for written consents and procedures for when no record date is fixed.*	*Under the Current By-Laws, the record date may in no case be more than sixty (60) days prior to the Shareholders' meeting or other corporate action or event to which it relates. The record date for a Shareholders' meeting is recommended to be not less than thirty (30) days before the date of the meeting.* *The Current By-Laws certain other provisions that reflect New Jersey Law, including with regard to setting record dates for written consents and procedures for when no record date is fixed.*
Purpose	*The Delaware Certificate provides that the purpose of NewCo is to engage in any lawful act or activity for which corporations may be organized under the DGCL.*	*The Current Certificate provides for an enumerated list of activities, principally focused on manufacturing, as the purpose of the Company.*
Voting	*Whenever any action, other than the election of Directors, is to be taken by vote of the Stockholders, it shall be authorized by the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of Stockholders entitled to vote thereon, unless a greater plurality is required by*	*Whenever any action, other than the election of Directors, is to be taken by vote of the Shareholders, it shall be authorized by a majority of the votes cast at a meeting of Shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by statute or by the Certificate*

	statute or by the Certificate of Incorporation.	*of Incorporation.*
Inspection	*In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to determine from time to time whether and, if allowed, under what conditions and regulations the accounts and books of the Company (other than the stock and transfer books), or any of them, shall be open to the inspection of the Stockholders, and the Stockholders' rights in this respect are and shall be restricted and limited accordingly, subject to applicable law.*	*Any person who shall have been a Shareholder of record of the Company for at least six (6) months immediately preceding this demand or any person holding or so authorized in writing by the holders of at least five percent (5%) of the outstanding shares of any class or series, upon at least five (5) days' written demand shall have the right during the usual business hours for any proper purpose to examine in person or by agent or attorney the minutes of the proceedings of the Shareholders and record of Shareholders and to make extracts therefrom at the places where the same are kept.*
Advance Notification Requirement	*The Delaware By-Laws provide that in order to be timely, a Stockholder's written notice must be delivered or mailed to and actually received at the Corporation's principal headquarters no later than the close of business on the 90th calendar day prior to the date of the meeting.*	*The Current By-Laws provide that in order to be timely, a Stockholder's written notice must be delivered or mailed to and actually received at the Corporation's principal headquarters no later than the close of business on the 60th calendar day prior to the date of the meeting.*
Electronic Transmission	*The Delaware By-Laws provide that all acts and things permitted by the DGCL to be done by electronic transmission that are not prohibited from being done by these By-Laws, shall be permitted to be done by electronic transmission under these By-Laws.*	*The Current By-Laws provide that a proxy may be given by the Shareholder or his agent by telegram or cable or by means of electronic communication which results in a writing and makes.*

Reservation of Rights

We reserve the right to abandon the Migratory Merger without further action by our shareholders at any time before the filing the Certificate of Merger and Articles of Merger with the Secretary of State of Delaware and the Secretary of State of New Jersey, as applicable, even if the Migratory Merger has been authorized by our shareholders at the Meeting, and by voting in favor of the Migratory Merger you are expressly also authorizing us to (a) enter into the Agreement and Plan of Merger, with such changes as we may deemed necessary, and (b) determine not to proceed with the Migratory Merger if we should so decide.

Vote Required

The affirmative vote of the stockholders holding 75% or more of the outstanding Common Stock is required to approve this PROPOSAL 4 to consummate the Migratory Merger as provided by the Agreement and Plan of Merger.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSAL 4 TO CHANGE THE COMPANY'S STATE OF INCORPORATION FROM NEW JERSEY TO DELAWARE THOUGH A MIGRATORY MERGER AS PROVIDED BY THE AGREEMENT AND PLAN OF MERGER. PROPERLY AUTHORIZED PROXIES SOLICITED BY THE BOARD WILL BE VOTED "FOR" THIS PROPOSAL UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN.

PROPOSAL 5

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is considering Grant Thornton LLP to serve as the Company's independent registered public accounting firm. Grant Thornton LLP has served as the Company's independent registered public accounting firm since July 2002. While it is not required to do so, the Board is submitting to shareholders for ratification the selection of Grant Thornton LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013. Such ratification of the selection of Grant Thornton LLP will require the affirmative vote of the holders of a majority of the shares of the Common Stock entitled to vote thereon and represented at the Meeting. Notwithstanding ratification of the selection of Grant Thornton LLP to serve as the Company's independent registered public accounting firm, the Board will be under no obligation to select Grant Thornton LLP as the Company's independent registered public accounting firm.

Audit Fees

The aggregate fees billed by Grant Thornton LLP for professional fees rendered in connection with the audit of the Company's annual financial statements and the reviews of the Company's financial statements included in the Company's Quarterly Reports on Form 10-Q, including services related thereto, were $553,408 for the year ended December 31, 2012 and $565,411 for the year ended December 31, 2011.

Audit-Related Fees

The aggregate fees billed by Grant Thornton LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as "Audit Fees," includes consultations concerning financial accounting and reporting matters not classified as audit, were zero for the years ended December 31, 2012 and December 31, 2011.

Tax Fees

The aggregate fees billed by Grant Thornton LLP for professional services rendered for tax compliance, tax advice and tax planning for the year ended December 31, 2012 were $26,740 and $153,711 for the year ended December 31, 2011. The fees for 2012 were primarily related to a manufacturer's deductions study and the fees for 2011 were primarily related to a R&D tax credit study and tax return review.

All Other Fees

There were no other fees billed by Grant Thornton LLP for the years ended December 31, 2012 and December 31, 2011 for products and services, other than those described.

Pre-approval Policies and Procedures

All audit and non-audit services to be performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee. Consistent with applicable law, limited amounts of services, other than audit, review or attest services, may be approved by the Chairman of the Audit Committee pursuant to authority delegated by the Audit Committee, provided each such approved service is reported to the full Audit Committee at its next meeting.

All of the engagements and fees for the year ended December 31, 2012 were approved by the Audit Committee. Of the total number of hours expended on Grant Thornton LLP's engagement to audit the Company's financial statements for the year ended December 31, 2012, none of the hours were attributed to work performed by persons other than permanent, full-time employees of Grant Thornton LLP in the United States and of a member firm of Grant Thornton International in China.

The Audit Committee considered whether the provision of non-audit services by Grant Thornton LLP was compatible with its ability to maintain independence from an audit standpoint and concluded that Grant Thornton LLP's independence was not compromised.

Representatives of Grant Thornton LLP are expected to be present at the Meeting and available to respond to appropriate questions. Such representatives will have the opportunity to make a statement if they desire to do so.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROPERLY AUTHORIZED PROXIES SOLICITED BY THE BOARD WILL BE VOTED "FOR" THIS PROPOSAL UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN.

SHAREHOLDER PROPOSALS

In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of shareholders of the Company, shareholder proposals for such meeting must be submitted to the Company no later than January 2, 2014. Shareholders wishing to nominate directors or bring a proposal before the 2014 annual meeting of shareholders (but not include it in the Company's proxy material) must provide written notice of such nomination or proposal to the attention of the corporate secretary, no later than the close of business on the 60th calendar day prior to the date of the 2014 annual meeting.

Under the SEC's proxy rules, proxies solicited by the Board for the 2013 Annual Meeting of Shareholders may be voted at the discretion of the persons named in such proxies (or their substitutes). Any shareholder proposal may not be included in the Company's proxy statement if the Company does not receive notice of such proposal on or before the deadline set forth in the preceding paragraph.

To be in proper form, a shareholders notice must include the specified information concerning the proposal or nominee as described in the Company's By-Laws. The Company will not consider any proposal or nomination that does not meet the requirements of its By-Laws and the SEC rules for submitting a proposal or nomination.

OTHER MATTERS

So far as now known, there is no business other than that described above to be presented for action by the shareholders at the Meeting, but it is intended that the proxies will be voted upon any other matters and proposals that may legally come before the Meeting or any adjournment thereof, in accordance with the discretion of the persons named therein.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information into this document. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated by reference herein.

This document incorporates by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed previously with the SEC and contains important information about the Company and its financial condition, including information contained in our 2012 Annual Report under the captions "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure." Copies of the 2012 Annual Report on Form 10-K accompany this proxy statement.

The Company will amend this proxy statement to include or incorporate by reference any additional documents that the Company may file with the SEC under Section 13(a), 13(e), 14, or 15(d) of the Exchange Act after the date of this document to the extent required to fulfill our disclosure obligations under the Exchange Act.

The Company will provide, without charge, to each person to whom this proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference in this proxy statement. You may obtain a copy of these documents and any amendments thereto by writing to the Corporate Secretary at the following address: SL Industries, Inc., 520 Fellowship Road, Suite A-114, Mount Laurel, New Jersey 08054. These documents are also included in our SEC filings, which you can access electronically at the SEC's web site at http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this proxy statement, annexes and associated documents are "forward-looking" statements, as well as historical information. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, the Company can give no assurance that the expectations reflected in these forward-looking statements will prove to be correct. The Company's actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors. Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified in their entirety by these and other factors.

Whether or not you intend to be present at this Meeting you are urged to sign and return your proxy promptly.

By order of the Board of Directors,
Glen M. Kassan
Chairman

Mount Laurel, New Jersey
April 3, 2013

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS PROVIDED WITH CERTAIN OTHER SHAREHOLDER INFORMATION IN THE MATERIALS ACCOMPANYING THIS PROXY STATEMENT. TO OBTAIN ADDITIONAL COPIES WITHOUT CHARGE, PLEASE WRITE TO: LOUIS J. BELARDI, SECRETARY, SL INDUSTRIES, INC., 520 FELLOWSHIP ROAD, SUITE A-114, MOUNT LAUREL, NEW JERSEY 08054.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of [_______] [__], 20[_], by and between SL Industries, Inc., a New Jersey corporation ("SL - NJ"), and SL Industries, Inc., a Delaware corporation ("SL - DE").

W I T N E S S E T H:

WHEREAS, SL - NJ is a corporation duly organized and in good standing under the laws of the State of New Jersey;

WHEREAS, SL - DE is a corporation duly organized and in good standing under the laws of the State of Delaware;

WHEREAS, the board of directors of SL - NJ has determined that it is advisable and in the best interests of SL - NJ that SL - NJ merge with and into SL - DE upon the terms and subject to the conditions herein provided;

WHEREAS, the board of directors of SL - DE has determined that it is advisable and in the best interests of SL - DE that SL - NJ merge with and into SL - DE upon the terms and subject to the conditions herein provided;

WHEREAS, this Agreement has been duly approved by the shareholders of SL - NJ and the sole shareholder of SL - DE; and

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1: The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), SL - NJ shall be merged with and into SL - DE (the "Merger"), and the separate existence of SL - NJ shall cease and SL - DE shall be the entity surviving the Merger (hereinafter referred to as the "Surviving Entity"), which shall continue to exist under, and be governed by, the laws of the State of Delaware. The Merger shall have the effects specified in the General Corporation Law of the State of Delaware (the "DGCL") including section 259 of the DGCL, the New Jersey Business Corporation Act (the "NJBCA") and this Agreement.

(b) The Merger shall become effective on the date and time specified in a Certificate of Merger to be filed with the Secretary of State of the State of Delaware and Articles of Merger to be filed with the Secretary of State of the State of New Jersey (the "Effective Time").

ARTICLE 2: Directors and Officers. The directors and officers of SL - NJ immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity from and after the Effective Time, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the by-laws of the Surviving Entity or the DGCL.

ARTICLE 3: Governing Documents.

(a) The certificate of incorporation of SL - DE in effect at the Effective Time, in the form attached hereto as Exhibit A, shall be the certificate of incorporation of the Surviving Entity until amended in accordance with applicable law.

(b) The by-laws of SL - DE in effect at the Effective Time, in the form attached hereto as Exhibit B, shall be the by-laws of the Surviving Entity until amended in accordance with applicable Law.

ARTICLE 4: Name. From and after the Effective Time, the name of the Surviving Entity shall be: SL Industries, Inc.

ARTICLE 5: Effect of Merger on Capital Stock.

(a) At the Effective Time, each share of common stock of SL - NJ issued and outstanding immediately prior to the Effective Time shall be automatically converted into one share of common stock of the Surviving Entity, and each issued and outstanding share of common stock of SL - DE owned by SL - NJ shall be automatically retired and canceled, without the payment of consideration therefor.

(b) At the Effective Time, each option, warrant, restricted stock unit or other security of SL - NJ issued and outstanding immediately prior to the Effective Time shall be converted into and shall be an identical security of the Surviving Entity and shares of common stock of the Surviving Entity shall be reserved for purposes of the exercise of such options, warrants, restricted stock units or other securities for each share of common stock of SL - NJ so reserved prior to the Effective Time.

(c) At and after the Effective Time, all of the outstanding certificates or other documents that immediately prior to the Effective Time evidenced ownership of securities of SL - NJ shall be deemed for all purposes to evidence ownership of and to represent the securities of the Surviving Entity into which such securities of SL - NJ have been converted, as herein provided, and shall be so registered on the books and records of the Surviving Entity or its transfer agent. The registered owner of any such outstanding certificate or other document evidencing ownership of securities of SL - NJ shall, until such certificate or other document shall have been surrendered for transfer or otherwise accounted for to the Surviving Entity or its transfer agent, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends and other distributions upon, the securities evidenced by such certificate or other document, as above provided.

ARTICLE 6: Transfer, Conveyance and Assumption. Without limiting the generality of the foregoing, at the Effective Time, (i) the Surviving Entity shall, without further transfer, succeed to and possess all of the rights, privileges, franchises, immunities and powers of SL - NJ; (ii) all of the assets and property of whatever kind and character of SL - NJ shall vest in the Surviving Entity without further act or deed; and (iii) the Surviving Entity, shall, without further act or deed, assume and be subject to all of the duties, liabilities, obligations and restrictions of every kind and description of SL - NJ, including, without limitation, all outstanding indebtedness of SL - NJ.

ARTICLE 7: Employee Benefit and Compensation Plans. At the Effective Time, each employee benefit plan, incentive compensation plan and other similar plans to which SL - NJ is then a party shall be assumed by, and continue to be the plan of, the Surviving Entity. To the extent any employee benefit plan, incentive compensation plan or other similar plan of SL - NJ provides for the issuance or purchase of, or otherwise relates to, securities of SL - NJ, after the Effective Time such plan shall be deemed to provide for the issuance or purchase of, or otherwise relate to, the securities of the Surviving Entity into which such securities of SL - NJ have been converted as herein provided.

ARTICLE 8: Further Assurances. From time to time, as and when required by the Surviving Entity or by its successors and assigns, there shall be executed and delivered on behalf of SL - NJ such deeds and other instruments, and there shall be taken or caused to be taken by the Surviving Entity all such further and other actions, as shall be appropriate or necessary in order to vest, perfect or confirm in the Surviving Entity the title to and possession of all property, interests, assets, rights, privileges, immunities, powers and authority of SL - NJ, and otherwise to carry out the purposes of this Agreement. The directors and officers of the Surviving Entity are fully authorized, on behalf of the Surviving Entity and SL - NJ, to take any and all such actions and to execute and deliver any and all such deeds, documents and other instruments.

ARTICLE 9: Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time if the board of directors of SL - NJ determines for any reason, in its sole judgment and discretion, that the consummation of the Merger would be inadvisable or not in the best interests of SL - NJ and its shareholders. In the event of the termination and abandonment of this Agreement, this Agreement shall become null and void and have no effect, without any liability on the part of either SL - NJ or SL - DE, or any of their respective shareholders, directors or officers.

ARTICLE 10: Amendments; Waivers.

(a) Any provision of this Agreement may, subject to applicable law, be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed by SL - NJ and SL - DE, provided that an amendment shall not (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any securities of SL - NJ to be effected by the Merger; (ii) alter or change any term of the certificate of incorporation of the Surviving Entity; or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of SL - NJ.

(b) No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

ARTICLE 11: Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

ARTICLE 12: Authorization. The shareholders, board of directors and the proper officers of SL - NJ and of the Surviving Entity, respectively, are hereby authorized, empowered, and directed to do any and all acts and things, and to make, execute, deliver, file, and/or record any and all instruments, papers, and documents which shall be or become necessary, proper, or convenient to carry out or put into effect any of the provisions of this Agreement and the Merger provided for herein.

ARTICLE 13: Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflicts of law.

ARTICLE 14: Consent to Jurisdiction. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of any New York state court, or the United States District Court, Southern District of New York, in each case sitting in the County of New York over any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby and each of the parties hereto hereby irrevocably agrees that all claims in respect of such action or proceeding shall be heard and determined in such New York state or Federal court.

ARTICLE 15: Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be considered to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received the counterpart hereof signed by the other party hereto.

[Signature Page Follows]

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned have executed this instrument as of the [__] day of [________], 20[__].

SL INDUSTRIES, INC., a New Jersey corporation

By: ____________________________________
Name:
Title:

SL INDUSTRIES, INC., a Delaware corporation

By: ____________________________________
Name:
Title:

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SL INDUSTRIES, INC.

FIRST. Name. The name of the corporation is SL INDUSTRIES, INC. (hereinafter referred to as the "Corporation").

SECOND. Registered Office and Agent. The location of the Corporation's current registered office in the State of Delaware is 615 South DuPont Highway, Dover, DE 19901, County of Kent and the name of the current registered agent thereon and in charge thereof, upon whom process against this Corporation may be served, is National Corporate Research, Ltd.

THIRD. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH. Authorized Shares.

4.1 The total number of shares of all classes of stock which the Corporation shall be authorized to issue is thirty-one million (31,000,000) shares, consisting of: (a) six million (6,000,000) shares of Preferred Stock, without par value (herein called "Preferred Stock") and (b), twenty-five million (25,000,000) shares of Common Stock, of the par value of twenty cents ($0.20) per share (herein called "Common Stock").

4.2 Preferred Stock.

a. The Preferred Stock may be issued in one or more series. The designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Preferred Stock of each series shall be such as are stated and expressed herein and, to the extent not stated and expressed herein, shall be such as may be fixed by the Board of Directors (authority so to do being hereby expressly granted) and stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of such series. Such resolution or resolutions shall (a) specify the series to which such Preferred Stock shall belong, (b) state whether a dividend shall be payable in cash, stock or otherwise, whether such dividends shall be cumulative or noncumulative and whether the Preferred Stock of such series shall rank on a parity with or junior to other series of Preferred Stock as to dividends, and fix the dividend rate therefor (or the manner of computing the rate of such dividends thereon), (c) fix the amount which the holders of the Preferred Stock of such series shall be entitled to be paid in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (d) state whether or not the Preferred Stock of such series shall be redeemable and at what times and under what conditions and the amount or amounts payable thereon in the event of redemption; and may, in a manner not inconsistent with the provisions of this Article Fourth, (i) limit the number of shares of such series which may be issued, (ii) provide for a sinking fund for the purchase or redemption, or a purchase fund for the purchase, of shares of such series and the terms and provisions governing the operation of any such fund and the status as to reissuance of shares of Preferred Stock purchased or otherwise reacquired or redeemed or retired through the operation thereof, and that so long as the Corporation is in default as to such sinking or purchase fund the Corporation shall not (with such exceptions, if any, as may be provided) pay any dividends upon or purchase or redeem shares of capital stock ranking junior to the Preferred Stock with respect to dividends or distribution of assets upon liquidation (referred to in this Section 4.2 of Article Fourth as "stock ranking junior to the Preferred Stock"), (iii) grant voting rights to the holders of shares of such series in addition to those required by law, (iv) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issue of additional Preferred Stock or other capital stock ranking on a parity therewith or prior thereto with respect to dividends or distribution of assets upon liquidation, (v) impose conditions or restrictions upon the payment of dividends upon, or the making of other distributions to, or the acquisition of, stock ranking junior to the Preferred Stock, (vi) grant to the holders of the Preferred Stock of such series the right to convert such stock into other securities, and (vii) grant such other special rights to the holders of shares of such series as the Board of Directors may determine and as shall not be inconsistent with the provisions of this Article Fourth. The term "fixed for such series" and similar terms as used in this Section 4.2 shall mean stated and expressed herein or in a resolution or resolutions adopted by the Board of Directors providing for the issue of Preferred Stock of the series referred to therein.

b. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any class of stock of the Corporation ranking junior to the Preferred Stock, the holders of the Preferred Stock of the respective series shall be entitled to be paid in full the respective amounts fixed for such series. After such payment shall have been made in full to the holders of the Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the stocks of the Corporation ranking junior to the Preferred Stock according to their respective rights. In the event that the assets of the Corporation available for distribution to the holders of Preferred Stock shall not be sufficient to make the payment herein required to be made in full, such assets shall be distributed to the holders of the respective shares of Preferred Stock pro rata in proportion to the amounts payable hereunder upon each share thereof.

c. Except as otherwise provided in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, shares of Preferred Stock redeemed or otherwise acquired by the Corporation shall assume the status of authorized but unissued Preferred Stock and may thereafter, subject to the provisions of this Section 4.2 and of any restrictions contained in any resolution of the Board of Directors providing for the issue of any particular series of Preferred Stock, be reissued in the same manner as other authorized but unissued Preferred Stock.

4.3 Common Stock.

a. All or any part of the authorized shares of Common Stock of the Corporation may be issued from time to time and for such consideration, not less than the par value thereof, as may be determined and fixed from time to time by the Board of Directors, as provided by law.

b. Subject to the prior and superior rights of the Preferred Stock, and on the conditions set forth in the foregoing Section 4.2 or in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any funds legally available therefor.

c. Subject to the provisions of this Article Fourth, the holders of Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation.

d. After payment shall have been made in full to the holders of the

Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

4.4 General provisions. No stockholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized or any bonds, debentures or other securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

FIFTH. Directors' Authority. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(i) To make, alter and amend the by-laws of the Corporation. The original bylaws of the Corporation shall be adopted by the incorporator.

(ii) To fix and vary the amount of the working capital of the Corporation and to determine what, if any, dividends shall be declared and paid.

(iii) To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

(iv) To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.

(v) By a resolution passed by a majority vote of the whole board, if so provided in the by-laws, to designate two or more of its number to constitute an executive committee, which committee shall exercise, as provided in said resolution or in the by-laws, the powers of the Board of Directors in the management of the business, affairs and property of the Corporation during the intervals between the meetings of the directors.

(vi) To determine from time to time whether and, if allowed, under what conditions and regulations the accounts and books of the Corporation (other than the stock and transfer books), or any of them, shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly, subject to applicable law.

SIXTH. Director and Officer Liability and Indemnification.

6.1 The personal liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the DGCL, and no director or officer of the Corporation shall be liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders.

6.2 The Corporation shall indemnify any and all persons whom it shall have power to indemnify pursuant to the DGCL against any and all expenses, judgments, fines, amounts paid in settlement, and any other liabilities to the fullest extent permitted by such law and may, in the discretion of the Board of Directors, purchase and maintain insurance, at its expense, to protect itself and such persons against any such expense, judgment, fine, amount paid in settlement, or other liability asserted against and incurred by such persons, whether or not the Corporation would have the power to so indemnify such persons under the General Corporation Law of the State of Delaware. The indemnification provided for herein shall not be deemed to limit the right of the Corporation to indemnify any other person or any such expenses to the full extent permitted by law nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such offices, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.3 No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director or officer of this Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal, or any indemnification right of any person arising from any matter occurring prior to such amendment or repeal.

SEVENTH. Opt-Out Of Restrictions on Business Combinations with Interested Stockholders. The Corporation shall not be governed by or subject to Section 203 of the General Corporation Law of the State of Delaware.

EIGHTH. Related Transactions. In the absence of fraud, no contract or other transaction between the Corporation and any other Corporation or any individual, association or firm shall be in any way affected or invalidated by the fact that any of the directors of the Corporation are interested in such other corporation, association or firm or personally interested in such contract or transaction; provided that such interest shall be fully disclosed or otherwise known to the Board of Directors at the meeting of said board at which such contract or transaction is authorized or confirmed; and provided further that at such meeting there is present a quorum of directors not so interested and that such contract or transaction shall be approved by a majority of such quorum. Any director of the Corporation may vote upon any contract or other transaction between this Corporation and any subsidiary or affiliated corporation without regard to the fact that he is also a director of such subsidiary or affiliated corporation.

NINTH. Books and Records. The Corporation may have one or more offices within or outside the State of New Jersey at which the directors may hold their meetings and keep the books of the Corporation, but the Corporation shall always keep at its principal office a transfer book in which the transfers of stock can be made, entered and registered, and also a book containing the names and addresses of the stockholders and the number of shares held by them respectively, which shall be open at all times during the business hours to the examination of the stockholders. Elections of directors need not be by ballot unless the by-laws of the Corporation so provide.

TENTH. Amendment. The Corporation reserves the right to amend, alter or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ELEVENTH. Captions. The captions contained in this certificate are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this certificate of incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned on this ___ day of _________, 201__.

By: ______________________________
Name:
Title:

Exhibit B

BY-LAWS

OF

SL INDUSTRIES, INC.

ARTICLE I

OFFICES

1.1 The registered office of SL Industries, Inc. (the "Corporation") shall be at the National Corporate Research, Ltd., 615 South DuPont Highway, Dover, DE 19901, County of Kent.

1.2 The Corporation may have such other offices either within or without the state as the Board of Directors of the Corporation may designate or the business of the Corporation may require from time to time.

ARTICLE II

SEAL

2.1 The corporate seal shall have inscribed thereon the name of the Corporation, the year of its creation and the words "Corporate Seal, Delaware."

ARTICLE III

STOCKHOLDERS' MEETINGS

3.1 Meeting Locations. All meeting of the Stockholders shall be held at the registered office of the Corporation or at such other place or places either within or without the State of New Jersey as may from time-to-time be selected by the Board of Directors.

3.2 Annual Meetings.

(a) The Annual Meeting of the Stockholders shall be held at such time and date as may be fixed each year by the Board of Directors, when the Stockholders shall elect a Board of Directors by a plurality vote of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and transact such other business as may properly be brought before the meeting.

(b) If the Annual Meeting for election of Directors is not held on the day designated therefore, the Directors shall cause the meeting to be held as soon thereafter as convenient.

3.3 Special Meetings. Special Meetings of the Stockholders may be called by the Chairman, the President, the Board of Directors, or by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

3.4 Notice of Stockholders' Meetings.

(a) Written notice of the time, place and purpose or purposes of every meeting of Stockholders shall be given not less than thirty (30) nor more than sixty (60) days before the date of the meeting either personally, by mail, or by such other means permitted by the General Corporation Law of the State of Delaware as in effect from time to time or any successor statute thereto (the "DGCL"), to each Stockholder of record entitled to vote at the meeting, unless lesser or greater period of notice is required or allowed by statute in a particular case.

(b) When a meeting is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business is transacted as might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to notice on the new record date.

3.5 Waiver of Notice.

(a) Notice of a meeting need not be given to any Stockholder who signs a waiver of such notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him.

(b) Whenever Stockholders are authorized to take any action after the lapse of a prescribed period of time, the action may be taken without such lapse if such requirement is waived in writing, in person or by proxy, before or after the taking of such action by every Stockholder entitled to vote thereon as of the date of the taking of such action.

3.6 Fixing Record Date.

(a) The Board of Directors may fix, in advance, a date as the record date for determining the Corporation's Stockholders with regard to any corporate action or event and, in particular, for determining the Stockholders who are entitled to:

(i) notice of or to vote at any meeting of Stockholders or any adjournment thereof;

(ii) be given a written consent to any action without a meeting; or

(iii) receive payment of any dividend or allotment of any given right.

(b) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(c) In order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(d) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(e) When a determination of Stockholders of record for a Stockholders' meeting has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this section for the adjourned meeting.

3.7 Voting Lists.

(a) The officer or agent having charge of the stock transfer books for shares of the Corporation shall make and certify a complete list of Stockholders entitled to vote at a Stockholders' meeting or any adjournment thereof. A list required by this section may consist of cards arranged alphabetically or any equipment which permits the visual display of such information, or be in any other form or arrangement permitted by the DGCL. Such list shall be arranged alphabetically within each class, series or groups of Stockholders maintained by the Corporation for convenience of reference, with the address of and the number of shares held by each Stockholder; be produced or available by means of a visual display at the time and place of the meeting; be subject to the inspection of any Stockholder for reasonable periods during the whole time of the meeting; and be prima facie evidence as to who are the Stockholders entitled to examine such list or to vote at any meeting.

(b) If the requirements of this section have not been complied with, the meeting, on the demand of any Stockholder in person or by proxy, shall be adjourned until the requirements are complied with. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting prior to the making of any such demand.

3.8 Quorum.

(a) Unless otherwise provided in the Certificate of Incorporation or by statute, the holders of a majority of the shares of stock entitled to be voted, present in person or represented by proxy at a meeting, shall constitute a quorum for the transaction of business at a meeting. In the absence of a quorum the holders of record present or represented by proxy at such meeting may vote to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is obtained. At any such adjourned session of the meeting at which there shall be present or represented the holders of record of the requisite number of shares, any business may be transacted that might have been transacted at the meeting as originally called.

(b) Whenever the holders of any class or series of share are entitled to vote separately on a specified item of business, the provisions of this section shall apply in determining the presence of a quorum of such class or series for the transaction of such specified item of business.

3.9 Voting.

(a) Each holder of any share with voting rights shall be entitled to one (1) vote for each such share registered in his name, except as otherwise provided in the Certificate of Incorporation. Whenever any action, other than the election of Directors, is to be taken by vote of the Stockholders, it shall be authorized by the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of Stockholders entitled to vote thereon, unless a greater plurality is required by statute or by the Certificate of Incorporation.

(b) Every Stockholder entitled to vote at a meeting of Stockholders or to express consent without a meeting may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the Stockholder or his agent, except that a proxy may be given by the Stockholder or his agent by telegram or cable or by means of electronic communication or electronic transmission which results in a writing. No proxy shall be valid for more than eleven (11) months unless a longer time is expressly provided therein. Unless it is irrevocable as provided in Section 212(e) of DGCL, a proxy shall be revocable at will. The grant of a later proxy revokes any earlier proxy unless the earlier proxy is irrevocable. A proxy shall not be revoked by the death or incapacity of the Stockholder but such proxy shall continue in force until revoked by the personal representative or guardian of the Stockholder. The presence at any meeting of any Stockholder who has given a proxy shall not revoke such proxy unless the Stockholder shall file written notice of such revocation with the Secretary of the meeting prior to the voting of such proxy, or votes the shares subject to the proxy by written ballot.

3.10 Action by Consent. Unless otherwise provided by the Certificate of Incorporation or the DGCL, any action by the Stockholders of the Corporation that can be effected at an annual or special meeting of Stockholders can be effected by written consent without a meeting so long as such written consent is signed by the holders of at least the number of shares required to approve such action at a duly held annual or special Stockholders meeting at which all shares entitled to vote thereon were present and voted.

3.11 Election of Directors.

(a) Except as otherwise provided in the Certificate of Incorporation, at each election of Directors every Stockholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected and for whose election he has a right to vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, except as otherwise provided by the Certificate of Incorporation.

(b) Elections of Directors need not be by ballot unless a Stockholder demands election by ballot at the election and before the voting begins.

3.12 Inspectors of Election.

(a) The Board of Directors, in advance of any Stockholders' meeting or of the tabulation of written consents of Stockholders without a meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof or to tabulate such consents and make a written report thereof. If inspectors to act at any meeting of Stockholders are not so appointed or shall fail to qualify, the person presiding at a Stockholders' meeting may and on the request of any Stockholder entitled to vote thereat shall make such appointment.

(b) Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. No person shall be elected a Director in an election for which he has served as an inspector.

3.13 Advance Notification Requirement.

(a) At any meeting of Stockholders, only such director nominations, proposals or other business ("business") shall be conducted or considered by the Stockholders as shall have been properly brought before such meeting. To be properly brought before a meeting the business must be a proper subject for action by Stockholders and must be: (a) specified in the notice of any meeting (or supplement thereto) given by or at the direction of the Board of Directors; (b) brought before a meeting by or at the direction of the Board of Directors; or (c) brought before a meeting by a Stockholder where the Stockholder has complied with the procedures set forth in this Section.

(b) For business to be properly brought before a meeting by a Stockholder of the Corporation, the Stockholder must give the Secretary of the Corporation timely written notice of the business to be brought before a meeting. To be timely, a Stockholder's written notice must be delivered or mailed to and actually received at the Corporation's principal headquarters no later than the close of business on the 90th calendar day prior to the date of the meeting. A Stockholder's written notice to the Secretary of the Corporation of the business to be brought before the meeting shall set forth (a) as to each person whom the Stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owners, if any, on whose behalf the proposal is made; and (c) as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such Stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such Stockholder and such beneficial owner and (iii) a representation that the Stockholder is a holder of record of shares of the Corporation and intends to appear in person or by proxy at the meeting to propose such business.

(c) Notwithstanding anything in the Corporation's By-Laws to the contrary, no business shall be conducted at a Stockholder meeting except in accordance with the provisions and procedures set forth in this Section of the Corporation's By-Laws.

(d) The presiding officer of a meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting, and, in accordance with the provisions of this section of the Corporation's By-Laws, the presiding officer of the meeting shall so declare to the meeting that any such business not properly before the meeting shall not be transacted.

ARTICLE IV

DIRECTORS

4.1 Number. The business and affairs of this Corporation shall be managed by its Board of Directors, not less than five (5) nor more than ten (10) in number, as determined by the Board of Directors. A Director shall be at least eighteen years of age and need not be a United States citizen or a resident of this State or a Stockholder in the Corporation. Each Director shall be elected by the Stockholders at the Annual Meeting of the Corporation and shall be elected for the term of one (1) year and until his successor shall be elected and shall qualify.

4.2 Regular Meetings. Regular meetings of the Board of Directors shall be held immediately following the Annual Meeting of Stockholders, and at such other times and places, as shall be determined by the Board of Directors. After the election of the Directors, the newly-elected Board shall meet for the purpose of organization, election of officers of the Corporation and Chairman, and otherwise, and no notice of such meeting shall be necessary to the newly-elected Directors in order to constitute legally the meeting, provided a majority of the whole Board shall be present.

4.3 Quorum.

(a) A majority of the entire Board or of any committee thereof shall constitute a quorum for the transaction of business and the act of the majority present at a meeting at which a quorum is present shall be the act of the Board of Directors or of the committee.

(b) Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if, prior or subsequent to such action, all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing and such written consents are filed with the minutes of the proceedings of the Board of Directors or the committee.

(c) Where appropriate communication facilities are reasonably available, any or all Directors shall have the right to participate in all or any part of a meeting of the Board of

Directors or a committee of the Board of Directors by means of conference telephone or any means of communication by which all persons participating in the meeting are able to hear each other, unless otherwise provided in the Certificate of Incorporation.

4.4 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or the President on one day's notice to each Director, either personally or by mail; special meetings may be called in like manner and on like notice on the written request of any two (2) Directors.

4.5 Waiver of Notice. Notice of any meeting need not be given to any Director who signs a waiver of notice, whether before or after the meeting. The attendance of any Director at a meeting without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him. Neither the business to be transacted at nor the purposes of any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Notice of any adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

4.6 Powers of Directors. The Board of Directors shall have the management of the business of the Corporation. In addition to the powers and authorities by the By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute nor by these By-Laws directed or required to be exercised or done by the Stockholders.

4.7 Compensation of Directors. The Board of Directors, by the affirmative vote of a majority of Directors in office and irrespective of any personal interest of any of them, shall have authority to establish reasonable compensation of Directors for services to the Corporation as Directors, officers or otherwise.

4.8 Executive Committee. If deemed advisable, the Board of Directors, by resolution adopted by a majority of the entire Board, may appoint from among its members an executive committee and one or more other committees, each of which shall have one or more members. Any such committee, to the extent provided in such resolution or resolutions or in these By-Laws and not inconsistent with Section 141 of the DGCL, shall have and may exercise all the powers and authority of the Board, except that no such committee shall make, alter or repeal any By-Law of the Corporation; elect or appoint any Director, or remove any officer or Director; submit to Stockholders any action that requires Stockholders' approval; or amend or repeal any resolution theretofore adopted by the Board of Directors which by its terms is amendable or repealable only by the Board of Directors.

Actions taken at a meeting of such committee shall be reported to the Board of Directors at its next meeting following such committee meeting except that, when the meeting of the Board of Directors is held within two (2) days after the committee meeting, such report, if not made at the first meeting, shall be made to the Board of Directors at its second meeting following such committee meeting.

4.9 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Directors; shall be ex officio a member of the Executive Committee, and shall exercise such other powers and perform such other duties as the Board of Directors shall prescribe.

4.10 Audit Committee. The Audit Committee shall be appointed from among those Directors who are not officers or employees of the Corporation. Such Committee shall designate from among its members a chairman who shall preside over meetings of the Committee and perform such administrative functions as the Committee may deem necessary. The Committee shall (a) recommend to the Board of Directors and to the Stockholders an accounting firm whose duty it shall be to audit the books and records of the Corporation; (b) review the audit report each year and make such recommendations as it may deem appropriate to carry out recommendations as may be made by the auditing accounting firm or such auditing and account steps as the Committee may deem necessary upon its own motion; (c) from time-to-time meet with and receive reports from the Corporation's Controller and recommend to the Chairman, the President or the Board of Directors such action, as the Committee may deem appropriate.

4.11 Secretary. The Secretary shall keep full minutes of all meetings of the Board of Directors, shall attend all sessions of the Board, shall act as clerk thereof and shall record all minutes and proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. Unless otherwise provided by the Chairman, he shall give or cause to be given notices of all meetings of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors.

4.12 Discharge of Duties.

(a) In discharging their duties, Directors and members of any committee designated by the Board shall not be liable if, acting in good faith, they rely (i) upon the opinion of counsel for the Corporation, (ii) upon written reports setting forth financial data concerning the Corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants, (iii) upon financial statements, books of account or reports of the Corporation represented to them to be correct by the President, the officer of the Corporation having charge of its book of account, or the person presiding at a meeting of the Board, or (iv) upon written reports of committees of the Board.

(b) In discharging his duties to the Corporation and in determining what he reasonably believes to be in the best interest of the Corporation, a Director may, in addition to considering the effects of the action on the Corporation's shareholders, consider any of the following: (i) the effects of the action on the Corporation's employees, suppliers, creditors and customers; (ii) the effects of the action on the community or communities in which the Corporation operates; and, (iii) the long-term as well as the short-term interests of the Corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the Corporation. If, on the basis of the foregoing factors, the Board of Directors determines that any proposal or offer to acquire the Corporation is not in the best interest of the Corporation, it may reject such proposal or offer. If the Board of Directors determines to reject any such proposal or offer, the Board of Directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

ARTICLE V

OFFICERS

5.1 Officers. The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, a Controller and, if desired, one or more Vice Presidents, and such other officers as may be required. They shall be annually elected by the Board of Directors and shall hold office for one (1) year and until their successors are elected and have qualified, subject to earlier termination by removal by the Board or resignation. The Board of Directors may also choose such employees and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and shall perform such duties as from time-to-time shall be prescribed by the Board of Directors.

Any two or more offices may be held by the same person but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by these By-Laws to be executed, acknowledged or verified by two or more officers.

5.2 Salaries. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

5.3 Removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause.

5.4 President. The President shall be the Chief Executive Officer of the Corporation; he shall have general and active management of the business of the Corporation, shall perform the duties of the Chairman of the Board in his absence and shall see that all orders and resolutions of the Board of Directors are carried into effect, subject, however, to the right of the Directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the Corporation. He shall be ex officio a member of all committees other than the Audit Committee and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation.

5.5 Secretary. The Secretary shall keep full minutes of all meetings of the Stockholders and shall give or cause to be given notices of all meetings of the Stockholders of the Corporation and shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision he shall be.

5.6 Treasurer. The Treasurer shall be responsible for banking and borrowing arrangements of the Corporation and its relations with financial institutions, as well as investor relations.

5.7 Controller. The Controller shall be responsible for keeping full and accurate accounts of the assets, liabilities, receipts and disbursements of the Corporation and reporting thereon and on the Corporation's transactions and financial condition.

ARTICLE VI

VACANCIES

6.1 Directors. Any directorship not filled at the Annual Meeting and any vacancy, however caused, including vacancies resulting from an increase in the number of Directors, occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors even though less than a quorum of the Board of Directors or by a sole remaining Director. A Director so elected by the Board of Directors shall hold office until his successor shall have been elected and qualified.

6.2 Officers. Any vacancy occurring among the officers, however caused, shall be filled by the Board of Directors.

6.3 Resignations. Any Director or other officer may resign by written notice to the Corporation. The resignation shall be effective upon receipt thereof by the Corporation or at such subsequent time as shall be specified in the notice of resignation.

ARTICLE VII

SHARE CERTIFICATES

7.1 Certificates. The share certificates of the Corporation shall be numbered and registered in the transfer records of the Corporation as they are issued. They shall bear the corporate seal, or a facsimile thereof, and shall be signed by the President or a Vice President and by the Secretary or Assistant Secretary. If the certificates are signed by a Transfer Agent and a Registrar, the signatures of the officers of the Corporation may be facsimile.

7.2 Transfer Agents and Registrars. The Board of Directors shall have the power to appoint one or more Transfer Agents and Registrars for the transfer and registration of certificates of the shares of the Corporation and may require that share certificates be countersigned by one or more of such Transfer Agents and Registrars.

7.3 Transfers. All transfers of the shares of the Corporation shall be made upon the books of the Corporation by the holders of the shares in person or by their legal representatives. Share certificates shall be surrendered and cancelled at the time of transfer.

7.4 Loss of Certificates. In the event that a share certificate shall be lost, destroyed or mutilated, a new certificate may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

ARTICLE VIII

BOOKS AND ACCOUNTS

8.1 Books and Records. The Corporation shall keep books and records of account and minutes of the proceedings of the Stockholders, Board of Directors and executive committees, if any. Such books, records and minutes may be kept outside this State. The Corporation shall keep at its principal office, its registered office or at the office of a transfer agent a record or records containing the names and addresses of all Stockholders, the number, class and series of shares held by each and the dates when they respectively became the owners of record thereof. Any of the foregoing books, minutes or records may be in written form or in any other form capable of being converted into readable form within a reasonable time, and the Corporation shall convert into readable form without charge any such records not in such form, upon the written request of any person entitled to inspect them.

8.2 Inspection. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to determine from time to time whether and, if allowed, under what conditions and regulations the accounts and books of the Corporation (other than the stock and transfer books), or any of them, shall be open to the inspection of the Stockholders, and the Stockholders' rights in this respect are and shall be restricted and limited accordingly, subject to applicable law.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Monetary Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

9.2 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year.

9.3 Dividends. The Board of Directors may declare and pay dividends upon the outstanding shares of the Corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

9.4 Reserve. Before payment of any dividend there may be set aside sum or sums as the Directors from time to time in their absolute discretion think proper as a reserve fund to meet contingencies or for equalizing dividends or for repairing or maintaining any property of the Corporation or for such other purpose as the Directors shall think conducive to the interests of the Corporation and the Directors may abolish any such reserve in the manner in which it was created.

9.5 Giving Notice.

(a) Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by any other means not prohibited by the DGCL. If notice is given by mail, the notice shall be deemed to be given when deposited in the mail addressed to the person to whom it is directed at his last address as it appears on the records of the Corporation with postage prepaid thereon. Such notice shall specify the place, day and hour of the meeting and, in the case of a Stockholders' meeting, the general nature of the business to be transacted.

(b) In computing the period of time for the giving of any notice required or permitted by statute or by the Certificate of Incorporation or by these By-Laws or by any resolution of Directors or Stockholders, the day on which the notice is given shall be excluded and the day on which the matter noticed is to occur shall be included.

9.6 Loans to Officers and Employees. To the extent not prohibited by law or regulation, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of any subsidiary whenever it may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be made with or without interest, and may be unsecured or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

9.7 Disallowed Compensation. Any payments made to an officer or employee of the Corporation such as salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him which shall be disallowed as a deductible expense for tax purposes shall be reimbursed by such officer or employee to the Corporation to the full extent of the disallowance, provided, however, that partial disallowances through no fault of the employee, such as those provided by Section 274 of the Internal Revenue Code, at the discretion of the Chief Executive Officer need not be reimbursed. In lieu of payment by the officer or employee and subject to the determination of the Directors, proportionate amounts may be withheld from his or her future compensation payments until the amount owed to the Corporation has been fully recovered.

9.8 Electronic Transmission. All acts and things permitted by the DGCL to be done by electronic transmission that are not prohibited from being done by these By-Laws, shall be permitted to be done by electronic transmission under these By-Laws.

ARTICLE X

INDEMNIFICATION

10.1 Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation, as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) and in the manner provided in the Certificate of Incorporation of the Corporation and as otherwise permitted by the DGCL.

10.2 Where required by law, the indemnification provided for herein shall be made only as authorized in the specific case upon the determination, in the manner provided by law, that indemnification of the director, officer, employee or agent of the Corporation is proper in the circumstances. The Corporation, to the full extent permitted by law, may purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person.

10.3 To the extent that a current or former director, officer, employee or agent of the Corporation is successful on the merits or otherwise in defense of any action, suit or proceeding, the Corporation shall, to the fullest extent permitted by the DGCL, indemnify such person against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith.

10.4 The indemnification and advancement of expenses provided by the DGCL shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses hereunder may be entitled under any By-Law, agreement, vote of Stockholders or disinterested directors or otherwise.

10.5 Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay such amount if it shall ultimately be determined that such person is not entitled to be so indemnified.

ARTICLE XI

AMENDMENTS

11.1 The Board of Directors shall have the power to make, alter and repeal these By-Laws but By-Laws made by the Board of Directors may be altered and repealed and new By-Laws may be made by the Stockholders.